United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

Annual Report
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

☒ **Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended February 3, 2007 ("Fiscal 2006").**

☐ **Transition Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to .**

[Commission file number 0-23874]

JOS. A. BANK CLOTHIERS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-3189198**
(State of Incorporation)	(I.R.S. Employer Identification No.)
500 Hanover Pike, Hampstead, MD	**21074**
(Address of principal executive offices)	(zip code)

(410) 239-2700
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: Rights to purchase units of Series A Preferred Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III for this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by nonaffiliates of the registrant, based upon the closing price of shares of Common Stock on the National Association of Securities Dealers Automated Quotation ("NASDAQ") Global Select Market at July 29, 2006 was approximately $440.6 million. The determination of the "affiliate" status for purposes of this report on Form 10-K shall not be deemed a determination as to whether an individual is an "affiliate" of the registrant for any other purposes.

The number of shares of Common Stock outstanding on April 5, 2007 was 18,063,826.

DOCUMENTS INCORPORATED BY REFERENCE: The Company will disclose the information required under Part III, Items 10-14 either by (a) incorporating the information by reference from the Company's definitive proxy statement if filed by June 4, 2007 (the first business day following 120 days from the close of its fiscal year ended February 3, 2007) or (b) filing an amendment to this Form 10-K which contains the required information by June 4, 2007.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER INFORMATION

This Annual Report on Form 10-K includes and incorporates by reference certain statements that may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. When used in this Annual Report on Form 10-K, the words "estimate," "project," "plan," "will," "anticipate," "expect," "intend," "outlook," "may," "believe," and other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from those forecast due to a variety of factors outside of the Company's control that can affect the Company's operating results, liquidity and financial condition. Such factors include risks associated with economic, weather, public health and other factors affecting consumer spending, higher energy and security costs, the successful implementation of the Company's growth strategy including the ability of the Company to finance its expansion plans, the mix and pricing of goods sold, the effectiveness and profitability of new concepts, the market price of key raw materials such as wool and cotton, seasonality, merchandise trends and changing consumer preferences, the effectiveness of the Company's marketing programs, the availability of lease sites for new stores, the ability to source product from its global supplier base, litigations and other competitive factors. Other factors and risks that may affect the Company's business or future financial results are detailed in the Company's filings with the Securities and Exchange Commission, including those described under "Item 1A. Risk Factors" of this Annual Report. These cautionary statements qualify all of the forward-looking statements the Company makes herein. The Company cannot assure you that the results or developments anticipated by the Company will be realized or, even if substantially realized, that those results or developments will result in the expected consequences for the Company or affect the Company, its business or its operations in the way the Company expects. The Company cautions you not to place undue reliance on these forward-looking statements, which speak only as of their respective dates. The Company does not undertake an obligation to update or revise any forward-looking statements to reflect actual results or changes in the Company's assumptions, estimates or projections. The identified risk factors and others are more fully described under the caption "Item 1A. Risk Factors."

Common Stock Dividends. On December 14, 2005, the Company's Board of Directors declared a 25% common stock dividend payable on February 15, 2006 to stockholders of record as of January 27, 2006. In conjunction with the distribution of the stock dividend, the Company retired all of its previously held shares of treasury stock. Unless otherwise indicated, all historical weighted average share and per share amounts and all references to the number of common shares elsewhere in the consolidated financial statements, and notes thereto, have been restated to reflect the stock dividend.

PART I

ITEM 1. BUSINESS

General

Jos. A. Bank Clothiers, Inc., a Delaware corporation (the "Company" or "Jos. A. Bank"), is a designer, retailer and direct marketer (through stores, catalog and Internet) of men's tailored and casual clothing and accessories. The Company sells substantially all of its products exclusively under the Jos. A. Bank label through its 376 retail stores (as of February 3, 2007, which includes seven factory stores and 12 franchise stores) located throughout 42 states and the District of Columbia in the United States, as well as through the Company's nationwide catalog and Internet (www.josbank.com) operations.

The Company's products are targeted at the male career professional and emphasize the Jos. A. Bank brand of high quality tailored and casual clothing and accessories. The Company's products are offered at "Three Levels of Luxury," which include the opening Jos. A. Bank Executive collection as well as the more luxurious Jos. A. Bank Signature and Jos. A. Bank Signature Gold collections. The Company sources substantially all of its products through third party suppliers, manufacturers and/or agents using Jos. A. Bank designs and specifications.

The Company operates on a 52-53 week fiscal year ending on the Saturday closest to January 31. The fiscal years ended January 29, 2005, January 28, 2006 and February 3, 2007 are hereinafter referred to as fiscal 2004, fiscal 2005 and fiscal 2006, respectively. Fiscal 2004 and 2005 consisted of 52 weeks and fiscal 2006 consisted of 53 weeks.

Strategy

The Company, established in 1905, has reinvented itself over the past seven years by focusing on its "Four Pillars of Success," which consist of:

1. Quality
2. Service
3. Inventory In-stock
4. Product Innovation

The Company instills these four factors into all aspects of its operation and believes they help create a unique specialty retail environment that develops customer loyalty. Examples of the Company's commitment to this strategy include:

- continually increasing the already high level of quality of its products by developing and maintaining stringent design and manufacturing specifications;
- developing its multi-channel retailing concept by opening more stores and expanding direct selling through the catalog and Internet operation, thus offering multiple convenient channels for customers to shop;
- providing outstanding customer service and emphasizing high levels of inventory fulfillment for its customers;
- expanding its product assortment, including developing the "Three Levels of Luxury" and continuing to add innovative new products; and
- increasing its product design and development capabilities while eliminating the middleman in the sourcing of its products.

The Brand. The Company's branding emphasizes very high levels of quality in all aspects of its interactions with customers, including merchandise and service. The Company has developed very stringent specifications in its product designs to ensure consistency in the fit and quality of its products. The merchandise assortment has "Three Levels of Luxury" and one unwavering level of quality. The "Three Levels of Luxury" range from the original Jos. A. Bank Executive collection to the more luxurious Jos. A. Bank Signature collection to the exclusive Jos. A. Bank Signature Gold collection. Examples of the different levels of luxury include the wool used in suits, sport coats and slacks, ranging from Super 100's fine wool to the rare 150's wool, and the uniqueness of tie swatches, some of which are offered in pre-numbered, limited editions.

The Company emphasizes customer service in all aspects of the business. Sales associates focus on developing close business relations with their customers to help serve all of the customer's clothing needs. Inventory availability is a key focus to ensure customers can purchase merchandise when requested, whether in the stores or through the catalog or Internet. A tailor is staffed in most stores to ensure prompt, high quality alteration service for our customers.

Multi-Channel Retailing. The Company's strategy is to operate its three channels of selling as an integrated business and to provide the same personalized service to its customers regardless of whether merchandise is purchased through its stores, the Internet or catalog. The Company believes the synergy between its stores, its Internet site and its catalog offers an important convenience to our customers and a competitive advantage to the Company. The Company leverages its three channels of selling by promoting each channel together to create brand awareness. For example, the Internet site provides store location listings and can be used as a promotional source for the stores and catalog. The Company also uses its catalog to communicate the Jos. A. Bank image, to provide customers with fashion guidance in coordinating outfits and to generate store and Internet traffic.

As a customer convenience, the Company enables customers to purchase all products that are offered in the catalog and Internet while in a store. Conversely, customers may have catalog purchases shipped to a store for alteration and pickup and can return or exchange catalog and Internet purchases at a store.

Store Growth. The Company had 376 stores as of the end of fiscal 2006, which included 357 Company-owned full-line stores, seven Company-owned factory stores and 12 stores operated by franchisees. Management believes that the chain can grow to approximately 500 stores with potential to exceed 500 stores, depending on the performance of the Company over the next several years. As a result of implementing its store growth plan, the Company opened 25 new stores in the fiscal year ended February 1, 2003 ("fiscal 2002"), 50 new stores in the fiscal year ended January 31, 2004 ("fiscal 2003"), 60 new stores in fiscal 2004, 56 new stores in fiscal 2005 and 52 new stores in fiscal 2006. The Company intends to open new stores in existing and new markets which should allow the Company to leverage its existing advertising, management, distribution and sourcing infrastructure.

Product Design and Sourcing. The Company has increased its design and development capabilities in the past seven years and now designs and directly sources substantially all of its products. The designs are provided to a world-wide vendor base to manufacture. In certain cases, the Company has eliminated the middlemen (e.g. importers and resellers) in its sourcing process and contracts directly with its manufacturers. The Company used one agent to source approximately 34% of its total product purchases in fiscal 2006 and expects to continue this relationship in 2007. The Company's product design and sourcing strategies have resulted in reduced product costs, which have enabled the Company to design additional quality into its products, increase gross profit margins and fund the development of the infrastructure needed to grow the chain.

Segments

The Company has two reportable segments: Stores and Direct Marketing (combined Internet and catalog). The Company has included information with regard to these segments for each of its last three fiscal years under Note 12 to its Consolidated Financial Statements.

Stores. The Company's Stores segment includes all full-line Company-owned stores, but excludes its seven factory stores. The Company has targeted specialty retail centers with certain co-tenancy for new store locations and has developed and implemented a new store prototype for all stores that have been opened since March 2001.

The Company opened 52 stores in fiscal 2006 and plans to open approximately 50 stores in fiscal year ending February 2, 2008 ("fiscal 2007"). The Company's real estate strategy focuses primarily on stores located in high-end, specialty retail centers with the proper co-tenancy that attracts customers with demographics that are similar to the Company's target customer. These specialty centers include, but are not limited to, outdoor lifestyle centers, malls and downtown/streetfront/business districts. As of February 3, 2007, the store mix of the 357 full-line Company-owned stores consisted of 101 outdoor lifestyle centers, 73 malls, 40 downtown/streetfront/business districts and 143 strip centers, power centers or freestanding stores.

The Company's store prototype was designed in the second half of the fiscal year ended February 3, 2001 ("fiscal 2000") and was introduced in March 2001 in Charlottesville, Virginia. The design emphasizes an open shopping experience that coordinates the Company's successful corporate casual and sportswear with its suits, shirts, ties and other products. The store design is based on the use of wooden fixtures with glass shelving, numerous tables to feature fashion merchandise, carpet and abundant accent lighting and is intended to promote a pleasant and comfortable shopping environment. Approximately 80% of the space in stores that were opened in the last three fiscal years is dedicated to selling activities, with the remainder allocated to stockroom, tailoring and other support areas. The full-line, Company-owned stores averaged approximately 4,800 square feet at the end of fiscal 2006. The stores opened in fiscal 2005 and fiscal 2006 averaged approximately 4,230 and 4,120 square feet, respectively.

The cost to open a new store is based on store size and landlord construction allowances. In fiscal 2006, the average cost to build a new store was approximately $485,000, including leasehold improvements, fixtures, point-of-sale equipment and tailor shop equipment. The Company will be reimbursed an average of approximately $225,000 of the new store build-out cost for the stores opened in fiscal 2006. New stores also require an inventory investment, which varies based on the season the store opens. In fiscal 2006, store openings required an average initial investment of approximately $300,000 of inventory to offer a full range of products, although amounts vary by store. The inventory levels in a new store are typically increased as the store's sales mature.

Substantially all full-line Company-owned stores have a tailor shop, which provides a range of tailoring services as a convenience to customers. The stores are designed to utilize Company-owned regional overflow tailor shops which allow the use of smaller tailor shops within each store. Operating the regional tailor shops has allowed the Company to optimize its tailoring revenues in the stores by sending all overflow work to regional tailor shops. These overflow shops experience higher productivity as the tailors focus solely on alterations, whereas store tailors assist customers during the course of the day. In addition, the store managers and certain additional store staff have been trained to fit tailored clothing for alterations. The Company guarantees all of the tailoring work performed.

Other. The Company has 12 franchise locations. Generally, a franchise agreement between the Company and the franchisee provides for a ten-year term with an option, exercisable by the franchisee under certain circumstances, to extend the term for an additional ten-year period. Franchisees pay the Company an initial fixed franchise fee and then a percentage of its net sales. Franchisees are required to maintain and protect the Company's reputation for high quality, classic clothing and customer service. Franchisees purchase substantially all merchandise offered for sale in their stores from the Company at an amount above the Company's cost.

The Company has seven factory stores which are used to liquidate excess merchandise and offer certain first quality products at a reduced price. Because of the classic character of the Company's merchandise and aggressive store clearance promotions, historically, the Company has been able to sell substantially all of its products through its full-line Company-owned stores, Internet and factory stores and has not been required to sell significant amounts of inventory to third party liquidators.

At February 3, 2007, the Company operated 376 retail stores (including seven factory stores and 12 franchise stores) in 42 states and the District of Columbia. The following table sets forth the stores that were open at that date.

JOS. A. BANK STORES

State	Total # Of Stores	State	Total # Of Stores
Alabama(a)	8	Nebraska	1
Arizona	2	Nevada	3
Arkansas	4	New Hampshire	1
California	21	New Jersey	17
Colorado	9	New Mexico	1
Connecticut	10	New York	16
Delaware	1	North Carolina(a)	19
Florida	22	Ohio	17
Georgia(a)(b)	18	Oklahoma	4
Idaho	1	Pennsylvania(b)	19
Illinois(a)	22	Rhode Island	2
Indiana	7	South Carolina(a)	9
Iowa	3	South Dakota	1
Kansas	3	Tennessee(a)	8
Kentucky	4	Texas	32
Louisiana(a)	6	Utah	2
Maryland(b)	19	Virginia(b)	20
Massachusetts	9	Washington	3
Michigan	11	Washington, D.C.	3
Minnesota	5	West Virginia	1
Mississippi(a)	1	Wisconsin	6
Missouri	5	Total(c)	376

(a) Includes one or more franchise stores

(b) Includes one or more factory stores

(c) Does not include 7 stores opened and 1 closed subsequent to fiscal 2006 year-end through April 5, 2007.

Direct Marketing. The Company's Direct Marketing segment, consisting of its catalog and Internet channels, is a key part of the Company's multi-channel concept. In fiscal 2006, the Direct Marketing segment accounted for approximately 10% of net sales and recorded a sales increase of 26.5%. The Company's Direct Marketing segment offers potential and existing customers convenience in ordering the Company's merchandise. In fiscal 2005 and fiscal 2006, the Company distributed approximately 10.0 million and 9.7 million catalogs, respectively.

The catalog and Internet site offer potential and existing customers an easy way to order the full range of Jos. A. Bank products. They are significant resources used to communicate our high-quality image, providing customers with guidance in coordinating outfits, generating store traffic and providing useful market data on customers. The Company believes customers are very confident purchasing traditional business attire through the catalog and Internet, as suits represented approximately 25% of orders in the Direct Marketing segment in fiscal 2006.

To make catalog and online shopping as convenient as possible, the Company maintains a toll-free telephone number accessible 24 hours a day, seven days a week. Catalog sales associates can help customers select merchandise and can provide detailed information regarding size, color, fit and other merchandise features. In most cases, sample merchandise is available for catalog sales associates to view, thereby allowing them to better assist customers. Merchandise purchased from the catalog or online may be returned to the Company through any of its stores or by mail.

The Company has experienced strong growth in its Internet sales in each of the past five fiscal years. The Company has approximately 2,900 active affiliate arrangements which have helped increase Internet sales. The Company typically pays a fee to the affiliate based on a percentage of net sales generated through such affiliate. The Company expects to continue to pursue affiliate arrangements to help fuel future Internet sales increases.

The Company's Internet site has many customer-friendly features, including high processing speed, real-time inventory status, order confirmation, product search capabilities and an online catalog. The site has enabled the Company to be responsive to trends thereby affording the Company an opportunity to increase sales.

To process catalog orders, sales associates enter orders online into a computerized catalog order entry system, while Internet orders are placed by the customer and are linked to the same order entry system. After an order is placed, it updates files and permits the Company to measure the response to individual catalog mailings and Internet email promotions. Computer processing of orders is performed by the warehouse management system which permits efficient picking of inventory from the warehouses. The Company's order entry and fulfillment systems permit the shipment of most orders no later than the day after the order is placed (assuming the merchandise is in stock). Orders are shipped primarily by second day delivery or, if requested, by expedited delivery services, such as United Parcel Service priority. Sales and inventory information is available to the Company's merchants the day after the sales transaction.

Merchandising

The Company believes it fills a niche of providing upscale classic, professional men's clothing with superior quality at a reasonable price. The Company's merchandising strategy focuses on achieving an updated classic look with extreme attention to detail in quality materials and workmanship. The Company offers a distinctive collection of clothing and accessories necessary to dress the career man from head to toe, including formal, business and business casual, as well as sportswear and golf apparel, all sold under the Jos. A. Bank label. Its product offering includes tuxedos, suits, shirts, vests, ties, sport coats, pants, sportswear, overcoats, sweaters, belts and braces, socks and underwear, among other items. The Company also sells branded shoes from several vendors, which are the only major products it sells not using the Jos. A. Bank brand. In fiscal 2005, the Company introduced shoes under the Jos. A. Bank brand, which are available for sale through the Direct Marketing segment and in selected stores.

The Company's branding emphasizes very high levels of quality in all aspects of its interactions with customers, including merchandise and service. The Company has developed very stringent specifications in its product designs to ensure consistency in the fit and quality of the product. The merchandise assortment has "Three Levels of Luxury" and one unwavering level of quality. The "Three Levels of Luxury" range from the Company's original Jos. A. Bank Executive collection, to the more luxurious Jos. A. Bank Signature collection to the exclusive Jos. A. Bank Signature Gold collection. Examples of the different levels of luxury include the wool used in suits, sport coats and slacks, ranging from Super 100's fine wool to the rare 150's wool, and the uniqueness of tie swatches, some of which are offered in pre-numbered, limited editions.

The Company believes its merchandise offering is well positioned to meet the changing trends of business dress for its target customers. Suits accounted for approximately 24% and 25% of the Company's merchandise sales in fiscal 2006 and 2005, respectively, and serve as the foundation of the Company's extensive offering of other products. When the corporate work environment trended to casual over the past decade, the Company's product offerings were modified to meet the needs of the Jos. A. Bank customer.

The Company has many unique products to serve its customers' needs and believes that continued development of innovative products is one of its "Pillars of Success." The TRIO collection is one of the Company's solutions to corporate casual attire. The TRIO consists of a tailored jacket with two pairs of pants, one matching the jacket and one in a coordinating pattern. Therefore, the outfit can be worn as a suit, sportcoat/slack combination or as a casual outfit. The Company also offers its customers its Separates collection, a concept for purchasing suits that allows customers to customize their suits by selecting separate, but perfectly matched, jackets and pants from one of three coat styles, plain front or pleated pants, and numerous updated fabric choices including Super 100's wool and natural stretch wool. The Separates line allows a customer to buy a suit with minimal alteration that will fit his unique body size, similar to a custom-made suit. Jos. A. Bank is one of the few retailers in the country that has successfully developed this concept, which the Company believes is a competitive advantage.

The Company also has a very successful line of wrinkle resistant all cotton dress shirts that are made using a patented process that is owned by the vendor. The Company offers its Vacation-in-Paradise ("VIP") line of casual vacation wear and its David Leadbetter golf apparel, which includes sportshirts, sweaters and casual trousers, in its sportswear category.

In early fiscal 2004, the Company introduced a wrinkle resistant, stain resistant traveler cotton pique polo shirt and machine washable traveler wool pants, as part of its successful "Traveler" collection of products. In late fiscal 2004, it introduced a wrinkle resistant, stain-resistant suit as part of its Separates Collection. The Traveler Suit Separates program is designed to take advantage of our expertise in suit separates with perfectly matched suit coats and pants sold in the customer's size for a better fit. The 100% wool Traveler Suit Separates are stain resistant and made with new stretch comfort waist bands and stretch linings and include extra interior pockets. In fiscal 2005, the Company introduced the "Stays Cool" suit, which features innovative fabrics and linings incorporating fibers developed for NASA, to keep the customer cool and comfortable in any climate. The Company continued to add products using the "Stays Cool" features in fiscal 2006.

Design and Purchasing

Jos. A. Bank merchandise is designed through the coordinated efforts of the Company's merchandising and planning staffs, working in conjunction with suppliers, manufacturers and/or agents around the world. The process of creating a new garment begins up to 18 months before the product's expected in-stock date. Substantially all products are made to the Company's rigorous specifications, thus ensuring consistent fit and feel for the customer. The merchandise staff oversees the development of each product's style, color and fabrication. The Company's planning staff is responsible for providing each channel of business with the correct amount of products.

The Company believes that it gains a distinct advantage over many of its competitors in terms of quality and price by designing its tailored and other products, selecting and, in certain cases, purchasing raw materials (finished wool) and then having merchandise manufactured to its own specifications by third party contract manufacturers. Since the Company's designs are focused on updated classic clothing, the Company believes it experiences much less fashion risk than other retailers that offer fashions that change more frequently. Substantially all products manufactured must conform to the Company's rigorous specifications with respect to standardized sizing and quality.

The Company buys its shirts from leading U.S. and overseas shirt manufacturers who also supply shirts to many of the Company's competitors. Approximately 13% of the total product purchases (including piece goods) in fiscal 2006 were sourced from United States suppliers, and approximately 87% were sourced from suppliers in other countries. In fiscal 2006, approximately 38% of the total product purchases were manufactured in China (including 19% from Hong Kong) and 21% in Mexico. No other country represented more than 8% of total product purchases in fiscal 2006.

The Company uses one agent to source a significant portion of its products from various companies that are located in or near Asia (China, including Hong Kong, Indonesia, Korea, Thailand, and Bangladesh). Purchases through this agent represented approximately 34% of the total product purchases in fiscal 2006. The Company also makes other purchases from manufacturers and suppliers in Asia. Two other suppliers combined represented approximately 18% of total product purchases in fiscal 2006.

The total product purchases discussed above include direct purchases of raw materials by the Company that are subsequently sent to manufacturers for cutting and sewing. The Company purchases the raw materials for approximately 12% of its finished products, of which five vendors accounted for over 80% of the raw materials purchased directly by the Company in fiscal 2006. The remainder of its finished products are purchased as finished units, with the vendor responsible for the acquisition of the raw materials based on the Company's specifications.

The Company transacts substantially all of its business on an order-by-order basis and does not maintain any long-term or exclusive contracts, commitments or arrangements to purchase from any finished good supplier, piece goods vendor or contract manufacturer. The Company ordinarily places orders for the purchase of inventory approximately six to twelve months in advance.

The Company does business with all of its vendors in U.S. currency and has not experienced any material difficulties as a result of any foreign political, economic or social instabilities. The Company believes that it has good relationships with its piece goods vendors, finished goods suppliers, contract manufacturers and agents and that there will be adequate sources to produce a sufficient supply of quality goods in a timely manner and on satisfactory economic terms, but it cannot make any assurances of such results.

Marketing, Advertising and Promotion

Strategy. The Company has historically used mass media radio and direct mail marketing, advertising and promotion activities in support of its store and catalog/Internet operations. The Company also sends email promotions to its store and Internet customers. Core to each marketing campaign, while primarily promotional, is the identification of the Jos. A. Bank name as synonymous with high quality, upscale classic clothing offered at a value. The Company has a database of over 3.1 million names of people who have previously made a purchase from one of the Company's retail stores, its Internet site or catalog or have requested a catalog or other information from the Company. Of these, approximately 1.9 million individuals have made such purchases or information requests in the past 24 months. The Company evaluates its database for its mailings and selects names based on expectations of response to specific promotions, which allows the Company to efficiently use its marketing dollars.

In the fourth quarter of 2004, the Company began testing national cable television advertising as a method to increase its brand awareness and to drive customers to its stores. The Company expanded its use of television in 2005 and 2006 and expects to continue marketing through television advertising in 2007.

Throughout each season, the Company promotes specific items or categories at specific prices that are below the initial retail price originally offered to the customer. These sales are used to complement promotional events and to meet the needs of the customers. At the end of each season, the Company conducts clearance sales to promote the sale of that season's merchandise.

Corporate Card. Certain organizations and companies can participate in our corporate card program, through which all of their employees are eligible to receive a 20% discount off regularly-priced Jos. A. Bank merchandise and for whom we develop specific marketing events throughout the year. The card is honored at all full-line stores, as well as for catalog and Internet purchases. Over 185,000 companies nationally, from small privately-owned companies to large public companies, are members of the program, representing an increase of approximately 42% over the approximately 130,000 member companies last year. Participating companies are able to promote the card as a free benefit to their employees. As the number of participants in the corporate card program have increased significantly in the past several years, sales to these customers have become a substantial portion of total sales.

Apparel Incentive Program. Jos. A. Bank Clothiers apparel incentive gift certificates are used by various companies as a reward for achievement for their employees. The Company also redeems proprietary gift certificates and gift cards marketed by major premium/incentive companies.

Distribution

The Company uses a centralized distribution system, under which all merchandise is received, processed and distributed through the Company's distribution facilities located in Hampstead, Maryland. A portion of the merchandise received at the distribution centers is inspected to ensure expected quality in workmanship and conformity to Company specifications. The merchandise is then allocated to individual stores or to warehouse stock (to support the Direct Marketing segment and to replenish store inventory as merchandise is sold). Merchandise allocated to stores is then packed for delivery and shipped, principally by common carrier. Each store generally receives a shipment of merchandise two to three times a week from the distribution centers; however, when necessary because of a store's size or volume, a store can receive shipments more frequently. Inventory of basic merchandise in stores is replenished regularly based on sales tracked through its point-of-sale terminals. Shipments to customers purchasing through the Direct Marketing segment are also made from the central distribution facilities and, less frequently, from stores.

To support new store growth, the Company upgraded its distribution system over the past six years and it is capable of handling approximately 500 stores in most of its distribution center functions. In late 2004, the Company increased its distribution center capacity by leasing and equipping approximately 289,000 square feet of space in a facility that is adjacent to its facility in Hampstead, MD. This location became fully operational in early 2005.

Management Information Systems

In August 1998, the Company installed and implemented the then-current version of its merchandising, warehouse, sales audit, accounts payable and general ledger system. While several newer updates of this system have been released by the software vendor but not installed by the Company, the system meets the Company's current business needs. In fiscal 1999, the Company replaced its point-of-sale (POS) system and upgraded this system in fiscal 2005. In fiscal 2000, the Company upgraded its catalog order processing system to the then-current version, which was again updated in fiscal 2006. The Company also designed and implemented a new Internet site in fiscal 2000 and increased its capacity and processing speed in 2006. In fiscal 2003, the Company implemented a new system that increased its ability to communicate design specifications to its worldwide vendor base, which the Company expects to replace in fiscal 2007. In 2004, the Company developed systems that allow increased management and reporting of pricing elements such as gross margins. By using these systems, the Company is able to capture greater customer data and has increased its marketing efficiency using such data.

Competition

The Company competes primarily with other specialty retailers of men's apparel, department stores and other catalogers engaged in the retail sale of men's apparel, and to a lesser degree with other retailers of men's apparel. The Company is one of only a few national multi-channel retailers focusing exclusively on men's apparel, which the Company believes provides a competitive edge. The Company believes that it maintains its competitive position based not only on its ability to offer its high quality career clothing at reasonable prices, but also on its broad selection of merchandise, friendly customer service and product innovation as part of its "Four Pillars of Success." The Company competes with, among others, Brooks Brothers, Macy's, Lands End, Men's Wearhouse and Nordstrom, as well as local and regional competitors in each store's market. Many of these major competitors are considerably larger and have substantially greater financial, marketing and other resources than the Company.

Trademarks

The Company is the owner or exclusive licensee in the United States of the marks JOS. A. BANK®, JOS. A. BANK V.I.P.®, JOS. A. BANK VACATION IN PARADISE®, VACATION IN PARADISE®, and THE MIRACLE COLLECTION® (collectively, the "Jos. A. Bank Marks"). These trademarks are registered in the United States Patent and Trademark Office. A Federal registration is renewable indefinitely if the trademark is still in use at the time of renewal. The Company's rights in the Jos. A. Bank Marks are a material part of the Company's business. Accordingly, the Company intends to maintain its use of the Jos. A. Bank Marks. The Company is not aware of any claims of infringement or other material challenges to the Company's right to use the Jos. A. Bank Marks in the United States.

In addition, the Company has registered "josbank.com" and various other Internet domain names. The Company intends to renew its registration of domain names from time to time for the conduct and protection of its e-commerce business.

Seasonality

The Company's net sales, net income and inventory levels fluctuate on a seasonal basis. The Company has increased its marketing efforts during peak selling times, resulting in profits generated during the fourth quarter holiday season becoming a larger portion of annual profits. Seasonality is also impacted by growth as more new stores are opened in the second half of the year. In the fourth quarters of fiscal years 2004, 2005 and 2006, the Company generated approximately 51%, 53% and 58%, respectively, of its annual net income.

Employees

As of April 5, 2007, the Company had approximately 3,375 employees, consisting of 729 part-time employees and 2,646 full-time employees.

As of April 5, 2007, approximately 205 employees worked in the Hampstead, Maryland tailoring overflow shop and distribution centers, most of whom are represented by the union, UNITE-HERE. The current collective bargaining agreement was recently negotiated to extend to February 28, 2009. The Company believes that union relations are good, as there have been no work stoppages in more than 20 years. The Company believes that its relations with its non-union employees are also good.

Approximately 55 sales associates are union members under a separate contract which extends to April 30, 2009. The Company maintains a good relationship with these employees and their union and does not anticipate any significant disruption in its operating workforce.

Available Information

The Company's principal executive offices are located at 500 Hanover Pike, Hampstead, Maryland 21074. The Company's telephone number is (410) 239-2700 and its website address is www.josbank.com. The Company makes its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports available on its website free of charge as soon as practicable after they are filed with, or furnished to, the Securities and Exchange Commission. In addition, the public may read and copy any materials filed or furnished by the Company with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

ITEM 1A. RISK FACTORS

You should consider carefully the risks described below, together with the other information contained in this report. If any of the identified risks actually occurs or is adversely resolved, the Company's consolidated financial statements could be materially impacted in a particular fiscal quarter or year and the Company's business, financial condition and results of operations may suffer materially. As a result, the market price of the Company's common stock could decline, and you could lose all or part of your investment in the Company. We may also refer to the Company below using "we," "us," "our," "our company" or similar terms.

If we are not able to continue profitably opening new stores, our growth may be adversely affected.

A significant portion of our growth has resulted and is expected to continue to result from the opening of new stores. While we believe that we will continue to be able to obtain suitable locations for new stores, negotiate acceptable lease terms, hire qualified personnel and open and operate new stores on a timely and profitable basis, we cannot make any such assurances. As we continue our expansion program, the proposed expansion may place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. The opening of stores may adversely affect catalog and Internet sales. In addition, the opening of new stores in existing markets may adversely affect sales and profits of established stores in those markets. We expect to fund our expansion through use of existing cash, cash flows from operations and by borrowings under our line of credit agreement (the "Credit Agreement"), if needed. However, if we experience a reduction in our funding sources (e.g. existing cash, cash flows from operations or borrowings under our Credit Agreement) or a decline in our performance, we may slow or discontinue store openings. We may not be able to successfully execute any of these strategies on a timely basis. If we fail to successfully implement these strategies, our business, financial condition and results of operations could be materially adversely affected.

We face significant competition and may not be able to maintain or improve our competitive position or profitability.

The retail apparel business is highly competitive and is expected to remain so. We compete primarily with specialty and discount store chains, independent retailers, national and local department stores, Internet retail stores and other catalogers engaged in the retail sale of men's apparel, and to a lesser degree with other apparel retailers. Many of these competitors are much larger than we are and have significantly greater financial, marketing and other resources than we have. In many cases, our primary competitors sell their products in stores that are located in the same shopping malls or retail centers as our stores. Moreover, in addition to competing for sales, we compete for favorable site locations and lease terms in shopping malls and retail centers. We believe that our emphasis on classic styles make our business less vulnerable to changes in merchandise trends than many apparel retailers; however, our sales and profitability depend upon the continued demand for our classic styles. We face a variety of competitive challenges including:

- anticipating and quickly responding to changing consumer demands;
- maintaining favorable brand recognition and effectively marketing our products to consumers in several diverse market segments;
- developing innovative, high-quality products in sizes, colors and styles that appeal to consumers of varying age groups and tastes;
- competitively pricing our products and achieving customer perception of value; and
- providing strong and effective marketing support.

Increased competition could result in price reductions, increased marketing expenditures and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our business is tied to consumer spending for discretionary items and negative changes to consumer confidence could have an adverse affect on our business.

Our business is sensitive to a number of factors that influence the levels of consumer spending, including political and economic conditions such as the levels of disposable consumer income, consumer debt, interest rates and consumer confidence. Consumer confidence may be adversely affected by national and international security concerns such as war, terrorism or the threat of war or terrorism. In addition, because apparel and accessories generally are discretionary purchases, declines in consumer spending patterns may impact us more negatively as a specialty retailer and could have an adverse effect on our business, financial condition and results of operations.

Our success is dependant on our key personnel and our ability to attract and retain key personnel.

We believe that we have benefited substantially from the contributions of our senior management team. In addition, our ability to anticipate and effectively respond to changing merchandise trends depends in part on our ability to attract and retain key personnel in our design, merchandising, marketing and other departments. We face intense competition in hiring and retaining these personnel. If we fail to retain and motivate our current personnel and attract new personnel, our business, financial condition and results of operations could be materially adversely affected.

We rely heavily on a limited number of key suppliers, the loss of which could cause a significant disruption to our business and negatively affect our business.

Historically, we have purchased a substantial portion of our products from a limited number of suppliers throughout the world. The loss of any one of these suppliers could cause a delay in our product supply. Any significant interruption in our product supply, such as manufacturing problems or shipping delays, could have an adverse effect on our business due to lost sales, cancellation charges, excessive markdowns or delays in finding alternative sources, and could result in increased costs. Although we have not experienced any material disruptions in our sourcing in the past several years, long-term disruptions of supply from any of these sources could have a material impact on our business, financial condition and results of operations. Our reliance on foreign sources of production exposes us to a number of risks of doing business on an international basis.

Our reliance on foreign sources of production exposes us to a number of risks of doing business on an international basis.

We expect to continue to spread our sourcing to suppliers throughout the world, which may result in additional concentration of our sources. We also face a variety of risks generally associated with doing business in foreign markets and importing merchandise from abroad, including:

- political instability of foreign countries;
- imposition of new legislation or rules relating to imports that may limit the quantity of goods which may be imported into the United States from countries or regions;
- imposition of duties, taxes and other charges on imports;
- local business practice and political issues, including issues relating to compliance with domestic or international labor standards which may result in adverse publicity;
- migration and development of manufacturers, which can affect where our products are or will be produced;
- potential delays or disruptions in shipping and related pricing impacts; and
- volatile fuel supplies and costs.

Our business could be adversely affected if the foreign manufacturers of our products do not use acceptable labor practices.

We require manufacturers of the goods that we sell to operate in compliance with applicable laws and regulations. While our staff and agents periodically visit and monitor the operations of our independent manufacturers, we do not control these manufacturers or their labor practices. The violation of labor or other laws by these independent manufacturers, or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt the shipment of products to us or damage our reputation, which may result in a decrease in customer traffic to our stores, as well as purchasing through our catalogs and Internet site, and therefore adversely affect our sales, net earnings, business, financial condition and results of operations.

Our business could be adversely affected by increased costs of the raw materials that are important to the production of our products.

Our products are manufactured using several key raw materials, including wool and cotton, which are subject to fluctuations in price and availability. We purchase the raw materials for approximately 12% of our finished products, of which five vendors accounted for over 80% of the raw materials purchased directly by us in fiscal 2006. The remainder of our finished products are purchased as finished units, with the vendor responsible for the acquisition of the raw materials. Changes in raw materials costs to the vendors or to us may impact the long-term cost of our finished products, although prices for the near-term purchases (usually less than one year) are set when the purchase order is executed. Any significant fluctuations in price or availability of our raw materials or any significant increase in the price or decrease in the availability of the raw materials that are important to our business could have an adverse impact on our business, financial condition and results of operations.

Our success depends, in part, on our ability to meet the changing preferences of our customers.

We must successfully gauge merchandise trends and changing consumer preferences to succeed. Our success is dependent upon our ability to gauge the tastes of our customers and to provide merchandise that satisfies customer demand in a timely manner. The retail clothing business fluctuates according to changes in consumer preferences dictated, in part, by fashion, performance, luxury and seasonality. To the extent the market for our merchandise weakens, sales will be adversely affected and the markdowns required to move the resulting excess inventory will adversely affect our business, financial condition and results of operations.

Fluctuations in the demand for tailored and casual clothing and accessories affect our inventory levels. As our business is becoming more seasonal in nature, we must carry a significant amount of inventory prior to peak selling seasons when we build up our inventory levels. We issue purchase orders for the purchase and manufacture of merchandise well in advance of the applicable selling season. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. In addition, lead times for many of our purchases are long, which may make it more difficult for us to respond rapidly to new or changing merchandise trends or consumer acceptance for our products. As a result, our business, financial condition and results of operations could be materially adversely affected.

Our success depends, in part, on the volume of retail traffic in our geographic locations and the availability of suitable lease space.

Many of our stores are located in shopping malls or retail centers. Sales at these stores are affected, in part, by the volume of traffic in those malls and retail centers. Sales volume and mall or retail center traffic may be adversely affected by economic downturns in a particular area and the closing of nearby stores. In addition, a decline in the desirability of the shopping environment in a particular mall or retail center, or a decline in the popularity of mall shopping or retail center among our target consumers, would adversely affect our business, financial condition and results of operations.

Part of our future growth is significantly dependent on our ability to operate stores in desirable locations with capital investment and lease costs that allow us to maintain our profitability. We cannot be sure as to when or whether desirable locations will become available at reasonable costs. In addition, we must be able to renew our existing store leases on terms that meet our financial targets. Our failure to secure favorable locations and lease terms generally and upon renewal could affect us to lose market share and could have an adverse effect on our business, financial condition and results of operations.

Our dependence on third party delivery services exposes us to business interruptions and service issues that are beyond our control.

The success of our stores is impacted by our timely receipt of merchandise from our distribution facilities, and the success of our Direct Marketing segment is impacted by the timely delivery of merchandise to our customers. Independent third party transportation companies deliver our merchandise to substantially all of our stores and our customers. Some of these third parties employ personnel represented by a labor union. Disruptions in the delivery of merchandise or work stoppages by employees of any of these third parties could delay the timely receipt of merchandise, which could result in cancelled sales, a loss of loyalty to our brand and excess inventory. We may be required to respond in a number of ways, many of which could decrease our gross profits and net income and our business, financial condition and results of operations could be materially adversely affected.

As our customers pay for our products predominately using credit cards, we are exposed to a number of risks involving the acceptance and processing of credit cards, the occurrence of which could substantially harm our business, financial condition and results of operations.

Our customers pay for our products predominately using credit cards. The acceptance of credit cards necessarily involves the gathering and storage of sensitive, personal information regarding our customers. Although we believe our systems are sound, no system is completely invulnerable to attack or loss of data. A loss of data could subject us to financial and legal risks, as well as diminish our reputation and customer loyalty. Further, our continued ability to accept and process credit cards is dependent, in part, on our contractual relationships with our acquiring bank (i.e. the bank at which we maintain our account for collecting credit card payments from customers) and our credit card processor (i.e. the third party that submits on our behalf credit card transactions to our acquiring bank). Any disruption or change in these contractual relationships could interrupt our business or increase our costs. The occurrence of any of the foregoing risks, or other risks associated with the acceptance and processing of credit cards, could have a material impact on our business, financial condition and results of operations.

Our business could be adversely affected by increased paper, printing and mailing costs

Increases in postal rates, paper or printing costs would affect the cost of producing and distributing our catalog and promotional mailings and sales and marketing expenses. We rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes. Future paper, printing and postal rate increases could adversely impact our earnings if we are unable to offset these increases by raising prices or by implementing more efficient printing, mailing, delivery and order fulfillment systems. This could result in a material adverse effect on our business, financial condition and results of operations.

We may not be able to protect and enforce our intellectual property rights or protect ourselves from the claims of third-parties.

Our trademarks are important to our success and competitive position. We are the owner or exclusive licensee in the United States of the marks JOS. A. BANK®, JOS. A. BANK V.I.P.®, JOS. A. BANK VACATION IN PARADISE®, VACATION IN PARADISE®, and THE MIRACLE COLLECTION®, each of which is registered in the United States Patent and Trademark Office. We are susceptible to others imitating our products and infringing on our intellectual property rights. Imitation or counterfeiting of our products or other infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. The actions we have taken to establish and protect our trademarks may not be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, others may assert rights in, or ownership of, our trademarks and other intellectual property rights or in marks that are similar to the marks that we license and we may not be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar marks. Our failure to adequately protect our trademarks could result in a material adverse effect on our business, financial condition and results of operations.

We face a number of risks relating to our use of consumer information.

We use our customer database to market to our customers. Any limitations imposed on the use of this consumer data, whether imposed by federal or state governments or business partners, could have an adverse effect on our future marketing activity. In addition, to the extent that our security procedures and protection of customer information prove to be insufficient or inadequate, we may become subject to litigation, which could expose us to liability and cause damage to our reputation or brand, in addition to the negative affect on our business, financial condition and results of operations.

Our dependence on our centralized distribution centers exposes us to the risk of a substantial disruption to our business.

We centralize the distribution of our products in two adjacent distribution centers located in Hampstead, Maryland. Substantially all of the merchandise that we purchase is shipped directly to these distribution centers, where the merchandise is prepared for shipment to our stores or our customers. If these distribution centers were to shut down or lose significant capacity for any reason, our operations would likely be seriously disrupted. As a result, we could incur longer lead times associated with distributing our products to our stores and customers and significantly higher operating costs during the period prior to and after our reopening or replacing these distribution centers. Although we maintain business interruption and property insurance, we cannot assure you that our insurance will be sufficient, or that insurance proceeds will be timely paid to us, in the event our distribution centers are shut down for any reason. A shut-down could result in a material adverse effect on our business, financial condition and results of operations.

Our business has become increasingly dependent on a strong holiday season.

Our net sales, net income and inventory levels fluctuate on a seasonal basis. We have increased our marketing efforts during peak selling times, resulting in profits generated during the fourth quarter holiday season becoming a larger portion of annual profits. Seasonality is also impacted by growth as more new stores are opened in the second half of the year. In the fourth quarters of fiscal years 2004, 2005 and 2006, we generated approximately 51%, 53% and 58%, respectively, of our annual net income. Any decrease in sales or margins during this period could have a disproportionate effect on our business, financial condition and results of operations. In addition, major winter storms could negatively impact our sales and result in a material adverse effect on our business, financial condition and results of operations.

We will face a number of risks if we pursue growth by acquisitions.

We may from time to time hold discussions and negotiations with (i) potential investors who express an interest in making an investment in or acquiring us, (ii) potential joint venture partners looking toward the formation of strategic alliances and (iii) companies that represent potential acquisition or investment opportunities for us. We cannot assure you that any definitive agreement will be reached regarding the foregoing, nor do we believe that any such agreement is necessary to implement successfully our strategic plans. Pursuing growth by acquisitions could result in a material adverse effect on our business, financial condition and results of operations.

Our charter documents, our Rights Agreement and Delaware law may inhibit a takeover that stockholders may consider favorable.

Provisions in our restated certificate of incorporation, our amended and restated by-laws, our Rights Agreement and Delaware law could delay or prevent a change of control or change in management that would provide stockholders with a premium to the market price of their common stock. Our Rights Agreement has significant anti-takeover effects by causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. In addition, the authorization of undesignated preferred stock gives our Board of Directors the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. If a change of control or change in management is delayed or prevented, this premium may not be realized or the market price of our common stock could decline.

Litigation or legal proceedings could divert our management's attention and could expose us to significant liabilities and thus negatively affect our financial results.

In July and August 2006, two lawsuits alleging violations of federal securities laws were filed against us and our Chief Executive Officer, and were amended to include our Chief Financial Officer and Executive Vice President of Merchandising and Marketing. The complaints purport to be made on behalf of certain of the our shareholders and allege, among other things, that we violated various provisions of the federal securities laws. In addition, in August 2006, two shareholder derivative lawsuits alleging violations of various state laws were filed against us and our directors. Although we intend to defend these matters vigorously, we are unable to predict the outcome of these matters. Accordingly, we cannot determine whether our insurance coverage would be sufficient to cover the costs or potential losses, if any. Litigations may result in a diversion of our management's attention and resources. In addition, costs and potential losses associated with these matters could adversely affect our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company owns one facility located in Hampstead, Maryland and leases its other distribution center located in Hampstead, Maryland. The Company believes that its existing facilities are well maintained and in good operating condition. The table below presents certain information relating to the Company's property as of April 5, 2007:

Location	Gross Square Feet	Owned/ Leased	Primary Function
Hampstead, Maryland	315,000	Owned	Offices, distribution center, catalog and Internet order and fulfillment and regional tailoring overflow shop
Hampstead, Maryland	289,000	Leased	Distribution center and offices

The Company also leases one overflow tailoring facility in Atlanta, Georgia and has overflow tailoring operations in several of its larger stores. These facilities receive customers' goods from full-line stores, which are altered and returned to the selling store for customer pickup. Additional office space of approximately 3,000 square feet is leased in Florida.

As of February 3, 2007, the Company operated 376 stores (including its seven factory stores and 12 franchise stores). All Company-owned full-line stores were leased. The full-line stores average approximately 4,800 square feet as of the end of fiscal 2006, including selling, storage, tailor shop and service areas. The full-line stores range in size from approximately 1,000 square feet to approximately 18,900 square feet. In most cases the Company pays a fixed annual base rent plus a pro rata share of common area maintenance costs, real estate taxes and insurance. Certain store leases require contingent rental fees based on sales in addition to or in the place of annual rental fees. Most of the Company's leases provide for an increase in annual fixed rental payments during the lease term.

ITEM 3. LEGAL PROCEEDINGS

On July 24, 2006, a lawsuit was filed against the Company and Robert N. Wildrick, the Company's Chief Executive Officer, in the United States District Court for the District of Maryland by Roy T. Lefkoe, Civil Action Number 1:06-cv-01892-WMN (the "Class Action"). On August 3, 2006, a lawsuit substantially similar to the Class Action was filed in the United States District Court for the District of Maryland by Tewas Trust UAD 9/23/86, Civil Action Number 1:06-cv-02011-WMN (the "Tewas Trust Action"). The Tewas Trust Action was filed against the same defendants as those in the Class Action and purported to assert the same claims and seek the same relief. On November 20, 2006, the Class Action and the Tewas Trust Action were consolidated under the Class Action case number (1:06-cv-01892-WMN) and the Tewas Trust Action was administratively closed.

Massachusetts Labor Annuity Fund has been appointed the lead plaintiff in the Class Action and has filed a Consolidated Class Action Complaint. R. Neal Black, the Company's President and David E. Ullman, the Company's Executive Vice President and Chief Financial Officer, have been added as defendants. On behalf of purchasers of the Company's stock between December 5, 2005 and June 7, 2006 (the "Class Period"), the Class Action purports to make claims under Sections 10(b) and 20(a) and Rule 10b-5 of the Securities Exchange Act of 1934, based on the Company's disclosures during the Class Period. The Class Action seeks unspecified damages, costs, and attorneys' fees. The Company has filed a Motion to Dismiss, and intends to defend vigorously, the Class Action.

On August 11, 2006, a lawsuit was filed against the Company's directors and, as nominal defendant, the Company in the United States District Court for the District of Maryland by Glenn Hutton, Civil Action Number 1:06-cv-02095-BEL (the "Hutton Action"). The lawsuit purported to be a shareholder derivative action. The lawsuit purported to make claims for various violations of state law that allegedly occurred from January 5, 2006 through August 11, 2006 (the "Relevant Period"). It sought on behalf of the Company against the directors unspecified damages, costs, and attorneys' fees.

On August 28, 2006, a lawsuit substantially similar to the Hutton Action was filed in the United States District Court for the District of Maryland by Robert Kemp, Civil Action Number 1:06-cv-02232-BEL (the "Kemp Action"). The Kemp Action was filed against the same defendants as those in the Hutton Action and purported to assert substantially the same claims and sought substantially the same relief.

On October 17, 2006, the Hutton Action and the Kemp Action were consolidated under the Hutton Action case number (1:06-cv-02095-BEL) and are now known as *In re Jos. A. Bank Clothiers, Inc. Derivative Litigation* (the "Derivative Action"). The Amended Shareholder Derivative Complaint in the Derivative Action was filed against the same defendants as those in the Hutton Action, extended the Relevant Period to October 20, 2006 and purports to assert substantially the same claims and seek substantially the same relief. The Company has filed a Motion to Dismiss, and intends to defend vigorously, the Derivative Action.

The resolution of the Class Action and the Derivative Action cannot be accurately predicted and there is no estimate of costs or potential losses, if any. Accordingly, the Company cannot determine whether its insurance coverage would be sufficient to cover such costs or potential losses, if any, and has not recorded any provision for loss associated with these actions. It is possible that the Company's consolidated financial statements could be materially impacted in a particular fiscal quarter or year by an unfavorable outcome or settlement of these actions.

On September 15, 2005, a lawsuit was filed against the Company in the Superior Court of California, County of Solano, Case No. FCS 026631 (the "McClure Action"), alleging unlawful wage payment and employment practices with regard to a purported class of persons. The essential allegations of the McClure Action were duplicated in a lawsuit filed against the Company on February 21, 2006 in the Superior Court of California, County of San Francisco, Case No. CGC 06449650 (the "Palmtag Action"). The McClure Action and the Palmtag Action were consolidated in the Superior Court of California, County of Solano, as Judicial Council Coordination Proceeding No. 4479 (the "Consolidated Action"). In fiscal 2006, the Company entered into a Stipulation of Settlement to resolve the Consolidated Action. On March 1, 2007, the Superior Court of California, County of Solano, issued final approval of the Stipulation of Settlement and dismissed the Consolidated Action with prejudice. The terms of the Stipulation of Settlement did not have a material impact on the Company's consolidated financial statements.

From time to time, other legal matters in which the Company may be named as a defendant arise in the normal course of the Company's business activities. The resolution of these legal matters against the Company cannot be accurately predicted. The Company does not anticipate that the outcome of such matters will have a material adverse effect on the business, net assets or financial position of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's security holders during the quarter ended February 3, 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information.

The Company's Common Stock is listed on The Nasdaq Global Select Market under the trading symbol "JOSB." The following table sets forth, for the periods indicated, the range of high and low sales prices for the Common Stock, as reported on the Nasdaq Global Select Market.

On December 14, 2005, the Company's Board of Directors declared a 25% common stock dividend payable on February 15, 2006 to stockholders of record as of January 27, 2006. In conjunction with the distribution of the stock dividend, the Company retired all of its previously held shares of treasury stock. Unless otherwise indicated, all historical weighted average share and per share amounts and all references to the number of common shares elsewhere in the consolidated financial statements, and notes thereto, have been restated to reflect this stock dividend.

	High	Low
1st Quarter fiscal 2007 (through April 5, 2007)	$35.98	$29.08

	Fiscal 2005		Fiscal 2006	
	High	Low	High	Low
1st Quarter	$29.44	$21.10	$48.12	$40.58
2nd Quarter	37.28	26.10	43.39	22.14
3rd Quarter	36.80	29.58	31.41	23.50
4th Quarter	40.95	31.44	33.31	28.58

On April 5, 2007, the closing sale price of the Common Stock was $35.44.

Holders of Record of Common Stock

As of April 5, 2007, there were 83 holders of record of the Company's Common Stock.

Dividend Policy

The Company intends to retain its earnings to finance the development and expansion of its business and for working capital purposes, and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company has not declared or paid any cash dividends in the last two fiscal years. In addition, the Company's Credit Agreement prohibits the Company from paying cash dividends, without prior approval from the lender.

Authorized Common Shares

At the 2006 annual meeting of shareholders held on June 23, 2006, the shareholders voted to approve an amendment to the Company's restated certificate of incorporation to increase the number of authorized shares of common stock of the Company from 20 million shares to 45 million shares.

Performance Graph

The graph below compares changes in the cumulative total stockholder return (change in stock price plus reinvested dividends) for the period from February 1, 2002 through February 2, 2007 of an initial investment of $100 invested in (a) Jos. A. Bank's Common Stock (b) the Total Return Index for the NASDAQ Stock Market (U.S.) (NASDAQ U.S.) and (c) the Total Return Index for NASDAQ Retail Trade Stocks (NASDAQ Retail). The measurement date for each point on the graph is the last trading day of the fiscal year noted on the horizontal axis. Total Return Index values are provided by NASDAQ and prepared by the Center for Research in Security Prices at the University of Chicago. The stock price performance is not included to forecast or indicate future price performance.


$1,400.00
$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$0.00
Fiscal 2001 (2/1/02)
Fiscal 2002 (1/31/03)
Fiscal 2003 (1/30/04)
Fiscal 2004 (1/28/05)
Fiscal 2005 (1/27/06)
Fiscal 2006 (2/2/07)
Jos. A. Bank
Nasdaq US
Nasdaq Retail

	Jos. A. Bank Clothiers, Inc.	Total Return Index NASDAQ Stock Market (U.S.)	Total Return Index NASDAQ Retail Trade Stocks
February 1, 2002	$ 100.00	$100.00	$100.00
January 31, 2003	$ 302.64	$ 69.75	$ 81.32
January 30, 2004	$ 618.15	$108.56	$119.23
January 28, 2005	$ 753.14	$107.39	$142.79
January 27, 2006	$1,324.75	$122.31	$154.85
February 2, 2007	$1,033.00	$131.84	$170.14

This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data with respect to each of the fiscal years ended February 1, 2003 (fiscal 2002), January 31, 2004 (fiscal 2003), January 29, 2005 (fiscal 2004), January 28, 2006 (fiscal 2005) and February 3, 2007 (fiscal 2006) have been derived from the Company's audited Consolidated Financial Statements. All fiscal years end on the Saturday closest to January 31 of the respective year. Fiscal years 2002 through 2005 consisted of 52 weeks, while fiscal 2006 consisted of 53 weeks. The information should be read in conjunction with the Consolidated Financial Statements and Notes thereto that appear elsewhere in this Annual Report on Form 10-K and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Fiscal Year				
	2002	2003	2004	2005	2006
	(In thousands, except per share information and stores)				
Consolidated Statements of Income Information:					
Net sales	**$243,436**	**$299,663**	**$372,500**	**$464,633**	**$546,385**
Cost of goods sold	109,836	127,364	147,674	177,006	**207,947**
Gross profit	**133,600**	**172,299**	**224,826**	**287,627**	**338,438**
Operating expenses:					
Sales and marketing	89,186	110,230	143,586	179,201	**212,331**
General and administrative	24,310	30,554	38,003	45,930	**52,453**
Store opening costs	528	1,539	1,184	701	**559**
Total operating expenses	114,024	142,323	182,773	225,832	**265,343**
Operating income	**19,576**	**29,976**	**42,053**	**61,795**	**73,095**
Interest expense, net	1,098	1,623	1,696	1,794	**938**
Income before provision for income taxes	18,478	28,353	40,357	60,001	**72,157**
Provision for income taxes	7,635	12,073	15,876	24,751	**28,935**
Net income	**$ 10,843**	**$ 16,280**	**$ 24,481**	**$ 35,250**	**$ 43,222**
Per share information—diluted(a):					
Net income per share	**$ 0.66**	**$ 0.94**	**$ 1.38**	**$ 1.95**	**$ 2.36**
Diluted weighted average number of shares outstanding(a)	16,542	17,354	17,789	18,031	**18,342**
Balance Sheet Information (as of end of fiscal year):					
Working capital	$ 43,626	$ 76,214	$ 69,620	$ 96,856	**$136,562**
Cash and cash equivalents	8,389	875	1,425	7,344	**43,080**
Total assets	146,004	200,645	233,304	304,832	**368,392**
Total debt	10,519	29,863	6,859	5,797	**412**
Total noncurrent liabilities (including debt)	26,370	51,521	41,024	44,595	**46,416**
Stockholders' equity	64,923	86,454	114,324	153,800	**208,234**
Other Data (as of end of fiscal year):					
Number of stores(b)	160	210	269	324	**376**

(a) On December 14, 2005, the Company's Board of Directors declared a 25% common stock dividend payable on February 15, 2006 to stockholders of record as of January 27, 2006. Unless otherwise indicated, all historical weighted average share and per share amounts and all references to the number of common shares elsewhere in the consolidated financial statements, and notes thereto, have been restated to reflect the stock dividend.

(b) Includes 12 franchise stores.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information that follows should be read in conjunction with the Consolidated Financial Statements and Notes thereto that appear elsewhere in this Annual Report on Form 10-K. Fiscal years 2004 and 2005 consisted of 52 weeks, while fiscal 2006 consisted of 53 weeks. All comparisons between fiscal years 2005 and 2006 are 52-week versus 53-week results, respectively, unless otherwise noted.

Overview

Net income in fiscal 2006 increased 22% to approximately $43.2 million, as compared with approximately $35.3 million in fiscal 2005. The increased earnings in fiscal 2006 were primarily attributable to:

- 17.6% increase in net sales, with increases in both the Stores and Direct Marketing segments, while generating a slight increase in gross profit margins;
- 4.3% increase in comparable store sales; and
- maintaining operating costs (sales & marketing and general & administrative costs) flat as a percentage of sales, as compared with the prior year, while expanding the store base by 52 stores.

The Company had 376 stores as of the end of fiscal 2006, which included 357 Company-owned full-line stores, seven Company-owned factory stores and 12 stores operated by franchisees. Management believes that the chain can grow to approximately 500 stores with potential to exceed 500 stores, depending on the performance of the Company over the next several years. The Company plans to open approximately 50 stores in fiscal 2007 as part of its plan to grow the chain to the 500 store level. The store growth is part of a strategic plan the Company initiated in fiscal 2000. In the past six years, the Company has continued to open new stores as infrastructure and performance has improved. As such, there were 21 new stores opened in the fiscal year ended February 2, 2002, 25 new stores opened in fiscal 2002, 50 new stores opened in fiscal 2003, 60 new stores opened in fiscal 2004, 56 new stores opened in fiscal 2005 and 52 new stores opened in fiscal 2006.

Capital expenditures are expected to be approximately $29 million to $34 million in fiscal 2007, primarily to fund the opening of approximately 50 new stores, the renovation and/or relocation of several stores, and the implementation of various systems projects. The capital expenditures include the cost of the construction of leasehold improvements for new stores, of which $12-$14 million is expected to be reimbursed through landlord contributions. The Company also expects inventories to increase in 2007 to support new store openings and sales growth in both the Company's Stores and Direct Marketing segments.

The Company ended fiscal 2006 with no debt under its Credit Agreement, $0.4 million of term debt and $43.1 million of cash. The Company generated $60.9 million of cash from operating activities in fiscal 2006, which was primarily used to fund a $31.1 million increase in property, plant and equipment expenditures, repayment of $5.8 million of debt, and a $6.8 million increase in inventory levels primarily to support the opening of 52 new stores. The Company's Credit Agreement with its bank extends to April 2010 and allows the Company to borrow a maximum revolving amount under the facility up to $100 million. In addition, the Company has the option to increase the amount borrowed to $125 million, if requested by April 30, 2008, if needed and if supported by its borrowing base formula under the Credit Agreement. The Company's availability in excess of outstanding borrowings, as supported by the existing borrowing base under its Credit Agreement, was $99.6 million at February 3, 2007.

Common Stock Dividends. On December 14, 2005, the Company's Board of Directors declared a 25% common stock dividend payable on February 15, 2006 to stockholders of record as of January 27, 2006. In conjunction with the distribution of the stock dividend, the Company retired all of its previously held shares of treasury stock. Unless otherwise indicated, all historical weighted average share and per share amounts and all references to the number of common shares elsewhere in the consolidated financial statements, and notes thereto, have been restated to reflect the stock dividend.

Critical Accounting Policies and Estimates

In preparing the consolidated financial statements, a number of assumptions and estimates are made that, in the judgment of management, are proper in light of existing general economic and company-specific circumstances. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Consolidated Financial Statements in this Annual Report on Form 10-K.

Inventory. The Company records inventory at the lower of cost or market ("LCM"). Cost is determined using the first-in, first-out method. The estimated market value is based on assumptions for future demand and related pricing. The Company reduces the carrying value of inventory to net realizable value where cost exceeds estimated selling price less costs of disposal.

Management's sales assumptions are based on the Company's experience that most of the Company's inventory is sold through the Company's primary sales channels with virtually no inventory being liquidated through bulk sales to third parties. The Company's LCM reserve estimates for inventory that have been made in the past have been very reliable as a significant portion of its sales (over two-thirds in fiscal 2006) are classic traditional products that are on-going programs and that bear low risk of write-down. These products include items such as navy and gray suits, navy blazers and white and blue button-down shirts, etc. The portions of products that have fashion elements are monitored closely to ensure that aging goals are achieved to limit the need to sell significant amounts of product below cost. In addition, the Company's strong gross profit margins enable the Company to sell substantially all of its products at levels above cost.

To calculate the estimated market value of its inventory, the Company periodically performs a detailed review of all of its major inventory classes and stock-keeping units and performs an analytical evaluation of aged inventory on a quarterly basis. Semi-annually, the Company compares the on-hand units and season-to-date unit sales (including actual selling prices) to the sales trend and estimated prices required to sell the units in the future, which enables the Company to estimate the amount which may have to be sold below cost. The units sold below cost are sold in the Company's factory stores, through the Internet website or on clearance at the retail stores, typically within twenty-four months of purchase. The Company's costs in excess of selling price for units sold below cost totaled $1.9 million and $1.3 million in fiscal 2005 and 2006, respectively. The Company has a reserve against its current inventory value for product in its inventory as of the end of the fiscal year that may be sold below its cost in future periods. If the amount of inventory which is sold below its cost differs from the estimate, the Company's inventory valuation reserve could change.

Asset Valuation. Long-lived assets, such as property, plant and equipment subject to depreciation, are reviewed for impairment to determine whether events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The asset valuation estimate is principally dependent on the Company's ability to generate profits at both the Company and store levels. These levels are principally driven by the sales and gross profit trends that are closely monitored by the Company. In each of fiscal years 2004, 2005 and 2006, there have been no asset valuation charges.

Lease Accounting. The Company uses a consistent lease period (generally, the initial non-cancelable lease term plus renewal option periods provided for in the lease that can be reasonably assured) when calculating depreciation of leasehold improvements and in determining straight-line rent expense and classification of its leases as either an operating lease or a capital lease. The lease term and straight-line rent expense commences on the date when the Company takes possession and has the right to control use of the leased premises. Funds received from the lessor intended to reimburse the Company for the costs of leasehold improvements are recorded as a deferred credit resulting from a lease incentive and amortized over the lease term as a reduction to rent expense.

While the Company has taken reasonable care in preparing these estimates and making these judgments, actual results could and probably will differ from the estimates. Management believes any difference in the actual results from the estimates will not have a material effect upon the Company's financial position or results of operations.

Recently Issued Accounting Standards. In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires an employer to recognize an asset for a plan's over-funded status or a liability for a plan's under-funded status, measure a plan's assets and obligations that determine its funded status as of the date of the employer's fiscal year-end, and recognize changes in the funded status in the year in which the changes occur. SFAS No. 158 is effective for the Company's fiscal year ended February 3, 2007. The Company's benefit plans and the impact of adopting SFAS No. 158 are more fully described in Note 8 of the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for the Company's fiscal year beginning February 3, 2008. The Company is currently assessing the impact, if any, of this statement on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires registrants to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material based on relevant quantitative and qualitative factors. The guidance is effective for the Company's fiscal year ended February 3, 2007. The adoption of SAB No. 108 had no material impact on the Company's consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"). FIN No. 48 is an interpretation of SFAS Statement No. 109, "Accounting for Income Taxes," that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN No. 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for the Company's fiscal year beginning February 4, 2007. The Company is currently assessing the impact, if any, of FIN No. 48 on its consolidated financial statements.

In June 2006, the FASB Emerging Issues Task Force ("EITF") ratified EITF No. 06-3, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)" ("EITF No. 06-3"). The Task Force reached a consensus that a company should disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF No. 06-3. If taxes included in gross revenues are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The consensus is effective for the Company's fiscal year beginning February 4, 2007. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. The Company currently conforms to a net presentation.

Results of Operations

The following table is derived from the Company's Consolidated Statements of Income and sets forth, for the periods indicated, certain items included in the Consolidated Statements of Income expressed as a percentage of net sales.

	Percentage of Net Sales Fiscal Year		
	2004	2005	2006
Net sales	**100%**	**100%**	**100%**
Cost of goods sold	39.6	38.1	38.1
Gross profit	**60.4**	**61.9**	**61.9**
Sales and marketing expenses	38.6	38.6	38.9
General and administrative expenses	10.2	9.9	9.6
Store opening costs	0.3	0.2	0.1
Operating income	**11.3**	**13.3**	**13.4**
Interest expense, net	0.5	0.4	0.2
Income before provision for income taxes	10.8	12.9	13.2
Provision for income taxes	4.2	5.3	5.3
Net income	**6.6%**	**7.6%**	**7.9%**

Fiscal 2006 Compared to Fiscal 2005

Net Sales—Net sales increased 17.6% to $546.4 million in fiscal 2006 compared with $464.6 million in fiscal 2005. The Stores segment sales increased 17.1% in fiscal 2006 due primarily to a 4.3% increase in comparable store sales and the opening of 52 new stores as shown below. The comparable store sales increase is based on a comparison of the 53 weeks of fiscal 2006 with the corresponding 53 weeks of the prior year. Comparable store sales, which include merchandise sales generated in all full-line stores that have been open for at least thirteen full months, increased 4.3% in fiscal 2006. The increase in comparable store sales was led by increased traffic (as measured by number of transactions), while items and dollars per transaction decreased. Direct Marketing sales increased 26.5%, primarily driven by increases in Internet sales over fiscal 2005, while catalog sales declined as compared with the prior fiscal year.

Most major product categories generated net sales increases in fiscal 2006, led by sales of dress shirts which increased nearly 15% over fiscal 2005 sales and sales of sportswear which increased nearly 7% over fiscal 2005 sales. Sales of the more luxurious Signature and Signature Gold suits, which together represented over 40% of suit sales in fiscal 2006, increased more than 21% over fiscal 2005 sales. For fiscal 2006 and 2005, suits represented approximately 24% and 25% of total merchandise sales, respectively. Merchandise sales exclude tailoring and franchise fee revenue.

Net sales also increased as a result of the opening of new stores. The following table provides information regarding the number of stores opened and closed during fiscal 2005 and 2006:

	Fiscal 2005		Fiscal 2006	
	Stores	Square Feet*	Stores	Square Feet*
Stores open at the beginning of the year	269	1,318	324	1,543
Stores opened	56	233	52	202
Stores closed	(1)	(8)	—	—
Stores open at the end of the year	324	1,543	376	1,745

* Square feet is presented in thousands and excludes the square footage of the Company's franchise stores. Square feet includes a net reduction of 8 square feet due to relocations or renovations in several stores.

Gross Profit—Gross profit (net sales less cost of goods sold) in fiscal 2006 remained consistent with the prior year as a percentage of sales, increasing to $338.4 million or 61.94% of net sales in fiscal 2006 from $287.6 million or 61.90% of net sales in fiscal 2005. The slight increase in gross profit margin was driven by higher initial markups.

The Company's gross profit classification may not be comparable to the classification used by certain other entities. Some entities include distribution, store occupancy, buying and other costs in cost of goods sold. Other entities (including the Company) exclude such costs from gross profit, including them instead in general and administrative and/or sales and marketing expenses.

Sales and Marketing Expenses—Sales and marketing expenses, which consist primarily of a) full-line store, factory store and direct marketing occupancy, payroll, selling and other variable costs and b) total Company advertising and marketing expenses, increased to $212.3 million in fiscal 2006 from $179.2 million in fiscal 2005. As a percent of net sales, sales and marketing expenses increased slightly to 38.9% in fiscal 2006, as compared with 38.6% in fiscal 2005. The $33.1 million increase in sales and marketing expenses relates primarily to expenses supporting the opening of 52 new stores in fiscal 2006, a full year of costs from the 56 new stores opened in fiscal 2005, and expanded advertising programs. The higher costs include a) $14.0 million of occupancy costs, b) $13.4 million of payroll, benefits and related costs, and c) $5.7 million of media advertising, catalog and other marketing costs and credit card and other variable selling costs. The Company expects sales and marketing expenses to increase in fiscal 2007 primarily as a result of opening approximately 50 new stores, the full year operation of stores that were opened during fiscal 2006, an increase in advertising expenditures, and anticipated increases in postage used in the mailing of catalogs and direct mail advertising pieces.

General and Administrative Expenses—General and administrative expenses ("G&A"), which consist primarily of corporate payroll and overhead costs and distribution center costs, increased $6.5 million in fiscal 2006, as compared with fiscal 2005. Total corporate costs, including payroll, incentive compensation, taxes and other corporate overhead costs, increased $5.3 million. The increases in corporate payroll and overhead costs were primarily due to a) higher payroll and incentive compensation costs ($4.2 million), b) higher depreciation, occupancy and other administrative costs related to the expansion of the corporate offices in the middle of fiscal 2005 ($0.7 million), and c) higher professional fees ($0.4 million). Continued growth in the Stores and Direct Marketing segments may result in further increases in G&A.

Distribution center costs increased $1.2 million in fiscal 2006, primarily due to a) higher payroll and benefits costs ($0.6 million) and b) higher occupancy, utilities and other miscellaneous costs ($0.5 million). The Company expects distribution center costs to increase in the future as it expects to process an increasing amount of inventory units to support future growth in the Stores and Direct Marketing segments.

Store Opening Costs—Store opening costs, which include start-up costs such as travel for recruitment, training and setup of new stores, decreased $0.1 million in fiscal 2006, as compared with fiscal 2005, primarily as a result of the opening of 4 fewer new stores in fiscal 2006, as compared with fiscal 2005.

Interest Expense, net—Interest expense, net decreased $0.9 million from fiscal 2005 to fiscal 2006 primarily due to a lower average borrowing balance, partially offset by higher interest rates. The average daily revolver loan borrowings decreased $9.1 million to $7.2 million in fiscal 2006, as compared with $16.3 million in fiscal 2005, while the weighted average interest rate increased to 6.8% in fiscal 2006 as compared with 6.0% in fiscal 2005. The Company expects interest expense to decrease in fiscal 2007, as it expects to have lower average borrowing levels, as compared with fiscal 2006.

Income Taxes—The fiscal 2006 effective income tax rate decreased to 40.1% as compared with 41.2% in fiscal 2005. The income tax rate for fiscal 2006 reflects a reduction of previously recorded income tax liabilities settled or otherwise resolved in 2006 of approximately $0.7 million. In fiscal 2006, the Internal Revenue Service ("IRS") completed its examination of the Company's Federal income tax return for fiscal year 2004. The fiscal year 2004 income tax return was the first return that included the Company's change to the retail inventory method for income tax purposes, among other items. The income tax provision in the consolidated statements of income for fiscal 2006 reflects a $0.7 million reduction of previously recorded income tax liabilities that were settled in fiscal 2006. The IRS has not audited any period subsequent to fiscal 2004.

Fiscal 2005 Compared to Fiscal 2004

Net Sales—Net sales increased 24.7% to $464.6 million in fiscal 2005 compared with $372.5 million in fiscal 2004. Total full-line store sales increased 25.6% in fiscal 2005 due primarily to an 10.6% increase in comparable store sales and the opening of 56 new stores as shown below. Direct marketing sales increased 21.7%

primarily driven by increases in catalog circulation, the Company's database of Internet customers (over 20% increase) and Internet affiliates (over 50% increase). The catalog circulation was 10.0 million in fiscal 2005 compared with 9.2 million in fiscal 2004. Comparable store sales, which include merchandise sales generated in all full-line stores that have been open for at least thirteen full months, increased 10.6% in fiscal 2005. The increase in comparable store sales was led by increased traffic (as measured by number of transactions), while items per transaction increased slightly and dollars per transaction decreased slightly.

All major product categories generated sales increases in fiscal 2005, lead by sales of sportswear which increased more than 34% over fiscal 2004 sales, and dress shirt sales which increased nearly 28% over fiscal 2004 sales. Sales of the more luxurious Signature and Signature Gold suits, which together represented 38% of suit sales in fiscal 2005, increased 23% over fiscal 2004 sales. For fiscal 2005 and 2004, suits represented approximately 25% and 26% of total merchandise sales, respectively.

Net sales also increased as a result of the opening of new stores. The following table provides information regarding the number of stores opened and closed during fiscal 2004 and 2005:

	Fiscal 2004		Fiscal 2005	
	Stores	Square Feet*	Stores	Square Feet*
Stores open at the beginning of the year	210	1,062	269	1,318
Stores opened	60	261	56	233
Stores closed	(1)	(5)	(1)	(8)
Stores open at the end of the year	269	1,318	324	1,543

* Square feet is presented in thousands and excludes the square footage of the Company's franchise stores.

Gross Profit—Gross profit (net sales less cost of goods sold) increased to $287.6 million or 61.9% of net sales in fiscal 2005 from $224.8 million or 60.4% of net sales in fiscal 2004, an increase of 150 basis points on the Company's gross profit percentage. The increased gross profit percentage is primarily due to the continued improvement in sourcing of merchandise, thus reducing the cost of items purchased, and increases in retail prices of certain products. Gross profit margins increased in substantially all major product categories.

The Company's gross profit classification may not be comparable to the classification used by certain other entities. Some entities include distribution, store occupancy, buying and other costs in cost of goods sold. Other entities (including the Company) exclude such costs from gross profit, including them instead in general and administrative and/or sales and marketing expenses.

Sales and Marketing Expenses—Sales and marketing expenses, which consist primarily of a) full-line store, factory store and direct marketing occupancy, payroll, selling and other variable costs and b) total Company advertising and marketing expenses, increased to $179.2 million in fiscal 2005 from $143.6 million in fiscal 2004. As a percent of net sales, sales and marketing expenses remained constant at 38.6%. The $35.6 million increase in sales and marketing expenses relates primarily to expenses supporting the opening of 56 new stores in fiscal 2005 and a full year of costs from the 60 new stores opened in fiscal 2004, as well as expanded advertising programs. The higher costs include a) $13.1 million of occupancy costs, b) $12.2 million of payroll and related costs, and c) $10.3 million of media advertising, catalog and other marketing and other variable selling costs, such as credit card fees. The Company expects sales and marketing expenses to increase in fiscal 2006 primarily as a result of opening 50 to 65 new stores, the full year operation of stores that were opened during fiscal 2005, and an increase in advertising expenditures.

In the fourth quarter of fiscal 2004 and during certain periods of fiscal 2005, the Company began testing cable television as a method to increase its brand awareness and to drive customers to its stores. The Company also began using national magazines to increase its brand awareness. The Company expects to continue marketing through these channels to increase sales and brand awareness.

General and Administrative Expenses—General and administrative expenses ("G&A"), which consist primarily of corporate payroll, overhead costs and distribution center costs, increased $7.9 million in fiscal 2005, as compared with fiscal 2004. Total corporate costs, including payroll, incentive compensation, taxes and other corporate overhead costs, increased $6.4 million. The increases in corporate costs were primarily due to a) higher payroll, vacation and incentive compensation costs ($4.4 million), b) higher depreciation, occupancy and other administrative costs related to the expansion of the corporate offices ($1.6 million), and c) higher travel costs related to business expansion ($0.4 million). Continued growth in the stores and direct marketing segments may result in further increases in G&A.

Distribution center costs increased $1.5 million in fiscal 2005, primarily due to higher occupancy costs, as our newly expanded distribution center became fully operational at the beginning of fiscal 2005. The Company expects distribution center costs to increase in the future as it expects to process an increasing amount of inventory units to support future growth in the stores and direct marketing segments, and as utility costs are expected to increase in the region.

Store Opening Costs—Store opening costs, which include the initial promotional advertising costs as well as other start-up costs such as travel for recruitment, training and setup of new stores, decreased $0.5 million primarily due to a planned reduction in advertising for new stores, as well as fewer store openings in fiscal 2005 as compared with fiscal 2004.

Interest Expense, net—Interest expense, net increased $0.1 million from fiscal 2004 to fiscal 2005 due primarily to higher interest rates. While the average daily revolver loan borrowings decreased $7.0 million to $16.3 million in fiscal 2005 as compared with $23.3 million in fiscal 2004, the weighted average interest rate increased to 6.0% in fiscal 2005 as compared with 3.3% in fiscal 2004. Management expects peak borrowing levels and interest to fluctuate throughout fiscal 2006 as the Company borrows in order to fund the opening of additional stores and growth in inventory levels.

Income Taxes—The fiscal 2005 effective income tax rate increased to 41.2% as compared with 39.3% in the fiscal 2004. The income tax rate for fiscal 2004 reflects a reduction of previously recorded income tax liabilities settled or otherwise resolved in 2004 of approximately $0.9 million.

Liquidity and Capital Resources

The Company has a line of credit agreement (the "Credit Agreement") with an available maximum borrowing amount up to $100 million and which extends to April 2010. Subject to certain limitations, the Company has the option to increase the amount borrowed to $125 million if requested prior to April 30, 2008, if needed and if supported by the borrowing base formula under the Credit Agreement. Borrowings are limited by a formula which considers certain of the Company's asset values, including inventories and accounts receivable. Interest rates under the Credit Agreement vary with the prime rate or LIBOR and may include a spread over or under the applicable rate. The spreads, if any, are based upon the Company's excess availability from time to time. The average interest rate, excluding unused line fees, was 6.0% and 6.8% for fiscal 2005 and 2006, respectively. Aggregate borrowings are secured by substantially all assets of the Company with the exception of its distribution center and certain equipment.

Under the provisions of the Credit Agreement, the Company must comply with certain covenants if the availability under the line of credit in excess of outstanding borrowings is less than $7.5 million. The covenants include a minimum earnings before interest, taxes, depreciation and amortization ("EBITDA"), limitations on capital expenditures and additional indebtedness, and restrictions on cash dividend payments. There were no borrowings outstanding under the line of credit as of January 28, 2006 and February 3, 2007. Additionally, the Company had $5.8 million and $0.4 million of term debt as of January 28, 2006 and February 3, 2007, respectively.

As of February 3, 2007, the Company's available borrowings under the Credit Agreement were $99.6 million. The average daily outstanding balances under the Credit Agreement for fiscal 2005 and 2006 were approximately $16.3 million and $7.2 million, respectively. The Company had a standby letter of credit of $0.4 million at January 28, 2006 and February 3, 2007, which secures the payment of rent at one leased location.

The Company's long-term debt as of February 3, 2007 totals $0.4 million and matures in full in the fiscal year ending January 29, 2011.

The following table summarizes the Company's sources and uses of funds as reflected in the Consolidated Statements of Cash Flows (in thousands):

	Fiscal 2004	Fiscal 2005	Fiscal 2006
Cash provided by (used in):			
Operating activities	$ 51,453	$ 37,026	$ 60,911
Investing activities	(29,032)	(31,577)	(31,141)
Financing activities	(21,871)	470	5,966
Net increase (decrease) in cash and cash equivalents	$ 550	$ 5,919	$ 35,736

Cash provided by the Company's operating activities in fiscal 2006 was generated primarily by increased net income and was used to support a $6.8 million increase in inventory and $5.7 million increase in prepaid rent and other leasing costs to support new store growth. Cash used in investing activities in fiscal 2006 relates primarily to capital expenditures for new store openings, renovations and relocations, and distribution center and systems projects. Cash provided by financing activities relates primarily to $11.4 million of proceeds and excess income tax benefits from the issuance of common stock in connection with stock option exercises, partially offset by $5.8 million of repayments of long-term debt, including voluntary early repayments of $5.1 million of long-term debt.

Cash provided by the Company's operating activities in fiscal 2005 was generated primarily by increased net income as compared with fiscal 2004 and was used to support a $49 million increase in inventory to support new store growth and to increase availability of certain core items. Cash used in investing activities in fiscal 2005 relates primarily to capital expenditures for new stores, distribution center and systems projects. Cash provided by financing activities relates primarily to $1.5 million of proceeds from the issuance of common stock in connection with stock option exercises, offset by $1.1 million of repayments of long-term debt.

Cash provided by the Company's operating activities in fiscal 2004 increased compared with fiscal 2003 primarily due to a lower overall increase of inventory compared with the same period of fiscal 2003 and increased net income. The net increase in inventory was $6.9 million in fiscal 2004, as compared with $42.5 million in fiscal 2003. Cash used in investing activities in fiscal 2004 relates primarily to capital expenditures for new stores and renovations of existing stores, distribution center and systems projects and was partially offset by the proceeds from the disposal of certain equipment. Cash used by financing activities relates primarily to $23 million of net payments under the Company's revolving loan under the Credit Agreement, offset by $1.1 million from the proceeds of the exercise of stock options.

For fiscal 2007, the Company expects to spend approximately $29 million to $34 million on capital expenditures, primarily to fund the opening of approximately 50 new stores, the renovation and/or relocation of several stores and the implementation of various systems initiatives. Management believes that the Company's existing cash, cash flows from operating activities and availability under its Credit Agreement will be sufficient to fund its planned capital expenditures and operating expenses for fiscal 2007. The capital expenditures include the cost of the construction of leasehold improvements for new stores of which $12-$14 million is expected to be reimbursed through landlord contributions. These amounts are typically paid by the landlords after the completion of construction by the Company and the receipt of appropriate lien waivers from contractors. For the stores opened and renovated in 2006, the Company negotiated approximately $12.1 million of landlord contributions, of which $4.5 million were collected by the fiscal year-end. The balance is expected to be received in fiscal 2007. Also, in fiscal 2006, the Company collected approximately $6.2 million of landlord contributions related to fiscal 2005 store openings, which were recorded within the operating activities section of the Consolidated Statement of Cash Flows. As of April 5, 2007, the Company has collected substantially all landlord contributions for stores opened in fiscal 2005 and prior.

Off-Balance Sheet Arrangements—The Company has no off-balance sheet arrangements other than its operating lease agreements and letters of credit outstanding under its Credit Agreement as discussed below.

Disclosures about Contractual Obligations and Commercial Commitments

The Company's principal commitments are non-cancelable operating leases in connection with its retail stores, certain tailoring spaces and equipment. Under the terms of certain of the retail store leases, the Company is required to pay a base annual rent plus a contingent amount based on sales. In addition, many of the retail store leases include scheduled rent increases.

The following table reflects a summary of the Company's contractual cash obligations and other commercial commitments as of February 3, 2007:

	Payments Due by Fiscal Year (in thousands)				
	2007	2008-2010	2011-2012	Beyond 2012	Total
Long-term debt	$ —	$ 412	$ —	$ —	$ 412
Operating leases(a)	$45,816	$128,884	$74,393	$83,928	$333,021
Stand-by Letter-of-credit(b)	$ —	$ 400	$ —	$ —	$ 400
License Agreement	$ 165	$ 495	$ —	$ —	$ 660

(a) Includes various lease agreements for stores to be opened and equipment placed in service subsequent to February 3, 2007. See Note 9 to the Consolidated Financial Statements.

(b) To secure the payment of rent at one leased location included in "Operating Leases" above and is renewable each year through the end of the lease term (2009).

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At February 3, 2007, the Company was not a party to any derivative financial instruments. In addition, the Company does not believe it is materially at risk for changes in market interest rates or foreign currency fluctuations. The Company's interest on borrowings under its Credit Agreement is at a variable rate based on the prime rate or a spread over the LIBOR. A 100 basis point change in interest rate would have changed interest expense by approximately $0.1 million in fiscal 2006.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Refer to pages F-1 to F-23 of this Annual Report on Form 10-K, which are incorporated by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures and Changes in Internal Control Over Financial Reporting

Limitations on Controls and Procedures. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting (collectively, "Control Systems") may not prevent or detect all failures or misstatements of the type sought to be avoided by Control Systems. Also, projections of any evaluation of the effectiveness of the Company's Control Systems to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, including the Company's Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO"), does not expect that the Company's Control Systems will prevent all errors or all fraud. A Control System, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the Control System are met. Further, the design of a Control System must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all Control Systems, no evaluation can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These reports by management, including the CEO and CFO, on the effectiveness of the Company's Control Systems express only reasonable assurance of the conclusions reached.

Disclosure Controls and Procedures—The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management, with the participation of the CEO and CFO, has evaluated the effectiveness, as of February 3, 2007, of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective as of February 3, 2007.

Management's Annual Report on Internal Control over Financial Reporting—Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Management, with the participation of the CEO and CFO, has evaluated the effectiveness, as of February 3, 2007, of the Company's internal control over financial reporting. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its publication Internal Control-Integrated Framework. Based on that evaluation, the CEO and CFO have concluded that the Company's internal control over financial reporting was effective as of February 3, 2007.

Changes in Internal Control over Financial Reporting—There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Section 240.13a -15 of the Exchange Act that occurred during the Company's last fiscal quarter (the Company's fourth quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm—The Company's independent registered public accounting firm, Deloitte & Touche, LLP, has issued the following attestation report on management's assessment and opinion on the effectiveness of the Company's internal control over financial reporting:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Jos. A. Bank Clothiers, Inc.:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Jos. A. Bank Clothiers, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of February 3, 2007 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of February 3, 2007, is fairly stated, in all material respects, based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 3, 2007, based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended February 3, 2007, of the Company and our report dated April 16, 2007 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Baltimore, MD
April 16, 2007

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Item 10, other than the following information concerning the Company's code of ethics, is omitted by the Company in accordance with General Instruction G to Form 10-K. The Company will disclose the information required under this item either by (a) incorporating the information by reference from the Company's definitive proxy statement if filed by June 4, 2007 (the first business day following 120 days from the close of its fiscal year ended February 3, 2007) or (b) filing an amendment to this Form 10-K which contains the required information by June 4, 2007.

The Company has adopted a "code of ethics" as defined by applicable rules of the Securities and Exchange Commission and the NASDAQ Stock Market, which is applicable to, among others, its chief executive officer, chief financial officer, principal accounting officer and other senior financial and reporting persons and its directors. If the Company makes any amendments to the code of ethics for its senior officers, financial and reporting persons or directors (other than technical, administrative, or other non-substantive amendments), or grants any waivers, including implicit waivers, from a provision of this code to such persons, the Company will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 8-K filed with the Securities and Exchange Commission. The Company has posted its code of ethics on its Internet website at www.josbank.com.

ITEM 11. EXECUTIVE COMPENSATION

Item 11 is omitted by the Company in accordance with General Instruction G to Form 10-K. The Company will disclose the information required under this item either by (a) incorporating the information by reference from the Company's definitive proxy statement if filed by June 4, 2007 or (b) filing an amendment to this Form 10-K which contains the required information by June 4, 2007.

On April 13, 2007, the Company's Compensation Committee adopted a management bonus plan for the Company's executive officers for the 2007 fiscal year. Exhibit 10.15, which is incorporated by reference herein, includes a description of this plan.

Also on April 13, 2007, the Company's Compensation Committee determined the amount payable to the Company's executive officers earned under the bonus plan adopted for fiscal 2006. These bonuses are as follows: Robert N. Wildrick, $2,667,278, R. Neal Black, $400,000, Robert B. Hensley, $355,000 and David E. Ullman, $325,000.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Item 12 is omitted by the Company in accordance with General Instruction G to Form 10-K. The Company will disclose the information required under this item either by (a) incorporating the information by reference from the Company's definitive proxy statement if filed by June 4, 2007 or (b) filing an amendment to this Form 10-K which contains the required information by June 4, 2007.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Item 13 is omitted by the Company in accordance with General Instruction G to Form 10-K. The Company will disclose the information required under this item either by (a) incorporating the information by reference from the Company's definitive proxy statement if filed by June 4, 2007 or (b) filing an amendment to this Form 10-K which contains the required information by June 4, 2007.

10.8(h) — Eighth Amendment, dated as of April 13, 2007, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(27)†

10.9 — Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(8)†

10.9(a) — First Amendment, dated as of March 16, 2001, to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(9)†

10.9(b) — Second Amendment, dated as of April 15, 2002, to Employment Agreement, dated as of December 21, 1999, by and between Neal Black and Jos. A. Bank Clothiers, Inc.*(11)†

10.9(c) — Third Amendment, dated as of May 29, 2002, to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(12)†

10.9(d) — Fourth Amendment, dated as of April 30, 2003, to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(15)†

10.9(e) — Fifth Amendment, dated as of April 4, 2005 to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(20)†

10.9(f) — Sixth Amendment, dated as of April 5, 2006 to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(22)†

10.9(g) — Seventh Amendment, dated as of April 13, 2007 to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(27)†

10.10 — Employment offer letter, dated November 20, 2000, from Jos. A. Bank Clothiers, Inc. to Jerry DeBoer.*(9)†

10.10(a)— Written description of 2007 base salary for Jerry DeBoer.*(27)†

10.11 — Employment offer letter, dated September 18, 2000, from Jos. A. Bank Clothiers, Inc. to Gary Merry.*(12)†

10.12 — 2002 Long-Term Incentive Plan.*(14)†

10.13 — Form of stock option agreement under the 2002 Long-Term Incentive Plan.*(20)†

10.14 — Collective Bargaining Agreement, dated March 1, 2006, by and between Joseph A. Bank Mfg. Co., Inc. and UNITE HERE MID-ATLANTIC REGIONAL JOINT BOARD.*(25)†

10.15 — Description of compensation bonus plans applicable to named executive officers .*(27)†

21.1 — Company subsidiaries.*(21)

23.1 — Consent of Deloitte & Touche LLP.*(27)

31.1 — Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*(27)

31.2 — Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*(27)

32.1 — Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*(27)

32.2 — Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*(27)

*(1) — Incorporated by reference to the Company's Registration Statement on Form S-1 filed May 3, 1994.

*(2) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 3, 1996.

*(3) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 1, 1997.

*(4) — Incorporated by reference to the Company's Form 8-K dated September 22, 1997.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Item 10, other than the following information concerning the Company's code of ethics, is omitted by the Company in accordance with General Instruction G to Form 10-K. The Company will disclose the information required under this item either by (a) incorporating the information by reference from the Company's definitive proxy statement if filed by June 4, 2007 (the first business day following 120 days from the close of its fiscal year ended February 3, 2007) or (b) filing an amendment to this Form 10-K which contains the required information by June 4, 2007.

The Company has adopted a "code of ethics" as defined by applicable rules of the Securities and Exchange Commission and the NASDAQ Stock Market, which is applicable to, among others, its chief executive officer, chief financial officer, principal accounting officer and other senior financial and reporting persons and its directors. If the Company makes any amendments to the code of ethics for its senior officers, financial and reporting persons or directors (other than technical, administrative, or other non-substantive amendments), or grants any waivers, including implicit waivers, from a provision of this code to such persons, the Company will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 8-K filed with the Securities and Exchange Commission. The Company has posted its code of ethics on its Internet website at www.josbank.com.

ITEM 11. EXECUTIVE COMPENSATION

Item 11 is omitted by the Company in accordance with General Instruction G to Form 10-K. The Company will disclose the information required under this item either by (a) incorporating the information by reference from the Company's definitive proxy statement if filed by June 4, 2007 or (b) filing an amendment to this Form 10-K which contains the required information by June 4, 2007.

On April 13, 2007, the Company's Compensation Committee adopted a management bonus plan for the Company's executive officers for the 2007 fiscal year. Exhibit 10.15, which is incorporated by reference herein, includes a description of this plan.

Also on April 13, 2007, the Company's Compensation Committee determined the amount payable to the Company's executive officers earned under the bonus plan adopted for fiscal 2006. These bonuses are as follows: Robert N. Wildrick, $2,667,278, R. Neal Black, $400,000, Robert B. Hensley, $355,000 and David E. Ullman, $325,000.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Item 12 is omitted by the Company in accordance with General Instruction G to Form 10-K. The Company will disclose the information required under this item either by (a) incorporating the information by reference from the Company's definitive proxy statement if filed by June 4, 2007 or (b) filing an amendment to this Form 10-K which contains the required information by June 4, 2007.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Item 13 is omitted by the Company in accordance with General Instruction G to Form 10-K. The Company will disclose the information required under this item either by (a) incorporating the information by reference from the Company's definitive proxy statement if filed by June 4, 2007 or (b) filing an amendment to this Form 10-K which contains the required information by June 4, 2007.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Item 14 is omitted by the Company in accordance with General Instruction G to Form 10-K. The Company will disclose the information required under this item either by (a) incorporating the information by reference from the Company's definitive proxy statement if filed by June 4, 2007 or (b) filing an amendment to this Form 10-K which contains the required information by June 4, 2007.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

(a) (1) **List of Financial Statements**

The following Consolidated Financial Statements of Jos. A. Bank Clothiers, Inc. and the related notes are filed as part of this Annual Report pursuant to Item 8:

(a) (2) **List of Financial Statement Schedules**

All required information is included within the Consolidated Financial Statements and the notes thereto.

(a) (3) **List of Exhibits**

3.1 — Certificate of Amendment of the Restated Certificate of Incorporation of the Company and the Restated Certificate of Incorporation of the Company.*(26)

3.2 — Amended and Restated By-Laws of the Company as of April 15, 2003.*(15)

4.1 — Form of Common Stock certificate.*(1)

4.2 — Rights Agreement, dated as of September 19, 1997, including Exhibit C thereto (the Certificate of Designation governing the Company's Series A Preferred Stock).*(4)

10.1 — 1994 Incentive Plan.*(1)†

10.1(a) — Amendments, dated as of October 6, 1997, to Incentive Plan.*(5)†

10.2 — Amended and Restated Credit Agreement, dated as of January 6, 2004, by and among the Company, certain Lenders which are signatories thereto and Wells Fargo Retail Finance II, LLC, as agent for such Lenders.*(17)

10.2(a) — Second Amendment to Amended and Restated Credit Agreement, dated as of January 6, 2004, by and among the Company, certain Lenders which are signatories thereto and Wells Fargo Retail Finance II, LLC, as agent for such Lenders.*(24)

10.3 — Amended and Restated Employment Agreement, dated as of May 15, 2002, between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(12)†

10.3(a) — First Amendment, dated April 30, 2003, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(15)†

10.3(b) — Second Amendment, dated as of April 4, 2005, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(20)†

10.3(c) — Third Amendment, dated as of April 5, 2006, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(22)†

10.3(d) — Fourth Amendment, dated as of April 13, 2007, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(27)†

10.4 — Jos. A. Bank Clothiers, Inc. Nonqualified Deferred Compensation Trust Agreement, dated January 20, 2004.*(21)†

10.5 — Employment Agreement, dated as of September 19, 1997, between Gary W. Cejka and Jos. A. Bank Clothiers, Inc.*(5)†

10.6 — Amended and Restated Employment Agreement, dated May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(12)†

10.6(a) — First Amendment, dated as of April 30, 2003, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(15)†

10.6(b) — Second Amendment, dated as of April 4, 2005, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(21)†

10.6(c) — Third Amendment, dated as of April 5, 2006, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(22)†

10.6(d) — Fourth Amendment, dated as of April 13, 2007, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(27)†

10.7 — Employment Agreement, dated as of November 1, 1999, between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(7)†

10.7(a) — First Amendment, dated as of March 6, 2000, to Employment Agreement, dated as of November 1, 1999, by and between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(8)†

10.7(b) — Second Amendment, dated as of May 25, 2001, to Employment Agreement, dated as of November 1, 1999, by and between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(10)†

10.7(c) — Third Amendment, dated as of October 2, 2003, to Employment Agreement, dated as of November 1, 1999, by and between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(16)†

10.8 — Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(7)†

10.8(a) — First Amendment, dated as of January 1, 2000, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(9)†

10.8(b) — Second Amendment, dated as of March 16, 2001, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(9)†

10.8(c) — Third Amendment, dated as of April 15, 2002, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(11)†

10.8(d) — Fourth Amendment, dated as of May 28, 2002, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(12)†

10.8(e) — Fifth Amendment, dated as of April 30, 2003, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(15)†

10.8(f) — Sixth Amendment, dated as of April 4, 2005, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(20)†

10.8(g) — Seventh Amendment, dated as of April 5, 2006, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(22)†

10.8(h) — Eighth Amendment, dated as of April 13, 2007, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(27)†

10.9 — Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(8)†

10.9(a) — First Amendment, dated as of March 16, 2001, to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(9)†

10.9(b) — Second Amendment, dated as of April 15, 2002, to Employment Agreement, dated as of December 21, 1999, by and between Neal Black and Jos. A. Bank Clothiers, Inc.*(11)†

10.9(c) — Third Amendment, dated as of May 29, 2002, to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(12)†

10.9(d) — Fourth Amendment, dated as of April 30, 2003, to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(15)†

10.9(e) — Fifth Amendment, dated as of April 4, 2005 to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(20)†

10.9(f) — Sixth Amendment, dated as of April 5, 2006 to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(22)†

10.9(g) — Seventh Amendment, dated as of April 13, 2007 to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(27)†

10.10 — Employment offer letter, dated November 20, 2000, from Jos. A. Bank Clothiers, Inc. to Jerry DeBoer.*(9)†

10.10(a)— Written description of 2007 base salary for Jerry DeBoer.*(27)†

10.11 — Employment offer letter, dated September 18, 2000, from Jos. A. Bank Clothiers, Inc. to Gary Merry.*(12)†

10.12 — 2002 Long-Term Incentive Plan.*(14)†

10.13 — Form of stock option agreement under the 2002 Long-Term Incentive Plan.*(20)†

10.14 — Collective Bargaining Agreement, dated March 1, 2006, by and between Joseph A. Bank Mfg. Co., Inc. and UNITE HERE MID-ATLANTIC REGIONAL JOINT BOARD.*(25)†

10.15 — Description of compensation bonus plans applicable to named executive officers .*(27)†

21.1 — Company subsidiaries.*(21)

23.1 — Consent of Deloitte & Touche LLP.*(27)

31.1 — Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*(27)

31.2 — Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*(27)

32.1 — Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*(27)

32.2 — Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*(27)

*(1) — Incorporated by reference to the Company's Registration Statement on Form S-1 filed May 3, 1994.

*(2) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 3, 1996.

*(3) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 1, 1997.

*(4) — Incorporated by reference to the Company's Form 8-K dated September 22, 1997.

*(5) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 1998.

*(6) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 30, 1999.

*(7) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended October 30, 1999.

*(8) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 29, 2000.

*(9) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 3, 2001.

*(10) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2001.

*(11) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 2, 2002.

*(12) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 4, 2002.

*(13) — Incorporated by reference to the Company's Current Report on Form 8-K, dated May 8, 2002.

*(14) — Incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14(A) filed May 20, 2002.

*(15) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 1, 2003.

*(16) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended November 1, 2003

*(17) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 2004.

*(18) — Incorporated by reference to the Company's Current Report on Form 8-K, dated April 20, 2004.

*(19) — Incorporated by reference to the Company's Current Report on Form 8-K, dated May 14, 2004.

*(20) — Incorporated by reference to the Company's Current Report on Form 8-K, dated April 7, 2005.

*(21) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 29, 2005.

*(22) — Incorporated by reference to the Company's Current Report on Form 8-K, dated April 6, 2006.

*(23) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 28, 2006.

*(24) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 2006.

*(25) — Incorporated by reference to the Company's Current Report on Form 8-K, dated May 4, 2006.

*(26) — Incorporated by reference to Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2006.

*(27) — Filed herewith.

---

† — Exhibit represents a management contract or compensatory plan or arrangement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Jos. A. Bank Clothiers, Inc.:

We have audited the accompanying consolidated balance sheets of Jos. A. Bank Clothiers, Inc. and subsidiaries (the "Company") as of February 3, 2007 and January 28, 2006 and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended February 3, 2007 ("fiscal 2006"), for the year ended January 28, 2006 ("fiscal 2005") and for the year ended January 29, 2005 ("fiscal 2004"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such fiscal 2006, fiscal 2005 and fiscal 2004 consolidated financial statements present fairly, in all material respects, the financial position of Jos. A. Bank Clothiers, Inc. and subsidiaries as of February 3, 2007 and January 28, 2006, and the results of its operations and its cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of February 3, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2007, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Baltimore, MD
April 16, 2007

JOS. A. BANK CLOTHIERS, INC.
CONSOLIDATED BALANCE SHEETS
AS OF JANUARY 28, 2006 AND FEBRUARY 3, 2007
(In Thousands, Except Share Information)

	January 28, 2006	February 3, 2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 7,344	**$ 43,080**
Accounts receivable, net	6,455	**5,193**
Inventories, net	176,642	**183,471**
Prepaid expenses and other current assets	12,852	**18,560**
Total current assets	203,293	**250,304**
NONCURRENT ASSETS:		
Property, plant and equipment, net	100,973	**117,553**
Other noncurrent assets	566	**535**
Total assets	$304,832	**$368,392**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 42,678	**$ 41,683**
Accrued expenses	51,834	**63,606**
Current portion of long-term debt	971	**—**
Deferred tax liability	10,954	**8,453**
Total current liabilities	106,437	**113,742**
NONCURRENT LIABILITIES:		
Long-term debt, net of current portion	4,826	**412**
Noncurrent lease obligations	35,007	**42,053**
Noncurrent deferred tax liability	2,697	**2,595**
Other noncurrent liabilities	2,065	**1,356**
Total liabilities	151,032	**160,158**
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $1.00 par, 500,000 shares authorized, none issued or outstanding	—	**—**
Common stock, $.01 par, 45,000,000 shares authorized, 17,283,804 issued and outstanding at January 28, 2006 and 18,039,826 issued and outstanding at February 3, 2007	173	**180**
Additional paid-in capital	66,757	**78,101**
Retained earnings	86,870	**130,092**
Accumulated other comprehensive income and (losses)	—	**(139)**
Total stockholders' equity	153,800	**208,234**
Total liabilities and stockholders' equity	$304,832	**$368,392**

The accompanying notes are an integral part of these consolidated financial statements.

JOS. A. BANK CLOTHIERS, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JANUARY 29, 2005, JANUARY 28, 2006 AND FEBRUARY 3, 2007
(In Thousands, Except Per Share Information)

	Fiscal 2004	Fiscal 2005	Fiscal 2006
NET SALES	**$372,500**	**$464,633**	**$546,385**
Cost of goods sold	147,674	177,006	**207,947**
GROSS PROFIT	**224,826**	**287,627**	**338,438**
OPERATING EXPENSES:			
Sales and marketing	143,586	179,201	**212,331**
General and administrative	38,003	45,930	**52,453**
Store opening costs	1,184	701	**559**
Total operating expenses	182,773	225,832	**265,343**
OPERATING INCOME	**42,053**	**61,795**	**73,095**
Interest expense, net	1,696	1,794	**938**
Income before provision for income taxes	40,357	60,001	**72,157**
Provision for income taxes	15,876	24,751	**28,935**
NET INCOME	**$ 24,481**	**$ 35,250**	**$ 43,222**
EARNINGS PER SHARE			
Net income:			
Basic	**$1.47**	**$2.07**	**$2.40**
Diluted	**$1.38**	**$1.95**	**$2.36**
Weighted average shares outstanding:			
Basic	16,680	17,021	**17,981**
Diluted	17,789	18,031	**18,342**

The accompanying notes are an integral part of these consolidated financial statements.

JOS. A. BANK CLOTHIERS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 29, 2005, JANUARY 28, 2006 AND FEBRUARY 3, 2007
(In Thousands, Except Share Information)

	Shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income and (losses)	Total stockholders' equity
BALANCE, JANUARY 31, 2004	**16,481,751**	**$122**	**$64,207**	**$ 27,183**	**$(5,058)**	**$ —**	**$ 86,454**
Net income	—	—	—	24,481	—	—	24,481
Issuance of common stock pursuant to Incentive Option Plan	345,452	2	1,166	—	—	—	1,168
Income tax benefit from exercise of non-qualified stock options	—	—	2,256	—	—	—	2,256
Stock dividend fractional share repurchase	(1,833)	—	(35)	—	—	—	(35)
BALANCE, JANUARY 29, 2005	**16,825,370**	**$124**	**$67,594**	**$ 1,664**	**$(5,058)**	**$ —**	**$114,324**
Net income	—	—	—	35,250	—	—	35,250
Retirement of treasury stock, at cost	—	—	(5,058)	—	5,058	—	—
Issuance of common stock pursuant to Incentive Option Plan	460,156	5	1,596	—	—	—	1,601
Income tax benefit from exercise of non-qualified stock options	—	—	2,694	—	—	—	2,694
Stock dividend fractional share repurchase	(1,722)	—	(69)	—	—	—	(69)
Stock dividend transfer of par value	—	44	—	(44)	—	—	—
BALANCE, JANUARY 28, 2006	**17,283,804**	**$173**	**$66,757**	**$ 86,870**	**$ —**	**$ —**	**$153,800**
Net income	—	—	—	43,222	—	—	43,222
Adjustment to minimum pension liability, net of tax effect of $4	—	—	—	—	—	6	6
Comprehensive income						6	43,228
Adjustment to initially apply FAS No. 158, net of tax benefit of $95	—	—	—	—	—	(145)	(145)
Issuance of common stock pursuant to Incentive Option Plan	756,022	7	7,397	—	—	—	7,404
Income tax benefit from exercise of non-qualified stock options	—	—	3,947	—	—	—	3,947
BALANCE, FEBRUARY 3, 2007	**18,039,826**	**$180**	**$78,101**	**$130,092**	**$ —**	**$ (139)**	**$208,234**

The accompanying notes are an integral part of these consolidated financial statements.

JOS. A. BANK CLOTHIERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 29, 2005, JANUARY 28, 2006 AND FEBRUARY 3, 2007
(In Thousands)

	Fiscal 2004	Fiscal 2005	Fiscal 2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$24,481	$ 35,250	$ 43,222
Adjustments to reconcile net income to net cash provided by operating activities:			
Increase (decrease) deferred taxes	1,906	12,791	(2,603)
Depreciation and amortization	10,498	13,020	15,809
Loss on disposition of assets	4	31	34
Income tax benefit from exercise of non-qualified stock options	2,256	2,694	—
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	(597)	(1,657)	1,262
Increase in inventories	(6,905)	(48,949)	(6,829)
Increase in prepaid expenses and other assets	(1,569)	(960)	(5,708)
(Increase) decrease in non-current assets	(273)	942	31
Increase (decrease) in accounts payable	11,385	2,545	(995)
Increase in accrued expenses	242	15,503	10,490
Increase in noncurrent lease obligations	10,266	4,689	7,046
Increase (decrease) in other noncurrent liabilities	(241)	1,127	(848)
Net cash provided by operating activities	51,453	37,026	60,911
CASH FLOWS USED FOR INVESTING ACTIVITIES:			
Payments for capital expenditures	(29,939)	(31,577)	(31,141)
Proceeds from disposal of assets	907	—	—
Net cash used for investing activities	(29,032)	(31,577)	(31,141)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings under revolving loan agreement	80,360	106,185	90,135
Repayment of borrowings under revolving loan agreement	(100,947)	(106,185)	(90,135)
Proceeds from long-term debt	—	—	400
Repayment of other long-term debt	(2,417)	(1,062)	(5,785)
Income tax benefit from exercise of non-qualified stock options	—	—	3,947
Proceeds from issuance of common stock, net of fractional share repurchase	1,133	1,532	7,404
Net cash provided by (used in) financing activities	(21,871)	470	5,966
Net increase in cash and cash equivalents	550	5,919	35,736
CASH AND CASH EQUIVALENTS, beginning of year	**875**	**1,425**	**7,344**
CASH AND CASH EQUIVALENTS, end of year	**$ 1,425**	**$ 7,344**	**$ 43,080**

The accompanying notes are an integral part of these consolidated financial statements.

JOS. A. BANK CLOTHIERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FISCAL 2004, 2005 AND 2006
(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business—Jos. A. Bank Clothiers, Inc. is a nationwide retailer of classic men's clothing through conventional retail stores, catalog and Internet direct marketing and franchisees.

Principles of Consolidation—The consolidated financial statements include the accounts of Jos. A. Bank Clothiers, Inc. and its wholly-owned subsidiaries (collectively referred to as the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications—Certain amounts for fiscal 2005 and 2004 have been reclassified to conform with the presentation in fiscal 2006. The Company reclassified certain post-retirement benefits liabilities from current to noncurrent in the accompanying Consolidated Balance Sheets and Consolidated Statements of Cash Flows.

Common Stock Dividend—On December 14, 2005, the Company's Board of Directors declared a 25% common stock dividend payable on February 15, 2006 to stockholders of record as of January 27, 2006. In conjunction with the distribution of the stock dividend, the Company retired all of its previously held shares of treasury stock. Unless otherwise indicated, all historical weighted average share and per share amounts and all references to the number of common shares elsewhere in the consolidated financial statements, and notes thereto, have been restated to reflect the stock dividend.

Fiscal Year—The Company maintains its accounts on a fifty-two/fifty-three week fiscal year ending on the Saturday closest to January 31. The fiscal years ended January 29, 2005 (fiscal 2004) and January 28, 2006 (fiscal 2005) each contained fifty-two weeks, while the fiscal year ended February 3, 2007 (fiscal 2006) contained fifty-three weeks.

Seasonality—The Company's net sales, net income and inventory levels fluctuate on a seasonal basis. The Company has increased its marketing efforts during peak selling times, resulting in profits generated during the fourth quarter holiday season becoming a larger portion of annual profits. Seasonality is also impacted by growth as more new stores are opened in the second half of the year. In the fourth quarters of fiscal years 2004, 2005 and 2006, the Company generated approximately 51%, 53% and 58%, respectively, of its annual net income.

Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best information. However, actual results could and probably will differ from those estimates. Significant estimates in these financial statements include net realizable value of inventory, estimates of future cash flows associated with asset impairments and useful lives for depreciation and amortization.

Cash and Cash Equivalents—Cash and cash equivalents include overnight investments with maturities of 90 days or less at the date of acquisition.

Interest Expense—Interest expense, net, includes interest income of approximately $129, $135 and $461 in fiscal 2004, 2005 and 2006, respectively.

Supplemental Cash Flow Information—Interest and income taxes paid were as follows:

	Fiscal 2004	Fiscal 2005	Fiscal 2006
Interest paid	$ 1,616	$1,809	$ 1,422
Income taxes paid	$13,918	$6,828	$25,318

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Inventories—The Company records inventory at the lower of cost or market ("LCM"). Cost is determined using the first-in, first-out method. The Company capitalizes into inventory certain warehousing and freight delivery costs associated with shipping its merchandise to the point of sale. The Company periodically reviews quantities of inventories on hand and compares these amounts to the expected sales of each product. The Company records a charge to cost of goods sold for the amount required to reduce the carrying value of inventory to net realizable value.

Franchise Fees—The Company has 12 stores operated by franchisees, representing approximately 3% of the Company's store base. Monthly franchise fees are recognized when earned under the franchise agreements, which is at the time the franchisee generates a sale. The fees are based on a percentage of sales generated by the franchise stores and such fees are included in net sales in the Consolidated Statements of Income. Initial franchise fees are fully earned upon execution of the franchise agreements and there are no further obligations on the part of the Company in order to earn the initial franchise fee.

The Company does not have any controlling interest in any of its franchisees through voting rights or any other means and, in accordance with the revised Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," does not consolidate these entities. The Company sells inventory to its franchise stores at prices above cost and the franchise stores have the right to return a certain amount of inventory to the Company.

Gift Cards and Certificates—The Company sells gift cards to individuals and companies. The Company's apparel incentive gift certificates are used by various companies as a reward for achievement for their employees. The Company also redeems proprietary gift cards and gift certificates marketed by major premium/incentive companies. The Company records a liability when a gift card/certificate is purchased. As the gift card/certificate is redeemed, the Company reduces the liability and records revenue.

Vendor Rebates—The Company receives credits from vendors in connection with inventory purchases. The credits are separately negotiated with each vendor. Substantially all of these credits are earned in one of two ways: a) as a fixed percentage of purchases when an invoice is paid or b) as an agreed-upon amount in the month a new store is opened. There are no contingent minimum purchase amounts, milestones or other contingencies that are required to be met to earn the credits. The credits described in a) above are recorded as a reduction to inventories in the Consolidated Balance Sheet as the inventories are purchased and the credits described in b) above are recorded as a reduction to inventories as new stores are opened. In both cases, the credits are recognized as reductions to cost of goods sold as the product is sold.

Landlord Contributions—Landlord contributions are accounted for as an increase to current and noncurrent lease obligations and as an increase to prepaid and other current assets until collected. When collected, the Company records cash and reduces the prepaid and other current assets account. The landlord contributions are presented in the Consolidated Statements of Cash Flows as an operating activity. The noncurrent lease obligations are amortized over the life of the lease in a manner that is consistent with the Company's policy to straight-line rent expense over the term of the lease. The amortization is recorded as a reduction to sales and marketing expense which is consistent with the classification of lease expense. The amortization of noncurrent lease obligations recognized in the Consolidated Statements of Income were $2.8 million, $3.7 million and $4.9 million in fiscal years 2004, 2005 and 2006, respectively.

Catalog—Costs related to mail order catalogs, including design, printing and distribution, are included in prepaid expenses and other current assets consistent with Statement of Position No. 93-7, "Reporting on Advertising Costs." These costs are amortized as sales and marketing expense based on actual revenue for the period as compared to aggregate projected revenue over the benefit period in which customers order from a particular catalog, which is typically four months. The benefit period is based on historical ordering patterns. As of

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

January 28, 2006 and February 3, 2007, the amounts included in prepaid expenses and other current assets related to catalog costs were $1.3 million and $1.7 million, respectively.

Marketing Expenses—Marketing expenses consist of advertising, display, list rental and Internet costs. Marketing costs are recognized as expenses the first time the marketing takes place. Marketing expense, excluding catalog costs, was approximately $25.9 million, $31.1 million and $32.9 million in fiscal 2004, 2005 and 2006, respectively. These amounts exclude catalog production costs of approximately $5.9 million, $6.6 million and $6.2 million for fiscal 2004, 2005 and 2006. Marketing and catalog costs are included in "Sales and Marketing" in the accompanying Consolidated Statements of Income.

Contingent Rental Expense—The Company has certain store leases that determine all or a portion of their rent based on annual aggregate sales from the respective stores. The Company recognizes contingent rental expense prior to achievement of the specified target that triggers the contingent rental provided that achievement of that target is probable. The amount is recorded on a straight-line basis throughout the year.

Property, Plant and Equipment—Property, plant and equipment are stated at cost. The Company depreciates and amortizes property, plant and equipment on a straight-line basis over the following estimated useful lives:

Asset Class	Estimated Useful Lives
Buildings and improvements	25 years
Equipment	3-10 years
Furniture and fixtures	10 years
Leasehold improvements	Generally 10 years

The Company amortizes leasehold improvements over the shorter of the lease term or the useful life of the improvements. Depreciation and amortization expense of property, plant, and equipment for fiscal 2004, 2005 and 2006 was approximately $10.5 million, $13.0 million and $15.8 million, respectively. Maintenance and repairs that do not extend the lives of the assets are expensed as incurred.

Other Noncurrent Assets—Other noncurrent assets includes deferred financing costs and deposits. Deferred financing costs are amortized as additional interest expense over the remaining term of the debt agreements using the effective interest method. Amortization expense for fiscal 2004, 2005 and 2006 was $68, $74 and $93, respectively, and included $30 write-off of financing costs in fiscal 2006 due to the voluntary early prepayment of long-term debt.

Long-Lived Assets—Long-lived assets, such as property, plant, and equipment, subject to depreciation and amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Fair Value of Financial Instruments—For cash and cash equivalents, accounts receivable and accounts payable, the carrying amount is a reasonable estimate of fair value. For long-term debt, rates available for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt. As January 28, 2006 and February 3, 2007, the fair value of the Company's debt approximated the carrying value.

Net Sales—In the Company's Stores segment, net sales are recognized at the point-of-sale. In the Company's Direct Marketing segment, sales are recognized when products are shipped to the customer. The Company provides for sales returns based on estimated returns in future periods. The sales return reserves were $0.5 million for each fiscal year 2004, 2005 and 2006, and were included in accrued expenses on the consolidated balance sheets.

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Classification of Expenses—Cost of goods sold includes cost of merchandise, cost of tailoring and freight from vendors to the distribution center and from the distribution center to the stores. Merchandise management, distribution, warehousing and corporate overhead costs are included in general and administrative expenses.

Lease Accounting—Rent expense on leases, including the amortization of landlord contributions, is recorded on a straight-line basis over the term of the lease and the excess of expense over cash amounts paid are included in "noncurrent lease obligations" in the accompanying Consolidated Balance Sheets. The term of the lease begins on the date the Company has the right to control the use of the leased property, generally approximately five to eight weeks prior to opening the store.

Store Opening Costs—Costs incurred in connection with initial promotion and other start-up costs, such as travel for recruitment, training and setup of new store openings, are expensed as incurred.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Income in the period that includes the enactment date.

The Company establishes an estimated liability for federal and state income tax exposures that arise and meet the criteria for accrual under SFAS No. 5, *Accounting for Contingencies*. This liability addresses a number of issues for which the Company may have to pay additional taxes and interest when all examinations by taxing authorities are concluded. The liability amounts for such matters are based on an evaluation of the underlying facts and circumstances, a thorough research of the technical merits of the Company's filing positions and an assessment of the chances of the Company prevailing in its positions. The Company operates in 42 states and the District of Columbia and significantly more local tax jurisdictions and has unaudited open tax years with many of these taxing authorities, including the Internal Revenue Service.

Earnings Per Share ("EPS")—Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding for the year. Diluted net income per share is calculated by dividing net income by the diluted weighted average common shares, which reflect the potential dilution as a result of the exercise of stock options. The weighted average shares used to calculate basic and diluted earnings per share are as follows:

	Fiscal 2004	Fiscal 2005	Fiscal 2006
Weighted average shares outstanding for basic EPS	16,680	17,021	17,981
Dilutive effect of stock options	1,109	1,010	361
Weighted average shares outstanding for diluted EPS	17,789	18,031	18,342

The Company uses the treasury method for calculating the dilutive effect of stock options. The effects on weighted average shares outstanding of options to purchase common stock of the Company were included in the computation of diluted net income per share in all years presented. As of January 29, 2005, there were 24 stock options which were antidilutive and have been excluded from the calculation of dilutive EPS. As of January 28, 2006 and February 3, 2007, there were no stock options which were antidilutive.

Authorized Common Shares—At the 2006 annual meeting of shareholders held on June 23, 2006, the shareholders voted to approve an amendment to the Company's restated certificate of incorporation to increase the number of authorized shares of common stock of the Company from 20 million shares to 45 million shares.

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Incentive Plans—Incentive plans provide cash incentive compensation to certain employees based upon the attainment of certain annual earnings and performance goals, as well as certain discretionary goals. At each quarter-end, the Company estimates the probability that such goals will be attained based on results-to-date and the likelihood of discretionary payments and records incentive compensation accordingly. Any incentive compensation which is likely to be paid for the year is expensed based on the proportion of the earnings-to-date to projected annual earnings.

Recently Issued Accounting Standards—In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires an employer to recognize an asset for a plan's over-funded status or a liability for a plan's under-funded status, measure a plan's assets and obligations that determine its funded status as of the date of the employer's fiscal year-end, and recognize changes in the funded status in the year in which the changes occur. SFAS No. 158 is effective for the Company's fiscal year ended February 3, 2007. The Company's benefit plans and the impact of adopting SFAS No. 158 are more fully described in Note 8.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for the Company's fiscal year beginning February 3, 2008. The Company is currently assessing the impact, if any, of this statement on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires registrants to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material based on relevant quantitative and qualitative factors. The guidance is effective for the Company's fiscal year ended February 3, 2007. The adoption of SAB No. 108 had no material impact on the Company's consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"). FIN No. 48 is an interpretation of SFAS Statement No. 109, "Accounting for Income Taxes," that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN No. 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for the Company's fiscal year beginning February 4, 2007. The Company is currently assessing the impact, if any, of FIN No. 48 on its consolidated financial statements.

In June 2006, the FASB Emerging Issues Task Force ("EITF") ratified EITF No. 06-3, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)" ("EITF No. 06-3"). The Task Force reached a consensus that a company should disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF No. 06-3. If taxes included in gross revenues are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The consensus is effective for the Company's fiscal year beginning February 4, 2007. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. The Company currently conforms to a net presentation.

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

2. INVENTORIES:

Inventories as of January 28, 2006 and February 3, 2007, consist of the following:

	January 28, 2006	February 3, 2007
Finished goods	$169,068	$175,690
Raw materials	7,574	7,781
Total inventories, net	$176,642	$183,471

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS:

Prepaid expenses and other current assets as of January 28, 2006 and February 3, 2007, consist of the following:

	January 28, 2006	February 3, 2007
Landlord contributions receivable	$ 6,600	$ 7,691
Prepaid rents	—	3,293
Prepaid expenses and other current assets	6,252	7,576
Total prepaid expenses and other current assets, net	$12,852	$18,560

4. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment as of January 28, 2006 and February 3, 2007, consists of the following:

	January 28, 2006	February 3, 2007
Land	$ 349	$ 349
Buildings and improvements	12,014	12,062
Leasehold improvements	82,336	97,511
Furniture and fixtures	47,927	58,043
Equipment and other	28,683	35,079
	171,309	203,044
Less: accumulated depreciation and amortization	(70,336)	(85,491)
Property, plant and equipment, net	$100,973	$117,553

As of January 28, 2006 and February 3, 2007, included in the amounts shown above are $5.5 million and $6.8 million, respectively, of accrued property, plant and equipment additions that have been incurred but not completely invoiced by vendors, and therefore, not paid by the respective year-ends. These amounts are excluded from payments for capital expenditures and accrued expenses in the accompanying Consolidated Statements of Cash Flows.

5. ACCRUED EXPENSES:

Accrued expenses as of January 28, 2006 and February 3, 2007, consist of the following:

	January 28, 2006	February 3, 2007
Accrued compensation and benefits	$13,494	$14,947
Gift cards and certificates payable	6,983	9,327
Accrued property, plant and equipment	5,539	6,822
Accrued federal income tax	5,533	12,267
Current portion of lease obligations	4,976	6,238
Other accrued expenses	15,309	14,005
Total	$51,834	$63,606

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

5. ACCRUED EXPENSES: (Continued)

Other accrued expenses consist primarily of liabilities related to: accrued advertising; franchise, sales and property taxes; customer deposits and other accrued costs.

6. LONG-TERM DEBT:

Long-term debt as of January 28, 2006 and February 3, 2007, consists of the following:

	January 28, 2006	February 3, 2007
Bank Credit Agreement—		
Borrowings under revolving loan agreement	$ —	$ —
Mortgage loan secured by corporate office and distribution center, interest at 8.15% payable in monthly installments through April 1, 2013; prepaid in fiscal 2006	3,902	—
Loan payable secured by certain distribution center equipment, variable interest (7.28% at January 28, 2006) payable in monthly installments through August 1, 2009; prepaid in fiscal 2006	1,676	—
Other notes payable	219	412
Total long-term debt	5,797	412
Less: current portion	971	—
Long-term debt, net of current portion	$4,826	$412

Bank Credit Agreement—The Company has a line of credit agreement (the "Credit Agreement") with an available maximum borrowing amount up to $100 million and which extends to April 2010. Subject to certain limitations, the Company has the option to increase the amount borrowed to $125 million if requested prior to April 30, 2008, if needed and if supported by the borrowing base formula under the Credit Agreement. Borrowings are limited by a formula, which considers certain of the Company's asset values, including inventories and accounts receivable. Interest rates under the Credit Agreement vary with the prime rate or LIBOR and may include a spread over or under the applicable rate. The spreads, if any, are based upon the Company's excess availability from time to time. The average interest rate, excluding unused line fees, was 6.0% and 6.8% for fiscal 2005 and 2006, respectively. Aggregate borrowings are secured by substantially all assets of the Company with the exception of its distribution center and certain equipment.

Under the provisions of the Credit Agreement, the Company must comply with certain covenants, if the availability under the line of credit in excess of outstanding borrowings ("Availability") is less than $7.5 million. The covenants include a minimum earnings before interest, taxes, depreciation and amortization ("EBITDA"), limitations on capital expenditures and additional indebtedness, and restrictions on cash dividend payments. There were no borrowings outstanding under the line of credit as of January 28, 2006 and February 3, 2007.

As of February 3, 2007, the Company's Availability under the Credit Agreement was $99.6 million. The average daily outstanding balances under the Credit Agreement for fiscal 2005 and 2006 were approximately $16.3 million and $7.2 million respectively. The Company had a standby letter of credit of $0.4 million at January 28, 2006 and February 3, 2007, which secures the payment of rent at one leased location.

Additionally, the Company has $5.8 million and $0.4 million of term debt as of January 28, 2006 and February 3, 2007, respectively. The Company's long-term debt as of February 3, 2007 matures in full in the fiscal year ending January 29, 2011.

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

7. INCOME TAXES:

The provision for income taxes consisted of the following:

	Fiscal 2004	Fiscal 2005	Fiscal 2006
Federal:			
Current	$11,444	$10,192	$26,074
Deferred	2,014	10,491	(2,214)
State:			
Current	2,526	1,768	5,372
Deferred	(108)	2,300	(297)
Provision for income taxes	$15,876	$24,751	$28,935

Provision for income tax is reconciled to the amount computed by applying the statutory Federal income tax rate of 35% for fiscal 2004, 2005 and 2006 to income before provision for income taxes as follows:

	Fiscal 2004	Fiscal 2005	Fiscal 2006
Computed federal tax provision at statutory rates	$14,125	$21,000	$25,255
State income taxes, net of federal income tax effect	1,621	2,653	3,298
Non-deductible compensation	755	907	957
Change in tax reserves	(861)	101	(681)
Other, net	236	90	106
Provision for income taxes	$15,876	$24,751	$28,935

The tax effects of temporary differences that give rise to significant positions of deferred tax assets and deferred tax liabilities as of January 28, 2006 and February 3, 2007 are as follows:

	January 28, 2006	February 3, 2007
Deferred tax assets:		
Current accrued liabilities and other	$2,387	$2,913
Noncurrent lease obligations	15,817	19,161
Noncurrent accrued liabilities and other	537	524
	18,741	22,598
Deferred tax liabilities:		
Current inventories	(12,129)	(10,080)
Current prepaid expenses and other current assets	(1,212)	(1,286)
Noncurrent property, plant and equipment	(19,051)	(22,280)
	(32,392)	(33,646)
Net deferred tax liability	$(13,651)	$(11,048)

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon existence of taxable income in carryback periods and the generation of future taxable income during periods in which temporary differences become deductible. Management considered income taxes paid during the previous two years and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible, management has determined that no valuation allowance was required at January 28, 2006 and February 3, 2007.

7. INCOME TAXES: (Continued)

In fiscal 2006, the Internal Revenue Service ("IRS") completed its examination of the Company's Federal income tax return for fiscal year 2004. The fiscal year 2004 income tax return was the first return that included the Company's change to the retail inventory method for income tax purposes, among other items. The income tax provision in the consolidated statements of income for fiscal 2006 includes $0.7 million reduction of previously recorded income tax liabilities that were settled in fiscal 2006. The IRS has not audited any period subsequent to fiscal 2004.

8. BENEFIT PLANS:

Defined Benefit Pension & Post-Retirement Plans—The Company maintains a noncontributory defined benefit pension plan and a post-retirement benefit plan which cover certain union employees. The annual contributions are not less than the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974, as amended. The plans provide for eligible employees to receive benefits based principally on years of service with the Company. The Company does not pre-fund the benefits from the post-retirement benefit plan. The Company records the expected cost of these benefits as expense during the years that employees render service.

As of February 3, 2007, the Company adopted SFAS No. 158. The statement, which is an amendment to SFAS No. 87, SFAS No. 88, SFAS No. 106, and SFAS No. 132(R), requires an employer to recognize the funded status of any defined benefit pension and/or other postretirement benefit plans as an asset or liability in its balance sheet. Funded status is the difference between the projected benefit obligation and the market value of plan assets for defined benefit pension plans, and is the difference between the accumulated benefit obligation and the market value of plan assets (if any) for other post retirement benefit plans. SFAS No. 158 also requires an employer to recognize changes in that funded status related to unrecognized prior service costs, transition obligations or actuarial gains/losses in the year in which the changes occur through other comprehensive income and losses in the stockholders' equity section of its balance sheet. As a result of the adoption of SFAS No. 158, prepaid pension costs related to our defined benefit pension decreased by $0.2 million and our accumulated other comprehensive losses, net of related deferred income taxes, increased by approximately $0.1 million as of February 3, 2007.

In addition, this statement requires companies to measure plan assets and obligations at the date of the Company's year-end, regardless of the plan's year-end date, with limited exceptions. Currently, the Company's measurement date of plan assets and obligations is December 31, which is consistent with the Plan's year-end. The measurement provision is required for our fiscal year ending January 31, 2009.

The impact of adopting SFAS No. 158 resulted in adjustments to the beginning balances for fiscal 2006 of pension-related balances as displayed in the table below:

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
		(In thousands)	
Assets			
Other assets	$275	$(240)	$ 35
Liabilities			
Defined benefit pension plans	—	—	—
Postretirement benefit plans	547	—	547
Other noncurrent liabilities	$547	$ —	$ 547
Stockholders' Equity			
Accumulated other comprehensive income and (losses), net of tax	$ —	$(145)	$(145)

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

8. BENEFIT PLANS: (Continued)

The following table sets forth the plans' benefit obligations, fair value of plan assets, and funded status at December 31, 2005 and 2006:

	Pension Benefits		Postretirement Benefits	
	2005	2006	2005	2006
Accumulated benefit obligation	$ 501	$575	$ 410	$ 407
Fair value of plan assets	536	560	—	—
Funded status	$ 35	$(15)	$(410)	$(407)
Accrued (prepaid) benefit cost recognized in the balance sheets	$(275)	$ 15	$ 547	$ 584

Weighted-average discount rate assumption used to determine benefit obligations as of December 31, 2005 and 2006 (the dates of the latest actuarial calculations) was 6.0% for both years. Weighted-average assumptions used to determine net cost for fiscal 2005 and 2006 included discount rate of 6.0% and return on plan assets assumption of 8.0% for both years.

The Company's overall expected long-term rate of return on assets is 8.0%. Plan assets of the Company's pension benefits as of December 31, 2005 and December 31, 2006 consisted primarily of balanced mutual funds and short-term investment funds.

Pension expense recognized in the Company's statements of income for fiscal 2004, 2005 and 2006 was $46, $55 and $79, respectively. The Company contributed $85 and $0 in fiscal 2005 and fiscal 2006, respectively, to the pension plan. The Company does not expect to be required to contribute significant amounts of cash in fiscal 2007 to the pension plan.

Profit Sharing Plan—The Company maintains a defined contribution 401(k) profit sharing plan for its employees. All non—union and certain union employees are eligible to participate at the beginning of the month after 90 days of service. Employee contributions to the plan are limited based on applicable sections of the Internal Revenue Code. The Company's contribution to the 401(k) plan is discretionary. Amounts expensed by the Company related to the plan were approximately $0.5 million, $0.6 million and $0.6 million for fiscal 2004, 2005, and 2006, respectively.

Deferred Compensation Plan—The Company also maintains a non-qualified deferred compensation plan for certain highly-compensated employees. All assets of the plan are fully subject to the Company's creditors. There were no matching contributions by the Company for fiscal 2004, 2005 and 2006, although contributions were made by certain employees. Included in the Company's Consolidated Balance Sheets are separate amounts of an equal asset and liability of $0.8 million at January 28, 2006 and $1.2 million at February 3, 2007.

9. COMMITMENTS AND CONTINGENCIES:

On July 24, 2006, a lawsuit was filed against the Company and Robert N. Wildrick, the Company's Chief Executive Officer, in the United States District Court for the District of Maryland by Roy T. Lefkoe, Civil Action Number 1:06-cv-01892-WMN (the "Class Action"). On August 3, 2006, a lawsuit substantially similar to the Class Action was filed in the United States District Court for the District of Maryland by Tewas Trust UAD 9/23/86, Civil Action Number 1:06-cv-02011-WMN (the "Tewas Trust Action"). The Tewas Trust Action was filed against the same defendants as those in the Class Action and purported to assert the same claims and seek the same relief. On November 20, 2006, the Class Action and the Tewas Trust Action were consolidated under the Class Action case number (1:06-cv-01892-WMN) and the Tewas Trust Action was administratively closed.

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

10. INCENTIVE STOCK OPTION PLAN: (Continued)

	Fiscal 2004	Fiscal 2005
Net income, as reported	$24,481	$35,250
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	442	180
Pro forma net income	$24,039	$35,070
Basic net income per common share, as reported	$ 1.47	$ 2.07
Pro forma basic net income per common share	$ 1.44	$ 2.06
Diluted net income per common share, as reported	$ 1.38	$ 1.95
Pro forma diluted net income per common share	$ 1.35	$ 1.94

Options exercised in fiscal 2006 resulted in an increase of $11.4 million in stockholders' equity, consisting of $7.4 million of cash proceeds and $4.0 million of tax benefit, related to compensation deductions for income tax purposes.

The following table summarizes information about stock options outstanding and exercisable as of February 3, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life per Share	Weighted Average Exercise Price per Share	Number Exercisable	Weighted Average Exercise Price per Share
$1.49-$1.76	48	2.84	$ 1.51	48	$ 1.51
$2.17-$2.80	22	2.40	$ 2.41	22	$ 2.41
$4.59	80	5.11	$ 4.59	80	$ 4.59
$6.12	5	5.49	$ 6.12	5	$ 6.12
$9.88	250	6.10	$ 9.88	250	$ 9.88
$16.42-$16.58	100	6.81	$16.43	100	$16.43
$19.55	7	7.49	$19.55	7	$19.55
22.10-$27.60	66	7.92	$24.39	66	$24.39
Total	578	5.90	$11.06	578	$11.06

11. RIGHTS AGREEMENT:

The Company maintains a Rights Agreement in which preferred stock purchase rights ("Rights") were distributed as a dividend at the rate of one Right for each share of the Company's outstanding Common Stock held as of the close of business on September 30, 1997. The number of Rights associated with each share of the Company's Common Stock has been proportionally adjusted in connection with the stock dividends issued by the Company in accordance with the Rights Agreement such that, after giving effect to the Company's 25% stock declared on December 14, 2005, one Right corresponds to every 2.34 shares of the Company's Common Stock held. In addition, the Rights Agreement provides that at the time Rights certificates evidencing the Rights are to be issued, the Company will not be required to issue Rights certificates that evidence fractional Rights. In lieu of such fractional Rights, the Company will pay to the persons to which fractional Rights would otherwise be issuable, an amount in cash equal to the fraction of the market value of a whole Right.

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

8. BENEFIT PLANS: (Continued)

The following table sets forth the plans' benefit obligations, fair value of plan assets, and funded status at December 31, 2005 and 2006:

	Pension Benefits		Postretirement Benefits	
	2005	2006	2005	2006
Accumulated benefit obligation	$ 501	$575	$ 410	$ 407
Fair value of plan assets	536	560	—	—
Funded status	$ 35	$(15)	$(410)	$(407)
Accrued (prepaid) benefit cost recognized in the balance sheets	$(275)	$ 15	$ 547	$ 584

Weighted-average discount rate assumption used to determine benefit obligations as of December 31, 2005 and 2006 (the dates of the latest actuarial calculations) was 6.0% for both years. Weighted-average assumptions used to determine net cost for fiscal 2005 and 2006 included discount rate of 6.0% and return on plan assets assumption of 8.0% for both years.

The Company's overall expected long-term rate of return on assets is 8.0%. Plan assets of the Company's pension benefits as of December 31, 2005 and December 31, 2006 consisted primarily of balanced mutual funds and short-term investment funds.

Pension expense recognized in the Company's statements of income for fiscal 2004, 2005 and 2006 was $46, $55 and $79, respectively. The Company contributed $85 and $0 in fiscal 2005 and fiscal 2006, respectively, to the pension plan. The Company does not expect to be required to contribute significant amounts of cash in fiscal 2007 to the pension plan.

Profit Sharing Plan—The Company maintains a defined contribution 401(k) profit sharing plan for its employees. All non—union and certain union employees are eligible to participate at the beginning of the month after 90 days of service. Employee contributions to the plan are limited based on applicable sections of the Internal Revenue Code. The Company's contribution to the 401(k) plan is discretionary. Amounts expensed by the Company related to the plan were approximately $0.5 million, $0.6 million and $0.6 million for fiscal 2004, 2005, and 2006, respectively.

Deferred Compensation Plan—The Company also maintains a non-qualified deferred compensation plan for certain highly-compensated employees. All assets of the plan are fully subject to the Company's creditors. There were no matching contributions by the Company for fiscal 2004, 2005 and 2006, although contributions were made by certain employees. Included in the Company's Consolidated Balance Sheets are separate amounts of an equal asset and liability of $0.8 million at January 28, 2006 and $1.2 million at February 3, 2007.

9. COMMITMENTS AND CONTINGENCIES:

On July 24, 2006, a lawsuit was filed against the Company and Robert N. Wildrick, the Company's Chief Executive Officer, in the United States District Court for the District of Maryland by Roy T. Lefkoe, Civil Action Number 1:06-cv-01892-WMN (the "Class Action"). On August 3, 2006, a lawsuit substantially similar to the Class Action was filed in the United States District Court for the District of Maryland by Tewas Trust UAD 9/23/86, Civil Action Number 1:06-cv-02011-WMN (the "Tewas Trust Action"). The Tewas Trust Action was filed against the same defendants as those in the Class Action and purported to assert the same claims and seek the same relief. On November 20, 2006, the Class Action and the Tewas Trust Action were consolidated under the Class Action case number (1:06-cv-01892-WMN) and the Tewas Trust Action was administratively closed.

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

9. COMMITMENTS AND CONTINGENCIES: (Continued)

Massachusetts Labor Annuity Fund has been appointed the lead plaintiff in the Class Action and has filed a Consolidated Class Action Complaint. R. Neal Black, the Company's President and David E. Ullman, the Company's Executive Vice President and Chief Financial Officer, have been added as defendants. On behalf of purchasers of the Company's stock between December 5, 2005 and June 7, 2006 (the "Class Period"), the Class Action purports to make claims under Sections 10(b) and 20(a) and Rule 10b-5 of the Securities Exchange Act of 1934, based on the Company's disclosures during the Class Period. The Class Action seeks unspecified damages, costs, and attorneys' fees. The Company has filed a Motion to Dismiss, and intends to defend vigorously, the Class Action.

On August 11, 2006, a lawsuit was filed against the Company's directors and, as nominal defendant, the Company in the United States District Court for the District of Maryland by Glenn Hutton, Civil Action Number 1:06-cv-02095-BEL (the "Hutton Action"). The lawsuit purported to be a shareholder derivative action. The lawsuit purported to make claims for various violations of state law that allegedly occurred from January 5, 2006 through August 11, 2006 (the "Relevant Period"). It sought on behalf of the Company against the directors unspecified damages, costs, and attorneys' fees.

On August 28, 2006, a lawsuit substantially similar to the Hutton Action was filed in the United States District Court for the District of Maryland by Robert Kemp, Civil Action Number 1:06-cv-02232-BEL (the "Kemp Action"). The Kemp Action was filed against the same defendants as those in the Hutton Action and purported to assert substantially the same claims and sought substantially the same relief.

On October 17, 2006, the Hutton Action and the Kemp Action were consolidated under the Hutton Action case number (1:06-cv-02095-BEL) and are now known as In re Jos. A. Bank Clothiers, Inc. Derivative Litigation (the "Derivative Action"). The Amended Shareholder Derivative Complaint in the Derivative Action was filed against the same defendants as those in the Hutton Action, extended the Relevant Period to October 20, 2006 and purports to assert substantially the same claims and seek substantially the same relief. The Company has filed a Motion to Dismiss, and intends to defend vigorously, the Derivative Action.

The resolution of the Class Action and the Derivative Action cannot be accurately predicted and there is no estimate of costs or potential losses, if any. Accordingly, the Company cannot determine whether its insurance coverage would be sufficient to cover such costs or potential losses, if any, and has not recorded any provision for loss associated with these actions. It is possible that the Company's Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows could be materially impacted in a particular fiscal quarter or year by an unfavorable outcome or settlement of these actions.

On September 15, 2005, a lawsuit was filed against the Company in the Superior Court of California, County of Solano, Case No. FCS 026631 (the "McClure Action"), alleging unlawful wage payment and employment practices with regard to a purported class of persons. The essential allegations of the McClure Action were duplicated in a lawsuit filed against the Company on February 21, 2006 in the Superior Court of California, County of San Francisco, Case No. CGC 0649650 (the "Palmtag Action"). The McClure Action and the Palmtag Action were consolidated in the Superior Court of California, County of Solano, as Judicial Council Coordination Proceeding No. 4479 (the "Consolidated Action"). In fiscal 2006, the Company entered into a Stipulation of Settlement to resolve the Consolidated Action On March 1, 2007, the Superior Court of California, County of Solano, issued final approval of the Stipulation of Settlement and dismissed the Consolidated Action with prejudice. The terms of the Stipulation of Settlement did not have a material impact on the Company's consolidated financial statements.

From time to time, other legal matters in which the Company may be named as a defendant arise in the normal course of the Company's business activities. The resolution of these legal matters against the Company cannot be accurately predicted. The Company does not anticipate that the outcome of such matters will have a material adverse effect on the business, net assets or financial position of the Company.

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

9. COMMITMENTS AND CONTINGENCIES: (Continued)

Employment Agreements and Incentive Compensation—The Company has employment agreements with certain of its executives expiring at various points through January 2009, aggregating base compensation of $6.0 million (not including annual adjustments) over the terms. Depending on the circumstances of the termination, the Company has severance obligations to these and certain other executives aggregating up to approximately $4.5 million, not including annual adjustments. These executives are also eligible for additional incentive payments subject to performance standards. In addition, other employees are eligible for incentive payments based on performance, including store managers and regional sales directors, although these payments are not based on employment agreements. The Company expensed approximately $4.8 million, $6.5 million and $6.5 million for incentive compensation for all eligible employees in fiscal 2004, 2005 and 2006, respectively.

Lease Obligations—The Company has numerous noncancelable operating leases for retail stores, distribution center, office and tailoring space and equipment. Certain facility leases provide for annual base minimum rentals plus contingent rentals based on sales. Renewal options are available under the majority of the leases.

Future minimum lease payments, including rent escalations, under noncancelable operating leases for stores and other leased facilities opened and equipment placed in service as of February 3, 2007, were as follows:

Fiscal Year	Amount
2007	$ 44,042
2008	42,457
2009	39,657
2010	37,594
2011	35,713
Thereafter	100,674
Total	$300,137

The minimum rentals above do not include additional payments for percentage rent, insurance, property taxes and maintenance costs that may be due as provided for in the leases.

Total rental expense for operating leases, including contingent rentals, was approximately $25.7 million, $33.2 million and $40.1 million for fiscal 2004, 2005 and 2006, respectively. Contingent rent expense in fiscal 2004, 2005 and 2006, which are based on a percentage of net sales, was approximately $1.5 million, $1.9 million and $1.7 million, respectively.

As of February 3, 2007, the Company has also entered into various lease agreements for stores to be opened and equipment placed in service subsequent to year end. The future minimum lease payments under these agreements were $1.8 million in fiscal 2007, $3.0 million in fiscal 2008, $3.0 million in fiscal 2009, $3.1 million in fiscal 2010, $3.0 million in fiscal 2011 and $19.0 million thereafter.

Inventories—The Company ordinarily places orders for the purchases of inventory at least one to two seasons in advance. Approximately 13% of the total product purchases (including piece goods) in fiscal 2006 were sourced from United States suppliers, and approximately 87% were sourced from suppliers in other countries. In fiscal 2006, approximately 38% of the total product purchases were manufactured in China (including 19% from Hong Kong) and 21% in Mexico. In fiscal 2006, the Company purchased approximately 34% of its finished product through an agent who sources the products from various vendors. No other country represented more than 8% of total product purchases in fiscal 2006. The Company purchases the raw materials for approximately 12% of its finished products, of which five vendors accounted for over 80% of the raw materials purchased directly by the Company in fiscal 2006. The remainder of its finished products are purchased as finished units, with the vendor responsible for the acquisition of the raw materials based on the Company's specifications.

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

9. COMMITMENTS AND CONTINGENCIES: (Continued)

Other—The Company has an agreement with David Leadbetter, a golf professional, which allows the Company to produce golf and other apparel under Leadbetter's name. The agreement expires in January 2011. The minimum annual commitment under this agreement through fiscal 2006 was $0.2 million and represents the amount paid in each of fiscal 2004, 2005 and 2006. Beginning in fiscal 2007 through fiscal 2010 the minimum annual commitment is $0.2 million.

10. INCENTIVE STOCK OPTION PLAN:

Effective January 28, 1994, the Company adopted an Incentive Plan (the "1994 Plan"). The 1994 Plan generally provides for the granting of stock, stock options, stock appreciation rights, restricted shares or any combination of the foregoing to the eligible participants, as defined, for issuance of up to 2,238 shares of common stock in the aggregate, of which all had been granted as of January 29, 2005 ("fiscal 2004"). On September 14, 1999, the Company adopted an Incentive Plan ("the 1999 Plan") which provides for the issuance of up to 1,406 shares of common stock in the aggregate, of which all had been granted as of the end of fiscal 2004. In March 2002, the Company adopted an Incentive Plan (the "2002 Plan" and together with the 1994 Plan and the 1999 Plan, the "Plans") which provides for issuance of up to 937 shares of common stock in the aggregate, of which all had been granted as of January 28, 2006. The exercise price of an option granted under both the 1994 Plan and the 2002 Plan may not be less than the fair market value of the underlying shares of Common Stock on the date of grant, and employee options generally expire at the earlier of termination of employment or ten years from the date of grant. All options covered under the 1994 Plan, 1999 Plan and the 2002 Plan were fully vested as of January 28, 2006.

The aggregate number of shares of Common Stock as to which awards may be granted under any of the Plans, the number of shares of Common Stock covered by each outstanding award under the Plans and the price per share of Common Stock in each outstanding award, are to be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a subdivision or consolidation of shares or other capital adjustment, or the payment of a stock dividend or other increase or decrease in such shares, effected without receipt of consideration by the Company, or other change in corporate or capital structure; provided, however, that any fractional shares resulting from any such adjustment are to be eliminated.

Changes in options outstanding were as follows:

	Fiscal 2004		Fiscal 2005		Fiscal 2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,075	$ 7.18	1,758	$ 8.22	1,334	$10.34
Granted	36	$21.62	36	$24.39	—	$ —
Exercised	(346)	$ 2.90	(460)	$ 3.48	(756)	$ 9.79
Canceled	(7)	$ 9.88	—	$ —	—	$ —
Outstanding at end of year	1,758	$ 8.22	1,334	$10.34	578	$11.06

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumption used for grants in fiscal 2004 and 2005:

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

10. INCENTIVE STOCK OPTION PLAN: (Continued)

	Fiscal 2004	Fiscal 2005
Risk free interest rate	2.9-3.2%	3.88%
Expected volatility	49-50%	34%
Expected life	3 to 7 years	3 years
Contractual life	1 to 10 years	1 to 10 years
Expected dividend yield	0%	0%
Fair value of options granted	$ 7.85	$ 7.24
Options granted	36	36
Weighted average exercise price	$21.62	$26.29

In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment* ("SFAS 123R"), which revises SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as amended by SFAS No. 148, *Accounting for Stock Based Compensation-Transition and Disclosure* ("SFAS 148"). SFAS 123R supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and requires all stock-based compensation to be recognized as an expense in the financial statements and that such costs be measured according to the fair value of the award. SFAS 123R became effective for the Company at the beginning of the fiscal 2006, and the Company accounts for the effects of SFAS 123R under the modified prospective application. All stock options were fully vested prior to fiscal 2006. Therefore, adoption of the provisions of SFAS 123R did not have an impact on the Company's accompanying condensed consolidated balance sheet and statement of income, at and for the fiscal year ended February 3, 2007. While there are currently no unvested options, the Company will continue to use the Black-Scholes option valuation model for future stock options granted, if any.

SFAS 123R changes the presentation of realized excess tax benefits associated with the exercise of stock options in the statements of cash flows. Excess tax benefits are realized tax benefits from tax deductions for the exercise of stock options in excess of the deferred tax asset attributable to stock compensation expense for such options. Prior to the adoption of SFAS 123R, such realized tax benefits were required to be presented as operating cash flows. SFAS 123R requires such realized tax benefits to be presented as part of cash flows from financing activities. For fiscal 2004, 2005 and 2006, tax benefits realized from stock option exercises totaled $2,256, $2,694 and $3,947, respectively.

Prior to fiscal 2006, the Company accounted for grants of stock rights in accordance with APB 25 and provided pro forma effects of SFAS 123 in accordance with SFAS 148. To account for its fixed-plan stock options, the Company applied the intrinsic-value-based method of accounting prescribed by APB 25, and related interpretations including Financial Accounting Standards Board Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation*, issued in March 2000. Under this method, compensation expense was recorded on the measurement date only if the then-current market price of the underlying stock exceeds the exercise price. Historically, the Company issued substantially all options at or above the market price on the measurement date. There was no stock-based compensation expense recognized in the Condensed Consolidated Statements of Income for fiscal 2004, 2005 and 2006. SFAS 123, as amended by SFAS 148, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123 prior to adoption of SFAS 123R, the Company elected to apply the intrinsic-value-based method of accounting described above, and adopted only the disclosure requirements of SFAS 123 as amended by SFAS 148. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in fiscal 2004 and 2005 and compensation expense had been recorded:

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

10. INCENTIVE STOCK OPTION PLAN: (Continued)

	Fiscal 2004	Fiscal 2005
Net income, as reported	$24,481	$35,250
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	442	180
Pro forma net income	$24,039	$35,070
Basic net income per common share, as reported	$ 1.47	$ 2.07
Pro forma basic net income per common share	$ 1.44	$ 2.06
Diluted net income per common share, as reported	$ 1.38	$ 1.95
Pro forma diluted net income per common share	$ 1.35	$ 1.94

Options exercised in fiscal 2006 resulted in an increase of $11.4 million in stockholders' equity, consisting of $7.4 million of cash proceeds and $4.0 million of tax benefit, related to compensation deductions for income tax purposes.

The following table summarizes information about stock options outstanding and exercisable as of February 3, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life per Share	Weighted Average Exercise Price per Share	Number Exercisable	Weighted Average Exercise Price per Share
$1.49-$1.76	48	2.84	$ 1.51	48	$ 1.51
$2.17-$2.80	22	2.40	$ 2.41	22	$ 2.41
$4.59	80	5.11	$ 4.59	80	$ 4.59
$6.12	5	5.49	$ 6.12	5	$ 6.12
$9.88	250	6.10	$ 9.88	250	$ 9.88
$16.42-$16.58	100	6.81	$16.43	100	$16.43
$19.55	7	7.49	$19.55	7	$19.55
22.10-$27.60	66	7.92	$24.39	66	$24.39
Total	578	5.90	$11.06	578	$11.06

11. RIGHTS AGREEMENT:

The Company maintains a Rights Agreement in which preferred stock purchase rights ("Rights") were distributed as a dividend at the rate of one Right for each share of the Company's outstanding Common Stock held as of the close of business on September 30, 1997. The number of Rights associated with each share of the Company's Common Stock has been proportionally adjusted in connection with the stock dividends issued by the Company in accordance with the Rights Agreement such that, after giving effect to the Company's 25% stock declared on December 14, 2005, one Right corresponds to every 2.34 shares of the Company's Common Stock held. In addition, the Rights Agreement provides that at the time Rights certificates evidencing the Rights are to be issued, the Company will not be required to issue Rights certificates that evidence fractional Rights. In lieu of such fractional Rights, the Company will pay to the persons to which fractional Rights would otherwise be issuable, an amount in cash equal to the fraction of the market value of a whole Right.

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

11. RIGHTS AGREEMENT: (Continued)

Each Right will entitle stockholders to buy one 1/100th of a share of the newly designated Series A Preferred Stock of Jos. A. Bank at an exercise price of $40. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the Company's outstanding Common Stock (without the approval of the board of directors) or commences a tender or exchange offer upon consummation of which a person or group would beneficially own 20 percent or more of the Company's outstanding Common Stock.

If any person becomes the beneficial owner of 20 percent or more of the Company's outstanding common stock (without the approval of the board of directors), or if a holder of 20 percent or more of the Company's Common Stock engaged in certain self-dealing transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, units of the Company's Series A Preferred Stock (or, in certain circumstances, Common Stock, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price of the Rights. In addition, if the Company is involved in a merger or other business combination transaction with another person after which its Common Stock does not remain outstanding, or sells 50 percent or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock of such other person having a market value equal to twice the then-current exercise price of the Rights. The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until the tenth business day following the public announcement that a person or group has acquired 20 percent or more of the Company's Common Stock.

12. SEGMENT REPORTING:

The Company has two reportable segments: Stores and Direct Marketing. The Stores segment includes all Company-owned stores excluding factory stores. The Direct Marketing segment includes catalog and Internet. While each segment offers a similar mix of men's clothing to the retail customer, the Stores segment also provides complete alterations, while the Direct Marketing segment provides certain limited alterations.

The accounting policies of the segments are the same as those described in the summary of significant policies. The Company evaluates performance of the segments based on "four wall" contribution, which excludes any allocation of "management company" costs, distribution center costs (except order fulfillment costs which are allocated to Direct Marketing), interest and income taxes.

The Company's segments are strategic business units that offer similar products to the retail customer by two distinctively different methods. In the Stores segment, the typical customer travels to the store and purchases men's clothing and/or alterations and takes their purchases with them. The Direct Marketing customer receives a catalog in his or her home and/or office and/or visits our web page via the Internet and either calls, mails, faxes or places an online order. The merchandise is then shipped to the customer.

(Amounts in Thousands, Except Per Share Amounts or as Otherwise Noted)

12. SEGMENT REPORTING: (Continued)

Segment data is presented in the following table:

Fiscal 2004	Stores	Direct Marketing	Other	Total
Net sales(a)	$325,304	$36,513	$ 10,683	$372,500
Depreciation and amortization	8,720	69	1,709	10,498
Operating income(b)	70,299	11,492	(39,738	42,053
Interest expense, net	—	—	1,696	1,696
Total assets(c)	198,641	17,147	17,516	233,304
Capital expenditures(d)	25,056	18	4,865	29,939

Fiscal 2005	Stores	Direct Marketing	Other	Total
Net sales(a)	$408,452	$44,453	$ 11,728	$464,633
Depreciation and amortization	10,777	70	2,173	13,020
Operating income(b)	94,694	15,815	(48,714	61,795
Interest expense, net	—	—	1,794	1,794
Total assets(c)	257,499	30,982	16,351	304,832
Capital expenditures(d)	29,238	44	2,295	31,577

Fiscal 2006	Stores	Direct Marketing	Other	Total
Net sales(a)	$478,234	$56,244	$ 11,907	$546,385
Depreciation and amortization	13,363	77	2,369	15,809
Operating income(b)	105,151	21,835	(53,891)	73,095
Interest expense, net	—	—	938	938
Total assets(c)	323,679	28,500	16,213	368,392
Capital expenditures(d)	29,021	41	2,079	31,141

(a) Direct Marketing net sales represent catalog and Internet sales. Net sales from other operating segments below the quantitative thresholds are attributable primarily to three operating segments of the Company. Those segments are factory stores, sales to franchisees' franchise stores and regional tailor shops. None of these segments have ever met any of the quantitative thresholds for determining reportable segments and are included in "Other."

(b) Operating income for the Stores and Direct Marketing segments represents profit before allocations of overhead from the corporate office and the distribution center (which are included in the "Other" segment), interest and income taxes. Total operating income represents profit before interest and income taxes.

(c) Identifiable assets include cash and cash equivalents, accounts receivable, inventories, prepaid expenses and other current assets and property, plant and equipment residing in or related to the reportable segment. Assets included in "Other" are primarily cash and cash equivalents, property, plant and equipment associated with the corporate office and distribution center, deferred tax assets, and inventories, which have not been assigned to one of the reportable segments.

(d) Capital expenditures include purchases of property, plant and equipment made for the reportable segment.

13. QUARTERLY FINANCIAL INFORMATION (Unaudited):

Summarized quarterly financial information in fiscal 2005 and 2006 as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except per share amounts)				
Fiscal 2005					
Net sales	$ 96,575	$ 98,588	$105,639	$163,831	$464,633
Gross profit	60,613	61,178	63,472	102,364	287,627
Operating income	11,782	9,397	8,546	32,070	61,795
Net income	6,737	5,339	4,652	18,522	35,250
Diluted income per common share	$0.38	$0.30	$0.26	$1.02	$1.95
Fiscal 2006					
Net sales	$113,665	$119,098	$119,511	$194,111	$546,385
Gross profit	69,751	74,299	72,454	121,934	338,438
Operating income	10,435	12,299	9,059	41,302	73,095
Net income	5,861	6,973	5,508	24,880	43,222
Diluted income per common share	$ 0.32	$ 0.38	$ 0.30	$ 1.36	$ 2.36

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2007

JOS. A. BANK CLOTHIERS, INC.
(registrant)

By: /s/ ROBERT N. WILDRICK
ROBERT N. WILDRICK
CHIEF EXECUTIVE OFFICER AND PRESIDENT

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ ROBERT N. WILDRICK	Director, Chief Executive Officer and President (Principal Executive Officer)	April 16, 2007
/s/ DAVID E. ULLMAN	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 16, 2007
/s/ ANDREW A. GIORDANO	Director, Chairman of the Board	April 16, 2007
/s/ GARY S. GLADSTEIN	Director	April 16, 2007
/s/ WILLIAM E. HERRON	Director	April 16, 2007
/s/ DAVID A. PREISER	Director	April 16, 2007
/s/ SIDNEY H. RITMAN	Director	April 16, 2007

Exhibits Index

3.1 — Certificate of Amendment of the Restated Certificate of Incorporation of the Company and the Restated Certificate of Incorporation of the Company.*(26)

3.2 — Amended and Restated By-Laws of the Company as of April 15, 2003.*(15)

4.1 — Form of Common Stock certificate.*(1)

4.2 — Rights Agreement, dated as of September 19, 1997, including Exhibit C thereto (the Certificate of Designation governing the Company's Series A Preferred Stock).*(4)

10.1 — 1994 Incentive Plan.*(1)†

10.1(a) — Amendments, dated as of October 6, 1997, to Incentive Plan.*(5)†

10.2 — Amended and Restated Credit Agreement, dated as of January 6, 2004, by and among the Company, certain Lenders which are signatories thereto and Wells Fargo Retail Finance II, LLC, as agent for such Lenders.*(17)

10.2(a) — Second Amendment to Amended and Restated Credit Agreement, dated as of January 6, 2004, by and among the Company, certain Lenders which are signatories thereto and Wells Fargo Retail Finance II, LLC, as agent for such Lenders.*(24)

10.3 — Amended and Restated Employment Agreement, dated as of May 15, 2002, between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(12)†

10.3(a) — First Amendment, dated April 30, 2003, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(15)†

10.3(b) — Second Amendment, dated as of April 4, 2005, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(20)†

10.3(c) — Third Amendment, dated as of April 5, 2006, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(22)†

10.3(d) — Fourth Amendment, dated as of April 13, 2007, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(27)†

10.4 — Jos. A. Bank Clothiers, Inc. Nonqualified Deferred Compensation Trust Agreement, dated January 20, 2004.*(21)†

10.5 — Employment Agreement, dated as of September 19, 1997, between Gary W. Cejka and Jos. A. Bank Clothiers, Inc.*(5)†

10.6 — Amended and Restated Employment Agreement, dated May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(12)†

10.6(a) — First Amendment, dated as of April 30, 2003, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(15)†

10.6(b) — Second Amendment, dated as of April 4, 2005, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(21)†

10.6(c) — Third Amendment, dated as of April 5, 2006, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(22)†

10.6(d) — Fourth Amendment, dated as of April 13, 2007, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(27)†

10.7 — Employment Agreement, dated as of November 1, 1999, between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(7)†

10.7(a) — First Amendment, dated as of March 6, 2000, to Employment Agreement, dated as of November 1, 1999, by and between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(8)†

10.7(b) — Second Amendment, dated as of May 25, 2001, to Employment Agreement, dated as of November 1, 1999, by and between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(10)†

10.7(c) — Third Amendment, dated as of October 2, 2003, to Employment Agreement, dated as of November 1, 1999, by and between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(16)†

10.8 — Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(7)†

10.8(a) — First Amendment, dated as of January 1, 2000, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(9)†

10.8(b) — Second Amendment, dated as of March 16, 2001, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(9)†

10.8(c) — Third Amendment, dated as of April 15, 2002, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(11)†

10.8(d) — Fourth Amendment, dated as of May 28, 2002, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(12)†

10.8(e) — Fifth Amendment, dated as of April 30, 2003, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(15)†

10.8(f) — Sixth Amendment, dated as of April 4, 2005, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(20)†

10.8(g) — Seventh Amendment, dated as of April 5, 2006, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(22)†

10.8(h) — Eighth Amendment, dated as of April 13, 2007, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(27)†

10.9 — Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(8)†

10.9(a) — First Amendment, dated as of March 16, 2001, to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(9)†

10.9(b) — Second Amendment, dated as of April 15, 2002, to Employment Agreement, dated as of December 21, 1999, by and between Neal Black and Jos. A. Bank Clothiers, Inc.*(11)†

10.9(c) — Third Amendment, dated as of May 29, 2002, to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(12)†

10.9(d) — Fourth Amendment, dated as of April 30, 2003, to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(15)†

10.9(e) — Fifth Amendment, dated as of April 4, 2005 to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(20)†

10.9(f) — Sixth Amendment, dated as of April 5, 2006 to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(22)†

10.9(g) — Seventh Amendment, dated as of April 13, 2007 to Employment Agreement, dated as of December 21, 1999, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(27)†

10.10 — Employment offer letter, dated November 20, 2000, from Jos. A. Bank Clothiers, Inc. to Jerry DeBoer.*(9)†

10.10(a)— Written description of 2007 base salary for Jerry DeBoer.*(27)†

10.11 — Employment offer letter, dated September 18, 2000, from Jos. A. Bank Clothiers, Inc. to Gary Merry.*(12)†

10.12 — 2002 Long-Term Incentive Plan.*(14)†

10.13 — Form of stock option agreement under the 2002 Long-Term Incentive Plan.*(20)†

10.14 — Collective Bargaining Agreement, dated March 1, 2006, by and between Joseph A. Bank Mfg. Co., Inc. and UNITE HERE MID-ATLANTIC REGIONAL JOINT BOARD.*(25)†

10.15 — Description of compensation bonus plans applicable to named executive officers.*(27)†

21.1 — Company subsidiaries.*(21)

23.1 — Consent of Deloitte & Touche LLP.*(27)

31.1 — Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*(27)

31.2 — Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*(27)

32.1 — Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*(27)

32.2 — Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*(27)

---

*(1) — Incorporated by reference to the Company's Registration Statement on Form S-1 filed May 3, 1994.

*(2) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 3, 1996.

*(3) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 1, 1997.

*(4) — Incorporated by reference to the Company's Form 8-K dated September 22, 1997.

*(5) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 1998.

*(6) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 30, 1999.

*(7) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended October 30, 1999.

*(8) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 29, 2000.

*(9) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 3, 2001.

*(10) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2001.

*(11) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 2, 2002.

*(12) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 4, 2002.

*(13) — Incorporated by reference to the Company's Current Report on Form 8-K, dated May 8, 2002.

*(14) — Incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14(A) filed May 20, 2002.

*(15) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 1, 2003.

*(16) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended November 1, 2003

*(17) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 2004.

*(18) — Incorporated by reference to the Company's Current Report on Form 8-K, dated April 20, 2004.

*(19) — Incorporated by reference to the Company's Current Report on Form 8-K, dated May 14, 2004.

*(20) — Incorporated by reference to the Company's Current Report on Form 8-K, dated April 7, 2005.

*(21) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 29, 2005.

*(22) — Incorporated by reference to the Company's Current Report on Form 8-K, dated April 6, 2006.

*(23) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 28, 2006.

*(24) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 2006.

*(25) — Incorporated by reference to the Company's Current Report on Form 8-K, dated May 4, 2006.

*(26) — Incorporated by reference to Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2006.

*(27) — Filed herewith.

† — Exhibit represents a management contract or compensatory plan or arrangement.

JOS. A. BANK CLOTHIERS, INC.
500 Hanover Pike
Hampstead, Maryland 21074

Dear Stockholder:

You are cordially invited to attend the 2007 Annual Meeting of Stockholders of Jos. A. Bank Clothiers, Inc., which will be held at the Company's corporate offices, 500 Hanover Pike, Hampstead, Maryland, commencing at 10:00 a.m., local time, on Friday, June 22, 2007.

The following pages contain the formal notice of the Annual Meeting and the related Proxy Statement. The Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007 is enclosed with these materials.

Issues to be considered and voted on at the Annual Meeting are set forth in the Proxy Statement. You are encouraged to carefully review the Proxy Statement and attend the Annual Meeting in person. Whether or not you plan to attend the Annual Meeting, I hope you will vote as soon as possible by promptly signing, dating and returning the enclosed proxy card in the accompanying reply envelope. If you attend the Annual Meeting and wish to change your proxy vote, you may do so automatically by voting in person at the Annual Meeting.

I look forward to meeting you on June 22nd and discussing with you the business of your company.

Sincerely,

Robert N. Wildrick,
Chief Executive Officer and Executive Chairman

May 22, 2007

JOS. A. BANK CLOTHIERS, INC.
500 Hanover Pike
Hampstead, Maryland 21074

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD JUNE 22, 2007

Time and Date — 10:00 a.m., local time, on June 22, 2007

Place — Our corporate offices, 500 Hanover Pike, Hampstead, Maryland

Items of Business

(1) To elect two directors for terms expiring at our 2010 Annual Meeting of Stockholders, or at such later time as their respective successors have been duly elected and qualified;

(2) To ratify the appointment of our registered public accounting firm for the fiscal year ending February 2, 2008; and

(3) To consider such other business as may properly come before the Annual Meeting.

Adjournments and Postponements — Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Record Date — You are entitled to vote only if you were a Jos. A. Bank stockholder as of the close of business on May 8, 2007.

Meeting Admission — You are entitled to attend the Annual Meeting only if you were a Jos. A. Bank stockholder as of the close of business on the Record Date or hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance.

If you are not a stockholder of record but hold shares through a broker, trustee or other nominee (i.e., in street name), you should be prepared to provide proof of beneficial ownership as of the Record Date, such as your most recent account statement dated prior to the Record Date, a copy of the voting instruction card provided by your broker, trustee or other nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the Annual Meeting.

Voting — **Your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read this Proxy Statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy or voting instructions for the Annual Meeting by completing, signing, dating and returning your proxy or voting instruction card in the pre-addressed envelope provided. For specific instructions on how to vote your shares, please refer to the "Questions and Answers" section of the Proxy Statement beginning on page 1 thereof and to the instructions on the proxy or voting instruction card.**

May 22, 2007

By order of the Board of Directors,

Charles D. Frazer, Secretary

JOS. A. BANK CLOTHIERS, INC.

PROXY STATEMENT FOR THE
ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 22, 2007

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: Why am I receiving these materials?

A: The Board of Directors (the "Board") of Jos. A. Bank Clothiers, Inc., a Delaware corporation ("Jos. A. Bank," the "Company," or "we"), is providing these proxy materials to you in connection with the Board's solicitation of proxies for our 2007 Annual Meeting of Stockholders (the "Annual Meeting"), which will take place on June 22, 2007. As a stockholder, you are invited to attend the Annual Meeting and are entitled and requested to vote on the items of business described in this Proxy Statement. This Proxy Statement and accompanying proxy card are being mailed on or about May 22, 2007 to all stockholders entitled to vote at the Annual Meeting.

Q: What information is contained in this Proxy Statement?

A: The information included in this Proxy Statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of directors and most highly paid executive officers and certain other required information.

Q: Has the information contained in this Proxy Statement been adjusted to reflect the stock dividends previously distributed by the Company?

A: The Company has previously distributed three stock dividends: a 50% stock dividend, with a record date of January 30, 2004 and a distribution date of February 18, 2004; a 25% stock dividend, with a record date of July 30, 2004 and a distribution date of August 18, 2004; and a 25% stock dividend, with a record date of January 27, 2006 and a distribution date of February 15, 2006. The three stock dividends are herein collectively referred to as the "Stock Dividends." Except where specifically stated otherwise, all references to shares, earnings per share, options, exercise prices, market prices or values and similar information which may be affected by a stock dividend have been adjusted to reflect the Stock Dividends.

Q: How may I obtain Jos. A. Bank's Annual Report on Form 10-K for the year ended February 3, 2007?

A: We have enclosed with this Proxy Statement a copy of our Annual Report on Form 10-K for the fiscal year ended February 3, 2007 ("Fiscal 2006"). We filed our Annual Report on Form 10-K with the Securities and Exchange Commission on April 17, 2007. Our Annual Report on Form 10-K and our other filings with the Securities and Exchange Commission can be accessed through our website at www.josbank.com.

Q: What items of business will be voted on at the Annual Meeting?

A: The items of business scheduled to be voted on at the Annual Meeting are:

- The election of two directors for terms expiring at our 2010 Annual Meeting of Stockholders, or at such later time as their respective successors have been duly elected and qualified; and

- The ratification of the appointment of our registered public accounting firm for the fiscal year ending February 2, 2008 ("Fiscal 2007").

We will also consider other business that properly comes before the Annual Meeting.

Q: How does the Board recommend that I vote?

A: Our Board recommends that you vote your shares "FOR" the nominees to the Board; and "FOR" the ratification of the appointment of our registered public accounting firm for Fiscal 2007.

Q: What shares can I vote?

A: Each share of our common stock issued and outstanding as of the close of business on May 8, 2007 (the "Record Date") is entitled to one vote on each of the matters to be voted upon at the Annual Meeting.

You may vote all shares owned by you as of the Record Date, including (1) shares held directly in your name as the stockholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee (collectively, a "Broker").

On the Record Date we had approximately 18,082,386 shares of common stock issued and outstanding.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most of our stockholders hold their shares through a Broker rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

Stockholder of Record

You are the stockholder of record of any of your shares registered directly in your name with our transfer agent, Continental Stock Transfer and Trust Company. With respect to such shares, these proxy materials are being sent to you by Jos. A. Bank. As the stockholder of record, you have the right to grant your voting proxy directly to our designees, Robert N. Wildrick and Charles D. Frazer, or to vote in person at the Annual Meeting. We have enclosed or sent a proxy card for you to use.

Beneficial Owner

You are the beneficial owner of any of your shares held by a Broker. With respect to such shares, these proxy materials, together with a voting instruction card, are being forwarded to you by your Broker. As the beneficial owner, you have the right to direct your Broker how to vote and you are also invited to attend the Annual Meeting.

Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" or other evidence of your beneficial ownership from your Broker giving you the right to vote the shares at the Annual Meeting. Your Broker has enclosed or provided voting instructions for you to use in directing your Broker how to vote your shares.

Q: How can I attend the Annual Meeting?

A: You are entitled to attend the Annual Meeting only if you were a Jos. A. Bank stockholder as of the close of business on the Record Date or if you hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance. A list of stockholders eligible to vote at the Annual Meeting will be available for inspection at the Annual Meeting and for a period of ten days prior to the

Annual Meeting during regular business hours at our principal executive offices, which are located at 500 Hanover Pike, Hampstead, Maryland 21074.

If you are not a stockholder of record but hold your shares through a Broker (i.e., in street name), you should provide proof of beneficial ownership on the Record Date, such as a legal proxy, your most recent account statement dated prior to the Record Date, a copy of the voting instruction card provided by your Broker or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the Annual Meeting.

The Annual Meeting will begin promptly at 10:00 a.m., local time. Check-in will begin one-half hour prior to the meeting. Please allow ample time for the check-in procedures.

Q: May I vote my shares in person at the Annual Meeting?

A: Shares held in your name as the stockholder of record may be voted in person at the Annual Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy or other evidence of beneficial ownership from your Broker giving you the right to vote the shares. *Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.*

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your Broker. For directions on how to vote, please refer to the instructions below and those included on your proxy card or, for shares held beneficially in street name, the voting instruction card provided by your Broker.

Stockholders of record may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. Stockholders who hold shares beneficially in street name may vote by mail by completing, signing and dating the voting instruction cards provided and mailing them in the accompanying pre-addressed envelopes.

Q: Can I change my vote?

A: Yes. You may change your vote at any time prior to the vote at the Annual Meeting. If you are the stockholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary prior to your shares being voted, or by attending the Annual Meeting and voting in person. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your Broker, or, if you have obtained a legal proxy or other evidence of beneficial ownership from your Broker giving you the right to vote your shares, by attending the Annual Meeting and voting in person. Without taking one of the actions described above, attendance at the annual meeting will not cause your previously granted proxy or voting instructions to be revoked.

Q: Who can help answer my questions?

A: If you have any questions about the Annual Meeting or how to vote or revoke your proxy or if you need additional copies of this Proxy Statement or voting materials, please contact our Investor Relations Department at (410) 239-5900.

Q: Is my vote confidential?

A. Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Jos. A. Bank or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: In order to hold and transact business at the Annual Meeting, a majority of outstanding shares of Jos. A. Bank common stock entitled to vote must be present in person or represented by proxy. Both abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum.

Q: How are votes counted?

A: In the election of the directors, you may vote "FOR" the nominees or you may "WITHHOLD AUTHORITY" with respect to either or both of the nominees.

For other items of business, you may vote "FOR," "AGAINST" or "ABSTAIN." If you "ABSTAIN," the abstention has the same effect as a vote "AGAINST."

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (in the case of this Annual Meeting, "FOR" our nominees to the Board; "FOR" the ratification of the selection of our registered public accounting firm; and in the discretion of the proxy holders on any other matters that properly come before this Annual Meeting).

Q: What is the voting requirement to approve each of the proposals?

A: The affirmative vote of a plurality of the shares of common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to elect each director. In the election of the directors, the two persons receiving the highest number of "FOR" votes at the Annual Meeting will be elected. A properly executed proxy marked "WITHHOLD AUTHORITY" with respect to the election of either director will not be voted with respect to that director, although it will be counted for purposes of determining whether there is a quorum.

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the selection of our registered public accounting firm.

If you hold shares beneficially in street name and do not provide your Broker with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a Broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of the proposal to elect two directors or the proposal to ratify the selection of our registered public accounting firm, assuming that a quorum is obtained.

Q: What happens if additional matters are presented at the Annual Meeting?

A: We are not aware of any business to be acted upon at the Annual Meeting other than the two items of business described in this Proxy Statement. If you grant a proxy, the persons named as proxy holders, Robert N. Wildrick and Charles D. Frazer, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If for any unforeseen reason either or both of our director nominees are unavailable to stand for election, the proxy holders will vote your proxy for such other candidate(s) as may be nominated by our Nominating and Governance Committee.

Q: Who will serve as inspector of elections?

A: The inspector of elections will be a representative of Jos. A. Bank.

Q: What should I do if I receive more than one set of voting materials?

A: You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q: How may I obtain a separate set of voting materials?

A: Securities and Exchange Commission rules permit companies and intermediaries such as Brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Some Brokers household proxy materials and annual reports, delivering a single proxy statement and annual report to multiple stockholders sharing an address, although each stockholder will receive a separate proxy card. Once you have received notice from your Broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your Broker. If you would like to receive a separate copy of this year's Proxy Statement or Annual Report on Form 10-K, please visit our website, www.josbank.com (click "Investor Relations" and then click "Information Request"). You may also contact our Investor Relations Department at 500 Hanover Pike, Hampstead, Maryland 21074, telephone: (410) 239-5900 and we will promptly deliver the Proxy Statement or Annual Report on Form 10-K upon your request.

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: Jos. A. Bank is making this solicitation and will pay the entire cost of preparing, printing, assembling, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to stockholders.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and publish final results in our Quarterly Report on Form 10-Q for the quarter ending August 4, 2007.

Q: What is the deadline for submitting proposals for inclusion in Jos. A. Bank's proxy statement for the 2008 Annual Meeting of Stockholders?

A: Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), stockholders may present proper proposals for inclusion in our Proxy Statement relating to, and for consideration at, the 2008 Annual Meeting of Stockholders by submitting their proposals to us in a timely manner. Such proposals will be so included if received at our principal executive offices not later than January 22, 2008 and if they otherwise comply with the requirements of Rule 14a-8.

Q: What is the deadline to propose actions for consideration at next year's Annual Meeting of Stockholders or to nominate individuals to serve as directors?

A: You may submit proposals, including director nominations, for consideration at future stockholder meetings.

Notice Deadlines

In order for a stockholder proposal, including director nominations, to be considered at an Annual Meeting of Stockholders, a timely notice to the Secretary of such proposal and/or nominations must be delivered to or mailed and received at our principal executive offices no later than the date which is 120 calendar days prior to the anniversary date of the previous Annual Meeting of Stockholders, which date for the 2008 Annual Meeting of Stockholders will be February 22, 2008. In the event that the date of the Annual Meeting of Stockholders is advanced by more than 60 days or delayed by more than 90 days from such anniversary, notice by the stockholder to be timely must be so received not earlier than the one hundred twentieth day prior to such Annual Meeting of Stockholders and not later than the close of business on the later of (1) the sixtieth day prior to such Annual Meeting of Stockholders or (2) the tenth day following the date on which notice of the date of the Annual Meeting of Stockholders was mailed or public disclosure thereof was made, whichever first occurs.

Stockholders' Proposals

As to each matter of business a stockholder proposes to bring before the Annual Meeting of Stockholders, the timely notice shall set forth the following:

- a brief description of the business desired to be brought before the Annual Meeting of Stockholders and the reasons for conducting such business at the Annual Meeting of Stockholders;
- the name and address, as they appear on our books, of the stockholder proposing such business;
- the number of shares of our common stock which are beneficially owned by the stockholder;
- any material interest of the stockholder in such business; and
- any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act, in his capacity as a proponent of a stockholder proposal.

Nomination of Director Candidates

To be considered at an Annual Meeting of Stockholders, nominations of persons for election to our Board must be properly brought before an Annual Meeting of Stockholders in accordance with the provisions of our Amended and Restated Bylaws. For a stockholder to properly bring nominations before an Annual Meeting of Stockholders, the stockholder must have given timely notice thereof in writing to our Secretary.

In the case of nominations, the notice shall set forth as to each person whom the stockholder proposes to nominate for election or re-election as a director the following:

- the name, age, business address and residence address of the nominee;
- the principal occupation or employment of the nominee;
- the number of shares of our common stock that are beneficially owned by the nominee;
- a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming each person or persons) pursuant to which the nominations are to be made by the stockholder; and
- any other information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected).

In addition, each stockholder making such nominations, must provide, as to such stockholder:

- the stockholder's name and address as they appear on our books;
- the number of shares of our common stock which are beneficially owned; and
- any material arrangement or relationship with each nominee.

Copy of Amended and Restated Bylaw Provisions

You may contact the Secretary of Jos. A. Bank at our principal executive offices for a copy of the relevant provisions of our Amended and Restated Bylaws regarding the requirements for making stockholder proposals and nominating director candidates.

PROPOSAL ONE: ELECTION OF DIRECTORS

The Board consists of six members and is divided into three classes. Each class holds office for a term of three years. This year's nominees for director, Gary S. Gladstein and Sidney H. Ritman (individually, a "Director Nominee" and together, the "Director Nominees"), were nominated by the Nominating and Governance Committee of the Board (the "Nominating and Governance Committee"). Each Director Nominee was nominated for re-election to the Board for a term of three years expiring at the 2010 Annual Meeting of Stockholders or at such later time as his successor is duly elected and qualified.

The Director Nominees are currently directors of the Company. If either or both of the Director Nominees should become unavailable for election at the time of the Annual Meeting, the shares represented by the proxies solicited for the Annual Meeting will be voted for such substitute nominee(s) as may be determined by the Nominating and Governance Committee. The Board has no reason to expect that either Director Nominee will not be a candidate for director at the Annual Meeting. In the election of directors, you may vote "FOR" the Director Nominees or you may "WITHHOLD AUTHORITY" with respect to either or both of the Director Nominees. Unless a stockholder withholds authority on the proxy card with respect to either or both of the Director Nominees, the shares represented by the accompanying proxy will be voted "FOR" the election of the Director Nominees.

The election of a director requires the affirmative vote of a plurality of the shares of common stock present or represented and entitled to vote at the Annual Meeting.

Certain information concerning the Director Nominees and those directors whose terms of office will continue following the Annual Meeting is set forth below.

Recommendation of the Board of Directors

The Board of Directors recommends that the stockholders vote FOR the election of Mr. Gladstein and Mr. Ritman.

Nominees Standing for Election for Terms Expiring in 2010

Gary S. Gladstein has served as one of our directors since 1990. Mr. Gladstein is an independent investor and has been a Senior Consultant to Soros Fund Management LLC, an investment advisory firm, since January 2000. From 1989 to December 1999, he was a Managing Director and the Chief Operating Officer of Soros Fund Management LLC. Mr. Gladstein is a Director of Mueller Industries, Inc. (NYSE: MLI), IRSA Inversiones y Representaciones S.A. (NYSE: IRS), and Cresud Sociaedad Anonima Comercial, Inmobiliaria, Financiera Y Agropecuaria (NASD: CRESY). Mr. Gladstein is a director of several private companies and not-for-profit organizations including the University of Connecticut Foundation, The Samuel Waxman Cancer Research Foundation at Mt. Sinai Hospital, The Abraham Fund Initiatives, BBYO and the National Sleep Research Foundation.

Sidney H. Ritman has served as one of our directors since July 2005. In March 1999, Mr. Ritman founded, and has since been the owner and operator of, Toni Industries, Inc., an importer of women's clothing under the Giorgio San Angelo and other brand labels. Mr. Ritman has an extensive background in international sourcing for U.S. and European apparel retailers, including fifteen years in residence in Hong Kong as the Managing Director of Armstrong Industries, Ltd., a sourcing agent which had offices in seven countries. In 1987, Mr. Ritman organized the sale of Armstrong to Colby-Stanton International, a Hong Kong-based sourcing company, for which Mr. Ritman served as a consultant and director until 1997. Mr. Ritman is a former trustee of Rollins College, Winter Park, Florida and The Brunswick School, Greenwich, Connecticut. Mr. Ritman is a former United States Marine Corps officer, having served on active duty and in the Marine Forces Reserve for nine years.

Directors Whose Terms Expire in 2008

David A. Preiser has served as one of our directors since 1990. Mr. Preiser is a Senior Managing Director of Houlihan Lokey Howard & Zukin, Inc. ("Houlihan Lokey") and has been a member of that firm since February, 1991. Among his duties at Houlihan Lokey, Mr. Preiser has served as the Chairman of Houlihan Lokey Howard & Zukin (Europe) since December 2004 and as Managing Partner of Sunrise Capital Partners, a private equity fund affiliated with Houlihan Lokey, since the inception of the fund in December 1998. In addition, he has served on the investment committee and as managing member of various Houlihan Lokey direct investment vehicles involving a variety of debt and equity instruments. As of January 3, 2006, Houlihan Lokey became an affiliate of Orix Corp (NYSE: IX), through the acquisition by an affiliate of Orix of a controlling interest in Houlihan Lokey. Mr. Preiser is a director of NVR, Inc. (AMEX: NVR) and several Sunrise and Houlihan Lokey portfolio companies.

Robert N. Wildrick has served as one of our directors since 1994, as our Chief Executive Officer since November 1999 and as our Executive Chairman since April 2007. As Executive Chairman and Chief Executive Officer, Mr. Wildrick is the liaison between the management of the Company and the Board and has supervisory authority over all other officers of the Company. Mr. Wildrick was our President from December 1999 to April 2007. Mr. Wildrick was Director, President and Chief Executive Officer of Venture Stores, Inc., a publicly traded family value retailer, from April 1995 to May 1998 and was Chairman of its board of directors from January 1996 to May 1998. From 1976 to April 1995, Mr. Wildrick was employed by Belk Stores Services, a retailing company, in various capacities, including Corporate Executive Vice President for Merchandise and Sales Promotion, Chief Merchandising Officer, Senior Vice President (Corporate) and General Manager. Mr. Wildrick currently serves on the boards of directors of the Greater Baltimore Alliance and the Pride of Baltimore. Mr. Wildrick is a former member of the board of directors and the executive committee of The Fashion Association and a former member of the board of directors of Goodwill Industries International, Inc.

Directors Whose Terms Expires in 2009

Andrew A. Giordano has served as one of our directors since 1994 and as our Chairman of the Board since May 1999. He was interim Chief Executive Officer of Jos. A. Bank from May 1999 to October 1999. Mr. Giordano has been the Principal of The Giordano Group, Limited, a diversified consulting firm, since its founding in February 1993. Since 2003, he has also been Chairman of the Board of Mattress Discounters, a privately owned manufacturer and retailer. Mr. Giordano serves as Chairman of the Compensation Committee of Dale Carnegie and Associates, a privately owned provider of personal advancement training, where he has been a Director since 2001. He has also served as a Director of the Navy, Marine Corps Residence Foundation and the Navy Memorial Foundation. Mr. Giordano retired from his position as CEO, Naval Supply Systems Command and Chief of the Navy Supply Corps with the rank of Rear Admiral.

William E. Herron has served as one of our directors since April 2005. Since January 2002, Mr. Herron has been self-employed as a strategic consultant to companies seeking to initiate business with the federal government. From 1982 through December 2001, Mr. Herron was a partner in Arthur Andersen, having served in its Accounting and Audit practice from 1982 until 1994 and in its Business Consulting practice from 1995 until 2001. Among his other duties with Arthur Andersen, Mr. Herron was the Managing Partner of the firm's Office of Government Services. Mr. Herron was a licensed CPA for over 30 years and is a current member of the American Institute of Certified Public Accountants and Pennsylvania Institute of Certified Public Accountants. He has served on the boards of directors of several privately held companies including the position of chair of an audit committee. He has been active for over 30 years on boards of civic and charitable institutions. Mr. Herron is a retired Rear Admiral from the U.S. Naval Reserve.

Board Independence

The Board has affirmatively determined that each of Messrs. Giordano, Gladstein, Herron, Preiser and Ritman (individually, an "Independent Director" and collectively, the "Independent Directors") is an "independent director" as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards (the "Nasdaq Rules"). In making this determination, the Board found that none of the Independent Directors had a material or other disqualifying relationship with the Company. During each Board meeting held in Fiscal 2006, the Independent Directors met in executive session in accordance with Rule 4350(c)(2) of the Nasdaq Rules.

Committees of the Board of Directors

The Board has a standing Audit Committee, Compensation Committee, Incentive Plan Committee and Nominating and Governance Committee. The following lists the primary responsibilities of each of these committees and their members.

Audit Committee

The Audit Committee, comprised of Messrs. Giordano, Gladstein and Herron (Chairman), assists the Board with the oversight of: (1) the integrity of our financial statements; (2) the qualifications and independence of our registered public accounting firm; (3) the performance of our registered public accounting firm; (4) the adequacy of our systems of internal accounting and financial controls; and (5) our compliance with ethics policies and legal and regulatory requirements.

The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of our registered public accounting firm (including resolution of disagreements between management and our registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. Our registered public accounting firm reports directly to the Audit Committee. The Audit Committee has the authority, to the extent it deems necessary or appropriate to carry out its duties, to retain independent legal, accounting or other advisors. We cover all payments to these independent advisors. The Audit Committee has established procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The Board has determined that Mr. Herron is an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. All members of the Audit Committee are independent directors as defined in Rule 4200(a)(15) of the Nasdaq Rules and Rule 10A-3 of the Exchange Act.

The Audit Committee operates pursuant to a charter, which has been duly adopted by the Board. A current copy of the charter is available on our website at www.josbank.com.

Compensation Committee

The Compensation Committee, comprised of Messrs. Giordano, Preiser (Chairman) and Ritman, determines the compensation of the Chief Executive Officer and other executive officers of the Company in accordance with Rule 4350(c)(3) of the Nasdaq Rules; and may advise the Board, or take other action, on other matters of compensation. The Board of Directors has determined that all of members of the Compensation Committee are independent directors as defined in Rule 4200 of the Nasdaq Rules. The Compensation Committee operates pursuant to a charter, which has been duly adopted by the Board. A current copy of the charter is available on our website at www.josbank.com. The Compensation Committee may delegate any aspect of its responsibility and authority to subcommittees or individual Compensation Committee members.

Incentive Plan Committee

The Incentive Plan Committee, comprised of Messrs. Gladstein and Preiser, administers the Company's 1994 Equity Incentive Plan and 2002 Equity Incentive Plan (the "Equity Incentive Plans"). Since awards have been granted with respect to all shares reserved under the Equity Incentive Plans, the Incentive Plan Committee is currently inactive.

Nominating and Governance Committee

The Nominating and Governance Committee, comprised of Messrs. Giordano, Herron and Ritman (Chairman), proposes the slate of candidates for election as directors at each Annual Meeting of Stockholders; considers and reviews the qualifications of any individual nominated for election to the Board by stockholders; in the event of any vacancies which may arise on the Board, identifies and recommends to the Board candidates who are qualified to serve on the Board; recommends to the Board the assignment of directors to serve on committees of the Board; and develops and recommends to the Board (and reviews from time to time) corporate governance principles for the Company as the Committee may deem necessary or advisable. The Board of Directors has determined that all of members of the Nominating and Governance Committee are independent directors as defined in Rule 4200 of the Nasdaq Rules. The Nominating and Governance Committee operates pursuant to a charter, which has been duly adopted by the Board. A current copy of the charter is available on our website at www.josbank.com.

Attendance at Board and Committee Meetings

During Fiscal 2006, the Board held four meetings; the Audit Committee held six meetings; and the Compensation Committee held two meetings. The Incentive Plan Committee did not meet during Fiscal 2006. The Nominating and Governance Committee was established in Fiscal 2007 and therefore did not meet in Fiscal 2006. Each director attended or participated in 75% or more of (a) the meetings of the Board and (b) the meetings held by all committees of the Board on which such director served during Fiscal 2006.

While the Board has not adopted a formal policy regarding director attendance at annual meetings of stockholders, the Board typically schedules one of its quarterly meetings on the day of each annual meeting of stockholders. Our directors, therefore, are encouraged to and typically do attend the annual meeting of stockholders. All of our then-sitting directors (including the 2006 director nominees) were present at the 2006 Annual Meeting of Stockholders held on June 23, 2006.

Stockholder Communication with the Board of Directors

Stockholders may communicate with the Board by sending a letter to Jos. A. Bank Clothiers, Inc. Board of Directors c/o General Counsel, 500 Hanover Pike, Hampstead, Maryland 21074. The General Counsel will receive the correspondence and forward it to the Chairman of the Board, the Chairman of the Audit Committee or to any individual director or directors to whom the communication is directed, as appropriate. Notwithstanding the above, the General Counsel has the authority to discard or disregard any communication which is unduly hostile, threatening, illegal or otherwise inappropriate or to take any other appropriate actions with respect to such communications.

Consideration of Director Nominees

Director Qualifications

The Board does not believe that it is in our best interests to establish rigid criteria for the selection of prospective director nominees. Rather, the Board recognizes that the challenges and needs we face will change over time and, accordingly, believes that the selection of prospective director nominees should be based on skill sets relevant to the issues we face or are likely to face at the time of nomination. At the same time, the Board strongly believes that we will benefit from a diversity of background and experience on the Board and therefore seeks prospective director nominees who, in addition to general management experience and business knowledge, possess an expertise in one or more of the following areas: retail, finance, international business, investment banking, corporate governance, financial control systems, risk assessment and investor relations. In addition, there are certain general attributes that the Board believes all prospective director nominees must possess in order to be recommended by the Nominating and Governance Committee, including:

- a commitment to ethics and integrity;
- a commitment to personal and organizational accountability;
- a history of achievement that reflects superior standards for themselves and others; and
- an ability to take tough positions while, at the same time, being respectful of the opinions of others and working collaboratively.

Identifying and Evaluating Prospective Director Nominees

The Nominating and Governance Committee uses a variety of methods for identifying nominees for director. Prospective director nominees may come to our attention through current directors, professional search firms, stockholders or other persons.

The Nominating and Governance Committee will evaluate all prospective director nominees, including those recommended by stockholders, in the same manner. Generally, prospective director nominees will be evaluated at special meetings of the Nominating and Governance Committee. The Nominating and Governance Committee will make an initial determination as to whether to conduct a full evaluation of the prospective director nominee based upon various factors, including, but not limited to: (1) the information submitted with the nomination, (2) the Nominating and Governance Committee's own knowledge of the prospective director nominee, (3) the current size of the Board and any anticipated vacancies or needs and (4) whether the prospective director nominee can satisfy any specific minimum qualifications established by the Nominating and Governance Committee. The Nominating and Governance Committee may then decide to do a comprehensive evaluation of a prospective director nominee. The Nominating and Governance Committee may also choose to interview the candidate.

Stockholder Nominees

The policy of the Nominating and Governance Committee is to consider prospective director nominations properly submitted by a stockholder. For a description of the process for nominating directors in accordance with our Amended and Restated Bylaws, see "What is the deadline to propose actions for consideration at next year's Annual Meeting of Stockholders or to nominate individuals to serve as directors?" in the "Questions and Answers" section of this Proxy Statement. No stockholder has submitted a nominee for consideration by the Nominating and Governance Committee in connection with the Annual Meeting.

PROPOSAL TWO: RATIFICATION OF REGISTERED PUBLIC ACCOUNTING FIRM

Ratification of Appointment of Deloitte & Touche LLP

The Audit Committee appointed Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for Fiscal 2007. The affirmative vote of a majority of the shares present in person or by proxy at the Annual Meeting is required to ratify the selection of Deloitte. Deloitte has served as the Company's independent registered public accounting firm since 2004. Representatives of Deloitte are expected to be present at the Annual Meeting and will be available to respond to appropriate questions from stockholders and to make such statements as they may desire.

In the event the stockholders fail to ratify the appointment of Deloitte, the Audit Committee may reconsider its selection. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in our best interests and in the best interests of our stockholders.

Fees billed to the Company by Principal Accountant

The fees billed for services rendered by Deloitte and its affiliates for fiscal 2005 and Fiscal 2006 were as follows:

Type of Fee	*Fiscal 2005*	*Fiscal 2006*
Audit Fees (1)	$759,713	$750,000
Audit-Related Fees (2)	$ 36,434	$ 34,000
Tax Fees (3)	$ 49,021	$ 40,216
All Other Fees(4)	$ 1,500	$ 1,500
Total Fees	$846,668	$825,716

(1) Audit fees represent the aggregate fees billed for the stated fiscal year for professional services rendered for the audit of the Company's annual financial statements and the audit of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, review of financial statements included in the Company's Quarterly Reports on Form 10-Q and services that are normally provided by the accountant in connection with certain statutory and regulatory filings or engagements.

(2) Audit-related fees represent the aggregate fees billed for the stated fiscal year for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported as Audit Fees. Included in audit-related fees are fees billed in connection with limited scope audits for our two retirement plans.

(3) Tax fees represent the aggregate fees billed for the stated fiscal year for tax compliance, tax advice and tax planning.

(4) All other fees include the aggregate fees billed for the stated fiscal year for products and services provided by the principal accountant other than the services reported above. All other fees for Fiscal 2005 and Fiscal 2006 are subscription fees for access to Deloitte's on-line research facility.

Pre-approval Policies and Procedures

The Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for the Company by its registered public accounting firm, subject to the *de minimis* exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act. The Audit Committee approved all such services prior to the auditor's engagement for such services during Fiscal 2006.

Recommendation of the Board of Directors

The Board of Directors recommends that the stockholders vote FOR the ratification of the selection of Deloitte & Touche LLP to serve as our registered public accounting firm for Fiscal 2007.

OTHER BUSINESS

Except as described in the accompanying Notice of Meeting, the Board knows of no business that will come before the Annual Meeting for action. If any business other than as described in the accompanying Notice of Meeting were to come before the Annual Meeting for action, the persons designated as proxies will have discretionary authority to act in their best judgment.

The Board encourages you to have your shares voted at the Annual Meeting by signing and returning the enclosed form of proxy. The fact that you will have returned your proxy in advance will in no way affect your right to vote in person should you attend the Annual Meeting. However, by signing and returning the proxy you have assured your representation at the Annual Meeting. Thank you for your cooperation.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

The following table sets forth our directors and executive officers, their ages and the positions they hold:

Name	Age	Position
Andrew A. Giordano	75	Chairman of the Board of Directors
Gary S. Gladstein	62	Director
William E. Herron	61	Director
David A. Preiser	50	Director
Sidney H. Ritman	74	Director
Robert N. Wildrick	62	Chief Executive Officer, Executive Chairman and Director
R. Neal Black	52	President and Chief Merchandising Officer
Robert B. Hensley	54	Executive Vice President - Store Operations, Real Estate and Human Resources
David E. Ullman	49	Executive Vice President - Chief Financial Officer and Principal Financial and Accounting Officer

Information Concerning Executive Officers

For information regarding Mr. Wildrick, see the section of this Proxy Statement above entitled "Directors Whose Terms Expire in 2008."

R. Neal Black has been our President since April 2007. Mr. Black was our Executive Vice President - Merchandising and Marketing from January 2000 to April 2007. Mr. Black has been our Chief Merchandising Officer during his entire tenure with the Company.

Robert B. Hensley has been our Executive Vice President-Store Operations, Real Estate and Human Resources since April 2007. Mr. Hensley was Executive Vice President-Stores and Operations from December 1999 to April 2007.

David E. Ullman has been our Executive Vice President-Chief Financial Officer since September 1995. Mr. Ullman is our Principal Financial and Accounting Officer.

COMPENSATION DISCUSSION AND ANALYSIS

The following compensation discussion and analysis discusses the principles underlying our compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. This discussion focuses on the compensation of our Chief Executive Officer (Robert N. Wildrick), Chief Financial Officer (David E. Ullman) and both of our other executive officers (R. Neal Black and Robert B. Hensley), who are collectively referred to as our "Named Executive Officers." This discussion and analysis provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our Named Executive Officers and is intended to place in perspective the data presented in the tables and narratives that follow.

Role of the Compensation Committee and Management

Our Compensation Committee, comprised of Messrs. Giordano, Preiser (Chairman) and Ritman, determines the compensation of our Named Executive Officers and may advise the Board, or take other action, on other matters of compensation. Management provides the Compensation Committee with material for review concerning the compensation of the Named Executive Officers, including a history of salary and non-equity incentive compensation paid to each Named Executive Officer and information concerning the Named Executive Officers' unexercised options. Mr. Wildrick presents to the Compensation Committee an annual review of executive and management compensation and recommendations for base salary increases and non-equity incentive compensation for Messrs. Black, Hensley and Ullman. Mr. Wildrick is not present during the deliberation or determination by the Compensation Committee regarding his own compensation. Charles D. Frazer, our corporate Secretary, acts as Secretary to the Compensation Committee and is usually present during general, but not executive, sessions of the Compensation Committee. Mr. Frazer does not participate in the deliberations of the Compensation Committee. The Compensation Committee reviews the performance of each Named Executive Officer against the established criteria for payment of non-equity incentive compensation for performance in the prior year (e.g. Fiscal 2006) and determines whether and in what amount non-equity incentive compensation should be paid. The Compensation Committee also considers compensation matters applicable to the current fiscal year (e.g. Fiscal 2007) and, where appropriate, authorizes contract extensions, base salary increases and non-equity incentive compensation potentials.

Objectives of the Compensation Program

Our Compensation Committee applies a consistent philosophy to compensation for our Named Executive Officers. This philosophy is based on the premise that the Company's achievements are the result of the coordinated efforts of all of our employees working toward common objectives. We strive to achieve those objectives through teamwork that is focused on meeting the expectations of our customers and stockholders.

The primary objectives of the compensation program are to:

- align compensation with our corporate strategies and business objectives and performance;
- enable the Company to attract, retain and reward senior management who contribute to the long-term success of the Company; and
- promote the achievement of key financial performance measures by linking cash compensation to the achievement of measurable corporate performance goals.

We believe that this compensation program allows us to successfully attract and retain talented employees, enhance stockholder value and foster innovation.

To achieve these objectives, our Compensation Committee has established the following principles to guide the development of our compensation program and to provide a framework for all compensation decisions: (a) provide a total compensation package that will attract the best talent to the Company, motivate individuals to perform at their highest levels, reward outstanding performance and retain executives whose skills are critical for building long-term stockholder value; and (b) establish for senior management annual non-equity incentives that are directly tied to the overall financial performance of the Company.

Components of our Executive Compensation Program

The primary elements of our executive compensation program are:

- Base salary;
- Non-equity incentive compensation; and
- Other employee benefits and non-cash compensation.

In addition, the employment agreements with each of our Named Executive Officers provide for certain potential payments upon termination of employment for a variety of reasons, including, for Mr. Wildrick, following a change in control of the Company. We have provided more detailed information about these benefits, along with estimates of their values under certain circumstances, under the caption "Potential Payments upon Termination or Change in Control" below. We believe these benefits help us compete for executive talent.

Since the beginning of Fiscal 2006, our executive compensation program has consisted almost exclusively of cash payments in the form of base salary and non-equity incentive compensation. There are no options currently available for issuance under the Equity Incentive Plans. We did not grant any options in Fiscal 2006 and we do not expect that any options will become available in Fiscal 2007. Unless otherwise provided in any employment agreement, our compensation-setting process consists of establishing for each Named Executive Officer a targeted overall compensation level intended to permit us to retain that officer and provide sufficient incentive for his highest possible level of performance. The targeted compensation level is then allocated between base salary and non-equity incentive compensation. Neither the targeted compensation nor the allocation thereof is fixed by formula. Rather, they are determined based on many factors including internal pay equity, external market factors, reasonable employee expectations and pay history.

Each Named Executive Officer is employed by the Company pursuant an employment agreement which establishes (a) a base salary to be paid to the executive and (b) a percentage of base salary which the executive may potentially earn as non-equity incentive compensation. Under the terms of his employment agreement, Mr. Wildrick's base salary escalates annually pursuant to a cost of living adjustment tied to the Consumer Price Index and the percentage of base salary which he is eligible to receive as non-equity incentive compensation at various levels of earnings per share is fixed. With respect to the other Named Executive Officers, we consider the contract levels of cash-based compensation to represent the minimum amounts to be paid (in the case of base salary) or potentially earned (in the case of non-equity incentive compensation). In order to permit us to retain the other Named Executive Officers and to provide sufficient incentives for their highest possible level of performance, the salaries and non-equity incentive compensation are reviewed at least annually and adjusted from time to time after taking into account market conditions, individual responsibilities, experience, performance and other factors.

Base Salary

We pay a base salary to attract talented executives and provide a secure base of cash compensation. Generally, base salaries for all of our executives, including the Named Executive Officers, are effective for a twelve-month period beginning in March (the "Pay Year"). The Compensation Committee typically reviews compensation for the Named Executive Officers at a time proximate to the filing of our Annual Report on Form 10-K for the prior fiscal year. For example, base salaries for the Named Executive Officers for Pay Year 2007 were set on April 13, 2007, and made effective as of March 4, 2007. Except where otherwise required by contract, annual increases are not assured (although they have historically been granted to each Named Executive Officer every year). In deciding whether, and to what extent, to make an adjustment to the respective base salaries of the Named Executive Officers (other than Mr. Wildrick), an important factor considered by the Compensation Committee is Mr. Wildrick's evaluation of the individual performances of the other Named Executive Officers. Mr. Wildrick makes his recommendation based upon his evaluation of the other Named Executive Officers' individual contributions to the performance of the Company and such other factors as he may deem relevant.

Upon reviewing the most recently available Consumer Price Index data, the Compensation Committee approved a Pay Year 2007 base salary of $1,092,517 for Mr. Wildrick. Upon a review of the Company's performance and the individual performance by each of Messrs. Ullman, Black and Hensley in Fiscal 2006, the Compensation Committee approved Pay Year 2007 base salaries of $440,000 for Mr. Ullman, $560,000 for Mr. Black and $470,000 for Mr. Hensley. The Compensation Committee also approved extensions of the employment agreements with Messrs. Ullman, Black and Hensley to January 31, 2009.

Non-Equity Incentive Compensation

The Company's officers and certain key managers are included in a non-equity incentive plan (the "Non-Equity Incentive Plan"). The Non-Equity Incentive Plan is designed to reward Company-wide performance through tying the payment of non-equity incentive compensation primarily to the achievement by the Company of financial goals. Mr. Wildrick participates in the Non-Equity Incentive Plan in accordance with his employment agreement, which entitles Mr. Wildrick to non-equity incentive compensation of up to 250% of his base salary upon achievement by the Company of certain specified earnings per share goals, payable quarterly. The goals were established in 2003 for each year of the current term of Mr. Wildrick's employment agreement (fiscal 2004 through fiscal 2008). The Compensation Committee annually reviews and approves the non-equity incentive compensation payment to Mr. Wildrick.

The following description of the Non-Equity Incentive Plan relates to participants other than Mr. Wildrick, whose participation is described above. Each Non-Equity Incentive Plan participant is notified by the Company of a dollar amount or the percentage of such participant's base salary up to which he or she is eligible to earn as non-equity incentive compensation for any fiscal year. For Fiscal Year 2007, the percentages communicated to our Non-Equity Incentive Plan participants ranged from 10% to approximately 65% of base salary. For Company executives at or above the senior vice president level (the "Senior Participants"), a range of net income results (the "Eligibility Range") has been established (and, with regard to Messrs. Black, Hensley and Ullman, approved by the Compensation Committee). For all other Non-Equity Incentive Plan participants, a single net income goal has been established. For all participants, the Non-Equity Incentive Plan is also designed to reward the achievement of specific goals for departmental or individual performance. Below the low end of the Eligibility Range, non-equity incentive compensation is not expected to be paid to the Senior Participants. Within the Eligibility Range, the percentage of the maximum potential non-equity incentive compensation Senior Participants are eligible to earn increases as net income increases. In the event net income is within the Eligibility Range and assuming personal goals are met, Mr. Wildrick will make a recommendation to the Compensation Committee for the payment to Messrs. Black, Hensley and Ullman of non-equity incentive compensation at or above the applicable percentage level based upon his evaluation of each executive officer's contribution to the performance of the Company and such other factors as he may deem relevant. If net income is at or above the highest level of net income within the Eligibility Range, each Senior Participant is eligible to earn his maximum non-equity incentive compensation potential. For Non-Equity Incentive Plan participants other than Senior Participants, non-equity incentive compensation is not expected to be paid if net income is below the single net income goal. Above this level and assuming such other participants satisfy their individual performance goals, non-equity incentive compensation is expected to be paid. The final determination of all non-equity incentive compensation payments to the Named Executive Officers is made by the Compensation Committee. The final determination of all non-equity incentive compensation payments to other Non-Equity Incentive Plan participants is made by Mr. Wildrick. The Compensation Committee and Mr. Wildrick, as the case may be, have the discretion to pay non-equity incentive compensation even if the goals established under the Non-Equity Incentive Plan are not met, as well as to pay less than the maximum potential, even if the objective targets are achieved.

As the Company's earnings per share in Fiscal 2006 exceeded the maximum target established for such year under Mr. Wildrick's employment agreement, Mr. Wildrick's non-equity incentive compensation was 250% of his Fiscal 2006 annualized base salary, or $2,667,278. Upon a review of the Company's performance (which exceeded the Fiscal 2006 net income targets under the Non-Equity Incentive Plan) and the individual performance by each of Messrs. Ullman, Black and Hensley in Fiscal 2006, the Compensation Committee approved the payment of the following amounts under the Non-Equity Incentive Plan for Fiscal 2006 performance: $325,000 for Mr. Ullman, $400,000 for Mr. Black and $355,000 for Mr. Hensley. For Fiscal 2006, each of the Named Executive Officers received the maximum potential non-equity incentive compensation that he was eligible to receive.

The Company has been successful in the past in meeting the Company-wide financial goals established for the annual non-equity incentive compensation programs and has therefore paid all or a substantial portion of the maximum potential non-equity incentive compensation amounts. For example, 98% of the maximum potential non-equity incentive compensation was paid under the Non-Equity Incentive Plan for performance in Fiscal 2006. Although past success is no guaranty of future performance, we anticipate meeting the Company-wide financial goals established for the Fiscal 2007 Non-Equity Incentive Plan and therefore expect that all or a substantial portion of the maximum amount payable under the Fiscal 2007 Non-Equity Incentive Plan will be paid. However, the probability of making such payments can only be determined when, as and if we earn throughout Fiscal 2007 net income on a pace at or above the financial goals established under the Non-Equity Incentive Plan.

Other Employee Benefits and Non-Cash Compensation

In addition to the cash compensation described above, certain perquisites and benefits are provided to our Named Executive Officers in cash, in-kind or through direct payment to third party providers. The Company believes these perquisites and benefits help us to be competitive in attracting and retaining senior management and are commensurate with the experience and skill of our Named Executive Officers. In Fiscal 2006, the total value of these perquisites and benefits for the Named Executive Officers ranged from approximately 3% to approximately 6% of base salary of the applicable Named Executive Officer.

Certain perquisites are provided in accordance with the respective employment agreements of the Named Executive Officers. Mr. Wildrick receives an allowance to be used, in his discretion, for a car and/or for club dues. Messrs. Black and Hensley, who joined the Company more recently than Mr. Ullman, receive a car allowance. Mr. Ullman receives the use of a Company-leased car. When Mr. Ullman joined the Company, the Company's practice was to lease cars for its top executives.

Certain benefits are made available by the Company under broad-based programs offered to most of our employees, including the Named Executive Officers. Such benefits include insurance for medical, prescription drugs, dental, vision, long-term disability, life and accidental death and dismemberment and a legal services plan. For each of the Named Executive Officers, the Company pays for these insurance and plan benefits, as well as insurance for up to $2,500 of medical expense reimbursement. The Company also sponsors a 401(k) plan. In the event the Company elects to make a discretionary contribution to employees' 401(k) accounts, the Named Executive Officers would be eligible to participate on the same basis all other eligible employees; provided, however, that the contribution for certain executives may be limited by IRS rules.

Certain of our Named Executive Officers and other executives participate in a non-qualified deferred compensation plan. We do *not* contribute to the plan or guarantee or supplement deemed investment returns on the participants' accounts. We offer this plan because it provides an opportunity for the participants to save for future financial needs at little cost to the Company. Providing this non-qualified deferred compensation plan contributes to the Company's attractiveness as an employer, thereby serving as a retention tool. The plan essentially operates as an uninsured, tax-advantaged personal brokerage account of the participant. Participation in the non-qualified deferred compensation plan does not affect the participant's base salary or annual non-equity incentive compensation.

For a more detailed discussion of the deferred compensation arrangements relating to our Named Executive Officers, see the 2006 Nonqualified Deferred Compensation table and accompanying narrative below.

Impact of Regulatory Requirements

Internal Revenue Code Section 162(m) generally limits the deductibility of applicable employee remuneration with respect to any Named Executive Officer to the extent that the amount of such remuneration for the taxable year with respect to such officer exceeds $1 million. In making compensation design and award decisions, the Company takes Section 162(m) into account in determining the total compensation cost which may be incurred by the Company. If, consistent with our business needs and without violating contractual obligations, we are able to structure compensation arrangements to eliminate the effects of Section 162 (m), we will do so. If, however, the Company's business needs dictate hiring or compensation decisions which may result in the Company incurring non-deductible compensation expense, the Company will take such actions as may be necessary to meet those needs. For example, a much sought-after candidate for employment may be able to command in the marketplace compensation arrangements which do not meet the exceptions to the deductibility limitations under Section 162 (m). In Fiscal 2006, Section 162(m) did not limit the deductibility of any compensation paid by the Company other than compensation paid to Mr. Wildrick. The non-deductible portion of Mr. Wildrick's Fiscal 2006 compensation was approximately $2.7 million. The Company estimates that the value of the lost deduction is approximately $1.0 million.

The Company has adopted the Statement of Financial Accounting Standards No. 123 (revised 2004) ("FAS 123R"), which generally requires a public entity to measure the cost of employee services received for an award of equity instruments based on the grant-date fair value of the award. The adoption of FAS 123R had no material effect on our financial statements, because, at the time of the adoption, all options previously issued under our Equity Incentive Plans were fully vested. The Company does not expect any material effect in Fiscal 2007 as a result of the adoption of FAS 123R because no options are currently available for issuance under the Equity Incentive Plans. The effect of the adoption of FAS 123R can only be measured if and when options become available and are granted by the Company in the future.

COMPENSATION COMMITTEE REPORT

The undersigned, constituting all of the members of the Compensation Committee, have reviewed and discussed the foregoing Compensation Discussion and Analysis with the management of the Company and, based on such review and discussion, have recommended to the Board of Directors of the Company that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee:
David A. Preiser (Chairman)
Andrew A. Giordano
Sidney H. Ritman

EXECUTIVE COMPENSATION

The following tables, narrative and footnotes discuss the compensation for Fiscal 2006 of our Named Executive Officers. We follow the National Retail Federation's "4-5-4" retail calendar, whereby for each fiscal quarter, the first month contains four weeks, the second month contains five weeks and the third month contains four weeks (each week containing the seven days from Sunday through Saturday). Dividing the retail calendar into 52 weeks of seven days each, or 364 days, leaves an extra day each year to be accounted for in a future fiscal period. As a result every five to six years a week is added to the fiscal calendar. Fiscal 2006 was a 53 week year. The actual salary paid to each Named Executive Officer in Fiscal 2006 is therefore different from such officer's annualized salary amount.

FISCAL 2006 SUMMARY COMPENSATION TABLE

The following table sets forth information concerning compensation earned by our Named Executive Officers for Fiscal 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Options Award ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert N. Wildrick .... *Chief Executive Officer and Executive Chairman*	2006	1,084,272	-	-	-	2,667,278	-	35,943	3,787,493
David E. Ullman .... *Executive Vice President-Chief Financial Officer*	2006	376,080	-	-	-	325,000	-	22,979	724,059
R. Neal Black .... *President-Chief Merchandising Officer*	2006	499,981	-	-	-	400,000	1,148	23,925	925,054
Robert B. Hensley .... *Executive Vice President-Store Operations, Real Estate and Human Resources*	2006	398,750	-	-	-	355,000	-	23,797	777,547

Bonus

The Company paid no discretionary bonuses or other compensation in Fiscal 2006 reportable as bonuses as defined under SEC rules.

Stock Awards

The Company issued no stock awards to the Named Executive Officers in Fiscal 2006.

Option Awards

The Company issued no option awards to the Named Executive Officers in Fiscal 2006.

Non-Equity Incentive Plan Compensation

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect amounts earned by, and payable to, each Named Executive Officer for Fiscal 2006 under the Non-Equity Incentive Plan. Payments under the Non-Equity Incentive Plan were calculated as described in the Compensation Discussion and Analysis above. The non-equity incentive compensation paid to the Named Executive Officers in Fiscal 2007 for performance in Fiscal 2006 represents the maximum potential award that could have been earned under the Fiscal 2006 Non-Equity Incentive Plan.

Changes in Pension Value and Nonqualified Deferred Compensation Earnings

The Company does not maintain a pension plan for which the Named Executive Officers are eligible. The amounts set forth in column (h) represent the above-market earnings, if any, by the Named Executive Officers on their respective accounts in the Company's non-qualified deferred compensation plan. SEC regulations consider the "market rate" of interest to be 120% of the applicable federal long-term rate (the "AFR"). The above-market earnings credited to the participants in the non-qualified deferred compensation plan were calculated as the difference between the return earned on such participants' accounts during Fiscal

2006 and the interest that would have been earned at a rate equal to 120% of the AFR.

All Other Compensation

The amounts reported as All Other Compensation in column (i) consist of amounts provided to the Named Executive Officers with respect to (a) either an allowance for a car and club dues, an allowance for a car or the use of a Company-leased car; (b) the cost of the legal services plan and of insurance for health, prescription drugs, medical expense reimbursement, dental, vision, long-term disability, life, and accidental death and dismemberment; and (c) amounts contributed by the Company for the Named Executive Officer under the Company's 401(k) plan. Except with respect to Mr. Ullman, the amounts shown in column (a) below are cash allowances and reflect the actual dollar amounts paid in Fiscal 2006. With respect to Mr. Ullman, the amount shown in column (a) reflects the value of Mr. Ullman's personal use of a Company-leased car during Fiscal 2006.

	All Other Compensation ($)			
Named Executive Officer	**(a)**	**(b)**	**(c)**	**Total**
Robert N. Wildrick ...	21,404	9,699	4,840	35,943
David E. Ullman	9,852	8,287	4,840	22,979
R. Neal Black	9,785	9,300	4,840	23,925
Robert B. Hensley	9,785	9,172	4,840	23,797

FISCAL 2006 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information concerning grants of non-equity awards earned by our Named Executive Officers for Fiscal 2006.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimate Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options(4) (#)	Exercise or Base Price of Option Awards ($/sh)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
Robert N. Wildrick . . .		666,819	1,333,638	2,667,278	-	-	-	-	-	-
David E. Ullman		243,750	325,000	325,000	-	-	-	-	-	-
R. Neal Black		325,000	400,000	400,000	-	-	-	-	-	-
Robert B. Hensley . . .		256,750	355,000	355,000	-	-	-	-	-	-

(1) This column presents information about the potential payout under the Company's Non-Equity Incentive Plan for Fiscal 2006. The actual amount was paid in April 2007 and is reflected in the Summary Compensation Table under the column heading "Non-Equity Incentive Plan Compensation." For a more detailed description of the Non-Equity Incentive Plan, see the "Non-Equity Incentive Compensation" section of the Compensation Disclosure and Analysis above. For Mr. Wildrick, the "threshold" amount represents the amount payable at the lowest of three earnings per share levels at which any award is payable; the "target" amount is the amount payable at the second earnings per share level; and the "maximum" amount is the amount payable at the highest of the three earnings per share levels. For the other Named Executive Officers, the "threshold" amount represents the amount payable at the lower of two net income levels at which any award is payable; and the "maximum" is the amount payable at the higher of the two net income levels. The Non-Equity Incentive Plan does not specify a "target" amount; therefore the respective amounts in the "target" column for Messrs. Ullman, Black and Hensley are representative amounts based on the Company's actual Fiscal 2006 performance. If the Company's Fiscal 2005 financial performance was used in the determination of non-equity incentive compensation for Messrs. Ullman, Black and Hensley in respect of the Non-Equity Incentive Plan for Fiscal 2006 performance, these executive officers would not have earned non-equity incentive compensation for Fiscal 2006 because the net income thresholds established under the Non-Equity Incentive Plan for Fiscal 2006 performance were in excess of Fiscal 2005 net income.

(2) The Company did not grant any Equity Incentive Plan Awards in Fiscal 2006.

(3) The Company did not grant any other stock awards in Fiscal 2006.

(4) The Company did not grant any other option awards in Fiscal 2006.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

We have entered into employment agreements with each of our Named Executive Officers. The material terms of each employment agreement relating to the information disclosed in the tables above are discussed below. Each Named Executive Officer is entitled to certain payments following the termination of his employment with the Company. Information with respect to these termination payments is set forth in the section below entitled "Potential Payments upon Termination or Change in Control."

Robert N. Wildrick

Mr. Wildrick is our Chief Executive Officer and Executive Chairman and is employed pursuant to an amended employment agreement that expires on January 31, 2009. The employment agreement establishes an annual base salary. Pursuant to his employment agreement, Mr. Wildrick is entitled to an annual cost of living increase to his base salary, tied to the Consumer Price Index. Mr. Wildrick's employment agreement also provides for the payment of non-equity incentive compensation based on the achievement by the Company of annual earnings per share goals, as described in more detail in the Compensation Discussion and Analysis section above. As the Company's earnings per share in Fiscal 2006 exceeded the maximum target established under his employment agreement for such year, Mr. Wildrick's non-equity incentive compensation was 250% of his Fiscal 2006 annualized base salary. Mr. Wildrick received no bonus, stock awards or option awards in Fiscal 2006. Upon reviewing the most recently available Consumer Price Index data, the Compensation Committee approved for Mr. Wildrick a salary of $1,092,517 for Pay Year 2007.

David E. Ullman

Mr. Ullman is our Executive Vice President-Chief Financial Officer and is employed pursuant to an amended and restated employment agreement that expires on January 31, 2009. Pursuant to his employment agreement, Mr. Ullman is eligible for non-equity incentive compensation, as described in more detail in the Compensation Discussion and Analysis section above. Upon a review of the Company's and Mr. Ullman's performance in Fiscal 2006, the Compensation Committee approved for Mr. Ullman a salary of $440,000 for Pay Year 2007 and non-equity incentive compensation of up to $285,000 for performance in Fiscal 2007.

R. Neal Black

Mr. Black is our President and Chief Merchandising Officer and is employed pursuant to an amended and restated employment agreement that expires on January 31, 2009. Pursuant to his employment agreement, Mr. Black is eligible for non-equity incentive compensation, as described in more detail in the Compensation Discussion and Analysis section above. Upon a review of the Company's and Mr. Black's performance in Fiscal 2006, the Compensation Committee approved for Mr. Black a salary of $560,000 for Pay Year 2007 and non-equity incentive compensation of up to $365,000 for performance in Fiscal 2007.

Robert B. Hensley

Mr. Hensley is our Executive Vice President-Store Operations, Real Estate and Human Resources and is employed pursuant to an amended and restated employment agreement that expires on January 31, 2009. Pursuant to his employment agreement, Mr. Hensley is eligible for non-equity incentive compensation, as described in more detail in the Compensation Discussion and Analysis section above. Upon a review of the Company's and Mr. Hensley's performance in Fiscal 2006, the Compensation Committee approved for Mr. Hensley a salary of $470,000 for Pay Year 2007 and non-equity incentive compensation of up to $305,000 for performance in Fiscal 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL 2006 YEAR-END

The following table reflects outstanding stock options held by the Named Executive Officers as of February 3, 2007.

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options(1) (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert N. Wildrick	-	-	-	-	-	-	-	-	-
David E. Ullman	8,593	-	-	2.5600	10/06/07	-	-	-	-
....	46,875	-	-	4.5862	03/15/12	-	-	-	-
....	58,593	-	-	9.8771	03/14/13	-	-	-	-
R. Neal Black	42,968	-	-	1.4931	01/10/10	-	-	-	-
....	21,802	-	-	4.5862	03/15/12	-	-	-	-
....	43,683	-	-	9.8771	03/14/13	-	-	-	-
Robert B. Hensley	58,593	-	-	9.8771	03/14/13	-	-	-	-

(1) All outstanding options held by the Named Executive Officers had been subject to vesting and are now fully vested. Each option expires on the tenth anniversary of its grant date.

FISCAL 2006 OPTION EXERCISES AND STOCK AWARDS

The following table provides information regarding option awards exercised by the Named Executive Officers during Fiscal 2006.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Robert N. Wildrick(1)	611,173(2)	23,794,896(3)	-	-
David E. Ullman	-	-	-	-
R. Neal Black	-	-	-	-
Robert B. Hensley	-	-	-	-

(1) In Fiscal 2006, Mr. Wildrick acquired Company shares on exercise of option awards and sold those shares pursuant to a 10b5-1 trading plan entered into on October 3, 2005 (the "Trading Plan"). In order to provide for the greatest possible dissemination of information prior to making any trades under the Trading Plan, the initial transactions under the Trading Plan were deferred until, at the earliest, the third trading day following the filing with the SEC of the Company's Quarterly Report on Form 10-Q for the third quarter of fiscal 2005 (the "Effective Date"). The Effective Date was December 8, 2005, which was more than two months after the Trading Plan was entered into. Mr. Wildrick currently holds no options to acquire Company shares and is the beneficial holder of 292,968 shares of Company common stock.

(2) The distribution date of the third Stock Dividend was February 15, 2006 (the "Distribution Date"). Company shares traded on the Distribution Date without adjustment for the third Stock Dividend and opened on the following day on an adjusted basis. From January 29, 2006 (the first day of Fiscal 2006) through the Distribution Date, Mr. Wildrick had sold 408,423 shares pursuant to the Trading Plan. As of the Distribution Date, 162,200 shares remained to be sold under the Trading Plan. As of market opening on the day following the Distribution Date, those 162,200 shares were adjusted on a 5/4 basis to become 202,750 shares, which were sold under the Trading Plan during Fiscal 2006. The number of shares shown in column (b) is the total of 408,423 (the number of shares sold by Mr. Wildrick in Fiscal 2006 through the Distribution Date) and 202,750 (the number of shares sold by Mr. Wildrick during Fiscal 2006 after the Distribution Date).

(3) The dollar amount realized upon exercise has been determined as the difference between the market price of the shares at exercise (as determined by actual open-market sales) and the exercise price of the options.

FISCAL 2006 PENSION BENEFITS

The Pension Benefits table is omitted as the Company does not offer pension benefits to the Named Executive Officers.

FISCAL 2006 NONQUALIFIED DEFERRED COMPENSATION

The following table shows the nonqualified deferred compensation benefits for each Named Executive Officer during Fiscal 2006.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Robert N. Wildrick	-	-	-	-	-
David E. Ullman	-	-	4,522	-	98,783
R. Neal Black	100,529	-	27,472	-	562,249
Robert B. Hensley	37,654	-	5,165	-	250,127

The Company maintains a nonqualified deferred compensation plan under which certain executives, including the Named Executive Officers, may defer up to 15% of their base salary and up to 15% of their annual non-equity incentive compensation. Effective salary deferral elections must be made by eligible executives prior to the end of the calendar year with respect to salary amounts to be earned in the following year; effective non-equity incentive compensation deferral elections must be made no later than six months prior to the end of the applicable performance period. Participants in the nonqualified deferred compensation plan direct the investment of the deferred amounts by selecting one or more funds offered by The Vanguard Group. Participants may change their investment selection by contacting the Company. The Company does not restrict the frequency of changes in the investment selection. However, The Vanguard Group maintains a frequent-trading policy which generally prohibits buying or exchanging back into the same fund if a participant has sold or exchanged shares of that fund within 60 calendar days. The value of the participant's investment will increase or decrease based on the performance of the underlying mutual funds.

The amounts reported in column (d) above represent the aggregate earnings (which include interest, dividends and dividend equivalents) on each Named Executive Officer's investment in such Named Executive Officer's selected funds. Pursuant to SEC regulations, all earnings on nonqualified deferred compensation in excess of 120% of the AFR are deemed "above market" earnings. Based on the performance of the funds selected by the Named Executive Officers, only Mr. Black had "above market" earnings on non-qualified deferred compensation in Fiscal 2006. Mr. Black's "above market" earnings, in the amount of $1,148, are reported in column (h) of the Summary Compensation Table above.

The Company does not contribute to the nonqualified deferred compensation plan or guarantee or supplement deemed investment returns on the participants' accounts. Amounts deferred under the plan are held in trust for payment of benefits under the plan, subject to the claims of the Company's general creditors.

A participant may begin to receive distributions under the plan within thirty (30) days after the latest quarterly valuation of his account upon the occurrence of one of the following events: (a) attainment of age 62; (b) termination of employment with the Company; (c) death; (d) disability; and (e) hardship. Upon the death of a participant, his entire interest shall be paid to his beneficiary. Otherwise, distributions may be paid in a single lump sum or a series of substantially equal payments.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

The table below shows the potential payments due to our Named Executive Officers upon termination or change in control based on the assumption that the event triggering such payments took place on the last day of Fiscal 2006. The amounts listed below as "2006 Non-Equity Incentive Compensation" were actually paid in April 2007 pursuant to the 2006 Non-Equity Incentive Plan. If the employment agreements had terminated on February 3, 2007 (the last day of Fiscal 2006), which they did not, the non-equity incentive compensation would still have been paid in April 2007. The 2006 non-equity incentive compensation would not have been paid twice. Columns (b) through (f) each represent a different circumstance under which payments may potentially be due pursuant to the employment agreements. The "Total" in any one column for any one Named Executive Officer represents that officer's potential payment under the applicable circumstance. The "Totals" are independent of one another and not cumulative for any one Named Executive Officer.

Name	Termination without Cause by Company or for Good Reason by Executive ($)	Termination by Company for Cause ($)	Termination by Executive without Good Reason or as a Result of the Death or Disability of Executive ($)	Expiration at the Election of Company ($)	Termination within 90 Days of a Change in Control ($)
(a)	(b)	(c)	(d)	(e)	(f)
Robert N. Wildrick					
Base Salary	-	-	-	-	-
2006 Non-Equity Incentive Compensation	666,820	666,820	666,820	666,820	666,820
Termination Payment	1,500,000	-	-	-	1,800,000
Insurance	104,287	-	104,287	104,287	104,287
Total	2,271,107	666,820	771,107	771,107	2,571,107
David E. Ullman					
Base Salary	562,500	-	-	562,500	-
2006 Non-Equity Incentive Compensation	325,000	325,000	325,000	325,000	-
Total	887,500	325,000	325,000	887,500	-
R. Neal Black					
Base Salary	500,000	-	-	500,000	-
2006 Non-Equity Incentive Compensation	400,000	400,000	400,000	400,000	-
Total	900,000	400,000	400,000	900,000	-
Robert B. Hensley					
Base Salary	395,000	-	-	395,000	-
2006 Non-Equity Incentive Compensation	355,000	355,000	355,000	355,000	-
Total	750,000	355,000	355,000	750,000	-

Termination without Cause by Company or for Good Reason by Executive (Column (b))

Under the terms of the employment agreements with the Named Executive Officers, if the employment period is terminated by the Company without "cause" (as defined below) or by the executive for "good reason" (as defined below), the Company will be obligated to make a termination payment, in addition to paying the executive's base salary through the date of termination. For Mr. Wildrick, the termination payment is an agreed-upon amount payable in one lump sum. For Messrs. Ullman, Black and Hensley, the termination payment is based on the Named Executive Officer's base salary and is payable in equal weekly installments over the term corresponding to the amount due. Mr. Ullman is entitled to 18 months of salary. Messrs. Black and Hensley are entitled to 12 months of salary.

Without limiting the terms and conditions of the respective employment agreements between the Named Executive Officers and the Company, the term "cause," as used in the employment agreements, generally means (a) the conviction of the Named Executive Officer of a felony involving money or other property of the Company or any other felony or offense involving moral turpitude; (b) the willful commission of an act not approved of or ratified on behalf of the Company involving a material conflict of interest or self-dealing relating to any material aspect of the Company's business or affairs; (c) the willful commission of any act of fraud or misrepresentation related to the business of the Company which would materially and negatively impact upon the Company; or (d) the willful and material failure of the Named Executive Officer to comply with the lawful orders of the Company, provided such orders are consistent with the duties, responsibilities and/or authority of his office.

Without limiting the terms and conditions of the respective employment agreements between the Named Executive Officers and the Company, the term "good reason," as used in the employment agreements, generally means any material breach by the Company of any provision of the employment agreement which is not cured within 30 days after notice. However, no notice is required for the Company's failure to pay timely (or any reduction in) compensation or benefits paid or payable to the Named Executive Officer pursuant to the employment agreement.

Termination by Company for Cause (Column (c))

Under the terms of the employment agreement with each Named Executive Officer, if the employment period is terminated by the Company for cause, the executive will be paid his base salary through the date of termination and any non-equity incentive compensation earned through the date of termination, but is not entitled to any other payments.

Termination by Executive without Good Reason or as a Result of the Death or Disability of Executive (Column (d))

Under the terms of the employment agreement with each Named Executive Officer, if the employment period is terminated by the executive without good reason or as a result of the death or disability of the executive, the executive will be paid his base salary through the date of termination and any non-equity incentive compensation earned through the date of termination, but is not entitled to any other payments. In addition, Mr. Wildrick is entitled to certain insurance-related benefits if the employment period is terminated by him without good reason or as a result of his disability.

Expiration at the Election of Company (Column (e))

Under the terms of their respective employment agreements, in the event the Company elects not to renew the employment agreements of Messrs Ullman, Black or Hensley, the executive will be entitled to severance payments. Mr. Ullman is entitled to 18 months of salary and Messrs. Black and Hensley are entitled to 12 months of salary, in each case payable in equal, weekly installments over the term corresponding to the amount due. Mr. Wildrick's amended employment agreement does not provide for severance upon expiration of the employment term.

Termination within 90 Days of a Change in Control (Column (f))

Mr. Wildrick may terminate his employment agreement with the Company at any time within 90 days following a "change in control" (as defined below) of the Company. In the event of such termination, or if the Company terminates the employment agreement for cause within 90 days following a change in control, the Company will make the payments to Mr. Wildrick as set forth above. In the event the employment agreement for one of the other Named Executive Officers is terminated within 90 days of a change in control, the termination payment would be calculated based upon the circumstances described in the notes to columns (b), (c), (d) or (e), as applicable. A change in control does not affect the calculation of these termination payments.

Without limiting the terms and conditions of Mr. Wildrick's employment agreement with the Company, the term "change in control," as used in the employment agreement, generally means (a) the acquisition by any "person" (as defined in the Securities Exchange Act of 1934, as amended) of beneficial ownership of 51% or more of the stock of the Company; (b) the acquisition by any such "person" of beneficial ownership of 30% or more of the stock of the Company and a change in the majority of the Board; or (c) the merger, consolidation or liquidation of the Company or the sale or disposition of all or substantially all of the assets of the Company.

Additional Notes Regarding Potential Post-Employment Payments and Obligation

Insurance

In the event Mr. Wildrick's employment agreement expires or terminates for any reason whatsoever other than by the Company for cause, the Company will provide to Mr. Wildrick during the remainder of his life such medical, dental, vision and medical expense reimbursement insurance as Mr. Wildrick was receiving from the Company at the time of such expiration or termination, provided, however, that the cost thereof shall not exceed $11,000 per year. In the event that such cost shall exceed $11,000 per year, Mr. Wildrick shall have the right to (a) continue receiving such insurance coverage and pay to the Company the difference between the annual cost thereof and $11,000, or (b) receive such lesser coverage as Mr. Wildrick shall notify the Company he elects to receive up to a maximum cost of $11,000 per year. Based on assumptions used for financial reporting purposes under generally accepted accounting principals, the estimated value of this benefit as of February 3, 2007 is $104,287.

Non-Equity Incentive Compensation

The employment agreements use the word "bonus" to refer to payments which are designated as "non-equity incentive compensation" under SEC regulations and in this Proxy Statement. The employment agreements generally provide that in the event the employment period ends for any reason whatsoever on a day prior to payment of any bonus the executive may have earned for the previous fiscal year, the Company will pay such bonus to the executive as and when such bonus would otherwise have been paid had the employment period not ended. The employment agreements also generally provide that when and if bonuses are generally paid to employees of the Company for the fiscal year in which the termination occurs, the Company will pay to the executive a pro-rated bonus based on the number of days the executive was employed by the Company during such fiscal year. For the purpose of determining eligibility for payment of a pro-rata bonus, it is assumed that all, if any, conditions to payment of the bonus which were based upon performance by the executive (e.g. personal performance goals) were satisfied.

Non-compete Covenants

Following the termination of an employment agreement, the Named Executive Officer is generally subject to non-compete covenants. The period of time during which such covenants are in effect varies depending upon the circumstances of termination. Generally, the non-competition term is six months. If the Named Executive Officer resigns without good reason, the term is 12 months. If post-termination payments are being made for longer than the otherwise applicable period, the non-compete covenants will be effective while such payments are being made. For Mr. Wildrick, in the event (a) the Company terminates his employment agreement for cause or (b) Mr. Wildrick terminates his employment agreement without good reason, Mr. Wildrick has agreed not to compete with the Company for the period from the date of termination through earlier to occur of (y) the third anniversary of the date of termination or (z) January 31, 2009.

DIRECTOR COMPENSATION

The Compensation Committee evaluates and sets the appropriate level and form of compensation for Independent Directors. Management assists the Compensation Committee in connection with this process as needed. Independent Directors are compensated as follows:

Cash Compensation

Each Independent Directors listed in the table below receives an annual retainer of $20,000. Each committee chair receives an additional annual retainer of $25,000 and our Chairman of the Board and Lead Independent Director receives an additional annual retainer of $60,000. Each Independent Director also receives (a) attendance fees of $2,500 per Board meeting and $1,000 per Committee meeting and (b) reimbursement for an annual acquisition of our common stock having a market value of $15,000 as of the time of acquisition, plus actual brokerage fees incurred (collectively, the "Stock Acquisition Reimbursement"). Stock Acquisition Reimbursements not used by an Independent Director in any given year may be used in a subsequent year, without any reduction in the Stock Acquisition Reimbursement attributable to such subsequent year. One-half of the usual meeting attendance fee (i.e., $1,250 and $500, respectively) is paid to each Independent Director for participation in each telephonic Board or Committee meeting. All directors are reimbursed for actual out-of-pocket expenses incurred by them in connection with their attending meetings of the Board or of a Committee.

Option Grants

Eligibility to receive option grants is subject in all respects to the availability of shares reserved under the Equity Incentive Plans. Awards have been granted with respect to all shares reserved under the Equity Incentive Plans. Therefore, no further formula awards (as described below) under the Equity Incentive Plans can be granted unless shares become available as a result of the forfeiture of existing options.

Our Independent Directors are eligible to receive option grants under the Equity Incentive Plans. Both plans provide for an adjustment of options and the exercise price per share of options in the event of a stock dividend. All references to options in this section have been adjusted to reflect the Stock Dividends.

Under our 1994 Equity Incentive Plan, Messrs. Giordano, Gladstein, Preiser and Wildrick received an option to purchase up to 46,875 shares of common stock at an exercise price equal to the fair market price of a share of common stock on August 1, 1994, the grant date (the "1994 Initial Formula Award"). All of the recipients were Independent Directors on the grant date. The option vested as to 9,375 shares of common stock on the first day of each year following the grant date until it was fully vested, except that any optionee who failed to attend at least 75% of the Board meetings in any calendar year automatically forfeited the right to exercise such portion of the option that would otherwise have become exercisable on the next following January 1, which portion ceased to have any force or effect. All of the options under the 1994 Initial Formula Award either have vested or were forfeited as of January 1, 1999.

Also pursuant to the 1994 Equity Incentive Plan, and except as provided below, Messrs. Giordano, Gladstein, Preiser and Wildrick received on or about August 1 of each year an immediately exercisable option to purchase up to 2,343 shares of common stock at an exercise price equal to the fair market price of the common stock on the date of grant (the "1994 Annual Formula Award"; the 1994 Initial Formula Award and the 1994 Annual Formula Award are hereinafter collectively referred to as the "1994 Formula Awards"). Notwithstanding the foregoing, neither Mr. Giordano nor Mr. Wildrick received a 1994 Annual Formula Award at any time they, respectively, served as chief executive officer of the Company. Options granted under the 1994 Formula Awards generally expire and cease to be of any force or effect on the earlier of the tenth anniversary of the date of any such grant or the first anniversary of the date on which an optionee is no longer a member of the Board.

Messrs. Giordano, Gladstein and Preiser are eligible for annual formula awards pursuant to the 2002 Equity Incentive Plan upon substantially the same terms and conditions as the 1994 Annual Formula Awards. For any particular year, such directors are eligible to receive annual formula awards under either the 1994 Equity Incentive Plan or the 2002 Equity Incentive Plan, but not both. No director received an initial formula award under the 2002 Equity Incentive Plan. No annual formula or other awards were granted to directors in Fiscal 2006.

Name (a)	Fees Earned or Paid in Cash ($)[1] (b)	Stock Awards ($)[2] (c)	Option Awards ($)[3] (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Andrew A. Giordano	94,250	-	-	-	-	-	94,250
Gary S. Gladstein	32,250	-	-	-	-	-	32,250
William E. Herron	71,741	-	-	-	-	-	71,741
David A. Preiser	84,926	-	-	-	-	-	84,926
Sidney H. Ritman	44,761	-	-	-	-	-	44,761

(1) Amounts reported in column (b) represent retainers, attendance fees and Stock Acquisition Reimbursements, all as more fully set forth above. Messrs. Giordano and Gladstein did not use their respective Stock Acquisition Reimbursements in Fiscal 2006. Mr. Giordano used his Fiscal 2006 Stock Acquisition Reimbursement in Fiscal 2007. Mr. Preiser used his Fiscal 2005 and Fiscal 2006 Stock Acquisition Reimbursements in Fiscal 2006. Column (b) amounts consist of the following:

Name (a)	Annual Retainer ($) (b)	Lead Independent Director Retainer ($) (c)	Committee Chair Retainer ($) (d)	Meeting Fees ($) (e)	Stock Acquisition Reimbursement ($) (f)	Total ($) (g)
Andrew A. Giordano	20,000	60,000	-	14,250	-	94,250
Gary S. Gladstein	20,000	-	-	12,250	-	32,250
William E. Herron..........	20,000	-	25,000	11,500	15,241	71,741
David A. Preiser	20,000	-	25,000	9,500	30,426	84,926
Sidney H. Ritman	20,000	-	-	9,750	15,011	44,761

(2) There are no stock awards to the Directors outstanding at fiscal year-end.

(3) At fiscal year-end, option awards outstanding to the directors are as follows: Mr. Giordano–37,560; Mr. Gladstein–63,903; Mr. Herron–12,500; Mr. Preiser–75,618; and Mr. Ritman–0.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During Fiscal 2006, no interlocking relationship existed between the members of our Compensation Committee and the board of directors or compensation committee of any other company.

TRANSACTIONS WITH RELATED PERSONS

The Audit Committee, which is responsible for reviewing and approving any related person transactions in accordance with the Nasdaq Rules, considers information regarding potential relationships between the Company and the directors or executive officers, if any. Historically, the Company has not been involved in any related person transaction with any of its directors, executive officers or their immediate family members.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the Record Date by (1) each Named Executive Officer, (2) each director, (3) all directors and executive officers as a group, and (4) each person (or group) that beneficially owns more than 5% of our common stock. Unless otherwise indicated, each of the stockholders can be reached at our principal executive offices located at 500 Hanover Pike, Hampstead, Maryland 21074.

	Shares Beneficially Owned*	
	Number	Percent
R. Neal Black (1)	149,624	**
Robert B. Hensley (2)	89,764	**
David E. Ullman (3)	164,061	**
Robert N. Wildrick	292,968	1.62%
Andrew A. Giordano	36,140	**
Gary S. Gladstein (4)	130,504	**
William E. Herron (5)	13,460	**
David A. Preiser (6)	120,396	**
Sidney H. Ritman	8,033	**
Wellington Management Company, LLP (7)	2,039,259	11.28%
Munder Capital Management (8)	1,449,119	8.01%
Mellon Financial Corporation (9)	1,265,008	7.00%
FMR Corporation (10)	1,121,876	6.20%
Thompson, Siegel & Walmsley, Inc. (11)	1,012,362	5.60%
Putnam, LLC (12)	975,163	5.39%
Skyline Asset Management, LP (13)	936,400	5.18%
All directors and executive officers as a group (9 persons) (14)	1,004,950	5.43%

* If indicated by footnote, the number of shares beneficially owned includes shares of our common stock issuable upon the exercise of all options exercisable within 60 days of the Record Date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and/or investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. Percentage ownership is calculated based on 18,082,386 shares of our common stock outstanding as of the Record Date, plus the number of options exercisable by the applicable individual(s) with 60 days of the Record Date. To our knowledge and based on reviews of Forms 4 and Schedules 13D and Schedules 13G filed with the Securities and Exchange Commission, except as disclosed in this table, no other stockholder beneficially owned more than 5% of our outstanding shares of common stock as of the Record Date.

** Represents less than 1%.

(1) Mr. Black's shares include currently exercisable options to purchase 108,453 shares of common stock.

(2) Mr. Hensley's shares include currently exercisable options to purchase 58,593 shares of common stock.

(3) Mr. Ullman's shares include currently exercisable options to purchase 114,061 shares of common stock.

(4) Mr. Gladstein's shares include currently exercisable options to purchase 63,903 shares of common stock.

(5) Mr. Herron's shares include currently exercisable options to purchase 12,500 shares of common stock.

(6) Mr. Preiser's shares include currently exercisable options to purchase 75,618 shares of common stock.

(7) The information in the table above and in this footnote is based on a Schedule 13G (Amendment No.1), dated February 14, 2007, filed with the Securities and Exchange Commission by Wellington Management Company LLP ("Wellington Management"). The securities as to which such Schedule was filed by Wellington Management, in its capacity as investment adviser, are owned of record by clients of Wellington Management. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to

have such right or power with respect to more than five percent of the Company's securities. The principal business address of Wellington Management is 75 State Street, Boston, Massachusetts 02109.

(8) The information in the table above and in this footnote is based a Schedule 13G (Amendment No. 1), dated February 12, 2007, filed with the Securities and Exchange Commission by Munder Capital Management ("Munder"). While Munder is the beneficial owner of the shares of common stock of the Company, Munder is the beneficial owner of such stock on behalf of numerous clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such common stock. No such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the common stock. The principal business address of Munder is Munder Capital Center, 480 Pierce Street, Birmingham, MI 48009.

(9) The information in the table above and in this footnote is based a Schedule 13G, dated February 12, 2007, filed with the Securities and Exchange Commission by Mellon Financial Corporation ("Mellon Financial"). All of the securities are beneficially owned by Mellon Financial and direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The principal business address of Mellon Financial is One Mellon Center, Pittsburgh, Pennsylvania 15258.

(10) The information in the table above and in this footnote is based on a Schedule 13G, dated February 14, 2007, filed with the Securities and Exchange Commission by FMR Corp. ("FMR"). Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Company. The interest of one person, Fidelity Low Priced Stock Fund, an investment company registered under the Investment Company Act of 1940, in the common stock of the Company, amounted to 1,121,876 shares or 6.227% of the total outstanding Common Stock at December 31, 2006. The principal business address of FMR is 82 Devonshire Street, Boston, Massachusetts 02109.

(11) The information in the table above and in this footnote is based on a Schedule 13G, dated February 12, 2007, filed with the Securities and Exchange Commission by Thompson, Siegel & Walmsley, Inc. The principal business address of Thompson, Siegel & Walmsley, Inc. is 6806 Paragon Place, Suite 300, Richmond, Virginia 23230.

(12) The information in the table above and in this footnote is based on a Schedule 13G, dated January 25, 2007, filed with the Securities and Exchange Commission by Putnam, LLC d/b/a Putnam Investments (PI), which is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. (M&MC). PI wholly owns two registered investment advisers: Putnam Investment Management, LLC. (PIM), which is the investment adviser to the Putnam family of mutual funds and The Putnam Advisory Company, LLC. (PAC), which is the investment adviser to Putnam's institutional clients. Both subsidiaries have dispository power over the shares as investment managers, but each of the mutual fund's trustees have voting power over the shares held by each fund, and PAC has shared voting power over the shares held by the institutional clients. In the Schedule 13G, M&MC and PI declared that the filing of the Schedule 13G shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13(d) or 13(g) the beneficial owner of any securities covered by such Schedule 13G, and further stated that neither of them have any power to vote or dispose of, or direct the voting or disposition of, any of the securities covered by such Schedule 13G. The address of PI, PIM and PAC is One Post Office Square, Boston, Massachusetts 02109. The address of M&MC is 1166 Avenue of the Americas, New York, NY 10036.

(13) The information in the table above and in this footnote is based on a Schedule 13G, dated February 8, 2007, and filed with the Securities and Exchange Commission by Skyline Asset Management, LP ("Skyline"). The shares reported in such Schedule 13G are held by Skyline as investment adviser to certain client accounts ("accounts") over which Skyline exercises discretion. Skyline disclosed in its Schedule 13G that all shares beneficially owned by the accounts, with respect to which Skyline has been delegated shared voting power and shared dispositive power, are considered to be shares beneficially owned by Skyline solely by reason of such designated powers.

(14) Includes: R. Neal Black, Andrew A. Giordano, Gary S. Gladstein, Robert B. Hensley, William E. Herron, David A. Preiser, Sidney H. Ritman, David E. Ullman and Robert N. Wildrick.

AUDIT COMMITTEE REPORT

The Audit Committee oversees the responsibilities of the Board of Directors relating to: (1) the integrity of our financial statements; (2) the qualifications and independence of our registered public accounting firm; (3) the performance of our registered public accounting firm; (4) the adequacy of our systems of internal accounting and financial controls; and (5) our compliance with ethics policies and legal and regulatory requirements.

Deloitte was the principal accountant engaged to audit the financial statements of the Company for Fiscal 2006. The Audit Committee has reviewed and discussed those audited financial statements with the Company's management and Deloitte. The Audit Committee has also discussed with Deloitte the matters required to be discussed by Statement on Auditing Standards No. 61, as modified and supplemented.

The Audit Committee has received the written disclosures and the letter from Deloitte required by Independence Standards Board Standard No. 1, as modified or supplemented, and the Audit Committee has discussed with Deloitte the independence of Deloitte from Jos. A. Bank.

Based on the foregoing review and discussions, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal 2006 for filing with the Securities and Exchange Commission.

Audit Committee:
William E. Herron (Chairman)
Andrew A. Giordano
Gary S. Gladstein

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, persons who beneficially own more than ten percent of a registered class of the Company's equity securities, and any other person subject to Section 16 to file reports of beneficial ownership of common stock (Forms 3, 4 and 5) with the SEC and NASDAQ. Officers, directors, and greater-than-ten percent stockholders are required to furnish the Company with copies of all such forms that they file.

To the Company's knowledge, based solely on the Company's review of the copies of Forms 3, 4 and 5, and amendments thereto, received by it during or with respect to Fiscal 2006, all filings applicable to its officers, directors, greater-than-ten percent stockholders and other persons subject to Section 16 were timely.

Equity Compensation Plan Information

The table which follows contains information, as of the end of Fiscal 2006, on the Company's equity compensation plans.

Plan Category	(a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a))
Equity compensation plans approved by our stockholders	578,144	$11.06	-
Equity compensation plans not approved by our stockholders	-	-	-
Total	578,144	$11.06	-

Notwithstanding anything to the contrary set forth in any of the Company's previous filings made under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings made by the Company under those statutes, the Compensation Committee Report, the Audit Committee Report and disclosures regarding the Audit Committee charter are not deemed filed with the Securities and Exchange Commission and shall not be deemed incorporated by reference into any such filings made by the Company under those statutes.

THE BOARD HOPES THAT YOU WILL ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. YOUR PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE ANNUAL MEETING. YOUR COOPERATION IS APPRECIATED.

END